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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 17, 2003

BUHRMANN NV

(Translation of Registrant's Name into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

            Enclosure: Offering Circular dated December 16, 2003

Offering Circular

Buhrmann NV (Incorporated with limited liability in The Netherlands and registered office in Amsterdam)
€114,819,000 2.00 per cent. Guaranteed Subordinated Convertible Bonds due 2010 guaranteed on a joint and several basis by the guarantors named in the Guarantee

The €114,819,000 2.00 per cent. Guaranteed Subordinated Convertible Bonds due 2010 (the "Bonds") of Buhrmann NV ("Buhrmann" or the "Company") will be convertible into ordinary shares ("Ordinary Shares") issued by the Company at a conversion price (the "Conversion Price") of EUR 8.40 per Ordinary Share, subject to adjustment in certain circumstances as described herein. The payment obligations of the Company under the Bonds will be guaranteed by the Guarantors (as defined herein) under guarantees issued pursuant to a Guarantee dated 18 December 2003 executed by the initial Guarantors or any further Guarantee as shall be entered into from time to time (the "Guarantee").
Interest on the Bonds is payable at the rate of 2.00 per cent. per annum payable annually in arrear on 18 June in each year, commencing on 18 June 2004.

The Bonds and the obligations of the Guarantors under the Guarantee are unsecured subordinated obligations of the Company and the Guarantors, ranking, in the case of the Bonds, without preference or priority among themselves and the Bonds and the obligations of the Guarantors under the Guarantee will, in the event of any total or partial liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors or marshalling of assets and liabilities of the Company or in a bankruptcy, reorganisation, insolvency, receivership or other similar proceeding relating to the Company or, as the case may be, each Guarantor or its assets, whether voluntary or involuntary, suspension of payments or composition or arrangement with creditors of the Company or, as the case may be, the Guarantors, be subordinated in right of payment to the claims of the holders of unsecured and unsubordinated payment obligations of the Company or, as the case may be, such Guarantor, but will rank at least pari passu with the holders of all other Subordinated Indebtedness (as defined herein) of the Company or, as the case may be, any such Guarantor and in priority to the holders of indebtedness which by its terms ranks junior to the Bonds or, as the case may be, the obligations of the relevant Guarantor under the Guarantee and the claims of shareholders of the Company or, as the case may be, the relevant Guarantor.

Application has been made to list the Bonds on the Official Segment of the stock market of Euronext Amsterdam N.V. ("Euronext Amsterdam"). The existing issued Ordinary Shares are listed on Euronext Amsterdam under the trading symbol "BUHR". The last reported sale price of the Ordinary Shares on Euronext Amsterdam on 12 December 2003 was EUR 6.63 per Ordinary Share.
Unless previously redeemed, converted or repurchased and cancelled, the Bonds will be redeemed at their principal amount on 18 December 2010.

The Bonds may be redeemed at the option of the holders at their principal amount together with accrued and unpaid interest in the event of a Change of Control of the Company. See "Terms and Conditions of the Bonds—Redemption".

The Bonds may be redeemed at the option of the Company in whole (but not in part) at their principal amount together with accrued interest at any time on or after 9 July 2008 upon the giving of not less than 20 nor more than 40 Business Days' (as defined herein) notice, provided that (i) the official closing price of an Ordinary Share according to the Euronext Daily Official List of Euronext Amsterdam (Officiële Prijscourant) shall have been in excess of 150 per cent. of the Conversion Price (as defined herein) in effect on each such trading day or each of not less than 20 trading days in any period of 30 consecutive trading days and (ii) notice of redemption shall be sent to Bondholders no later than the fifth Business Day immediately following the last day of the 30 trading day period. The Bonds may also be redeemed at the option of the Company in whole (but not in part) at their principal amount together with accrued interest at any time if, prior to the date of the notice of such redemption, the outstanding principal amount of Bonds shall represent 15 per cent. or less of the aggregate principal amount of the Bonds originally issued.

Neither the Bonds, the Guarantee nor the Ordinary Shares issuable upon conversion of the Bonds have been or will be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any jurisdiction. The Bonds are being offered in offshore transactions outside the United States in reliance on Regulation S ("Regulation S") under the Securities Act and, unless the Bonds are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available, may not be offered, sold or delivered within the United States or to or for the benefit of U.S. persons.

On 18 December 2003 (the "Closing Date"), the global certificate evidencing the Bonds will be delivered to, and registered in the nominee name of, a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), against payment therefor in immediately available funds. Investors may only hold interests in Bonds through Euroclear or Clearstream, Luxembourg or through participants in Euroclear or Clearstream, Luxembourg. Bondholders or any person claiming any beneficial interest in any Bond will only be entitled to receive Bonds in physical form in certain limited circumstances. See "Terms and Conditions of the Bonds—Securities Holding Structure".
Investors should read "Risk Factors" beginning on page 6 for a discussion of certain factors which should be considered before buying the Bonds.
This Offering Circular constitutes a prospectus for the purpose of the Listing and Issuing Rules (Fondsenreglement) of Euronext Amsterdam.

The Bonds are expected to be assigned on issue a rating of B by Standard & Poor's Rating Services, a division of the McGraw-Hill Companies Inc. ("Standard & Poor's") and a (P)B2 rating by Moody's Investors Services, Inc. ("Moody's"). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency without notice. Each rating should be evaluated independently of any other rating.
Issue Price of the Bonds: 100 per cent.
Sole Bookrunner
Deutsche Bank
Joint Lead Managers
Deutsche Bank ABN AMRO Rothschild
The date of this Offering Circular is 16 December 2003.

            The Company, having made all reasonable inquiries, accepts responsibility for this Offering Circular and confirms that this Offering Circular contains all information with respect to the Company, the Company and its subsidiaries and affiliates taken as a whole (the "Group"), the Guarantors, the Bonds and the Ordinary Shares which is material in the context of the issue and offering of the Bonds, that the information contained herein is true and accurate in all material respects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and have been reached after considering all relevant circumstances and are based on reasonable assumptions, that there are no other facts, the omission of which would, in the context of the issue and offering of the Bonds, make this document as a whole or any such information or the expression of any such opinions or intentions misleading in any material respect, and that all reasonable inquiries have been made by the Company and the Guarantors to verify the accuracy of such information. The Company accepts responsibility for the information contained in this Offering Circular accordingly.

            No action has been or will be taken to permit a public offering of the Bonds outside The Netherlands. Additionally, save for the listing of the Bonds on Euronext Amsterdam, no action has been taken to permit the possession or distribution of the Offering Circular or any other offering material in relation to the offering of the Bonds in any jurisdiction where action may be required for such purpose, as described under "Subscription and Sale" starting on page 97 of this Offering Circular.

            Investors should rely only on the information contained in this Offering Circular. No dealer, salesman or other person is authorised to give any information or to make any representation not contained in this Offering Circular in connection with the offering of the Bonds and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Company, the Guarantors, the Managers (as defined in "Subscription and Sale") or their agents. No representation or warranty, express or implied, is made by any Manager or its selling agents as to the past or the future. The delivery of this Offering Circular at any time does not imply that there has been no change in the business or affairs of the Company, the Guarantors or the Group since the date hereof or that the information contained herein is correct as at any time subsequent to the date hereof.

            The provision and distribution of this Offering Circular and the offer or sale of the Bonds offered hereby may, in certain jurisdictions, be restricted by law. The Company, the Guarantors and the Managers require persons into whose possession this Offering Circular comes to inform themselves of and observe all such restrictions. Neither the Company, the Guarantors nor the Managers accept any legal responsibility for any violation by any person, whether or not such person is a prospective buyer of the Bonds offered hereby, of any such restrictions. For a further description of certain restrictions on offers and sales of the Bonds offered hereby and on the distribution of this Offering Circular, see "Subscription and Sale."

            The Bonds will be evidenced by a global certificate (the "Global Certificate") in registered form. The Global Certificate will be held by a common depositary on behalf of Euroclear and Clearstream, Luxembourg (the "Common Depositary"). Interests of participants in Euroclear and Clearstream, Luxembourg in the Bonds will be represented by book entries on the records of Euroclear or Clearstream, Luxembourg, as the case may be.

            Investors must rely upon their own examination of the Company, the Guarantors and the Group, the terms of the offering and the financial information contained herein, in making an investment decision. Potential investors should consult their own professional advisors as needed to make their investment decision and to determine whether they are legally permitted to purchase the Bonds under applicable laws and regulations.

            In this Offering Circular, references to "€", "euro" and "EUR" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended by the Treaty on European Union and references to "U.S. dollars" and "U.S.$" are to United States dollars. The Noon Buying Rate on 12 December 2003 was €1.00 equals U.S.$1.23.

            In this Offering Circular, unless otherwise specified or the context otherwise requires, "U.S.", "USA" and "United States" mean the United States of America, its territories and possessions.

            Totals presented in certain tables in this Offering Circular may differ from the sum of individual items in such tables due to rounding.

            The Company's website address is www.buhrmann.com. Information on the Company's website does not form part of this Offering Circular and may not be relied upon in connection with any decision to invest in the Bonds.

            IN CONNECTION WITH THE ISSUE OF THE BONDS, DEUTSCHE BANK AG LONDON OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AND/OR THE ORDINARY SHARES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. HOWEVER, THERE MAY BE NO OBLIGATION ON DEUTSCHE BANK AG LONDON OR ANY PERSON ACTING FOR IT TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER 30 DAYS AFTER THE CLOSING DATE. STABILISATION TRANSACTIONS CONDUCTED ON THE STOCK MARKET OF EURONEXT AMSTERDAM MUST BE CONDUCTED IN ACCORDANCE WITH ALL APPLICABLE LAWS AND REGULATIONS OF EURONEXT AMSTERDAM AND ARTICLE 32 (AND ANNEX 6) OF THE FURTHER REGULATIONS ON MARKET CONDUCT SUPERVISION OF THE SECURITIES TRADE 2002 (NADERE REGELING GEDRAGSTOEZICHT EFFECTENVERKEER 2002).

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

            Certain statements contained in this Offering Circular are "forward-looking statements." Such statements can be identified by the use of forward-looking terminology such as "anticipates", "believes", "expects", "estimates", "intends", "plans", "projects", "may", "will", "seeks" or similar expressions, by discussions of strategy that involve risks and uncertainties and by discussions of possible future developments with respect to the Company. In addition, from time to time, the Company, the Guarantors or their respective representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may include, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of the Company or any Guarantor. Examples of such forward-looking statements include, but are not limited to: (i) statements as to expected future financial condition, results of operations and cost savings (ii) statements of plans, objectives or goals, (iii) expectations regarding growth in the markets for the products and services of the Company or the Group, and (iv) statements regarding organic growth and expansion through acquisitions. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by them. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to: (i) the factors set forth under the heading "Risk Factors", (ii) conditions in the markets in which the Company or any member of the Group sells its products, (iii) general economic conditions, (iv) performance of financial markets, (v) interest rate levels, (vi) currency exchange rates, (vii) changes in laws and regulations, (viii) changes in the policies of the Dutch and other governments and (ix) competitive factors on a global, national and/or regional basis. Many of these factors are beyond the ability of the Company or any Guarantor to control or predict. Furthermore, the risk factors, as discussed in this Offering Circular, may not be complete. Other risks may exist. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statement.

INCORPORATION BY REFERENCE

            Each document incorporated herein by reference is current only as at the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the affairs of the Company or the Group, as the case may be, since the date thereof or that the information contained therein is current as at any time subsequent to its date. Any statement contained in any document incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this Offering Circular to the extent that a statement contained herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

            The documents set out below are incorporated herein by reference:

  •
  the annual report and audited financial statements of the Group as at and for the three years ended 31 December 2000, 2001 and 2002;

  •
  the unaudited financial statements of the Group as at and for the nine-month periods ended 30 September 2002 and 2003;

  •
  the Articles of Association of the Company; and

  •
  all filings and announcements made by the Company with or to the U.S. Securities and Exchange Commission ("SEC") or any other regulatory authority in the United States of America and which are publicly available, including but not limited to the Annual and transition report of foreign private issuers (20-F) filed by the Company with the SEC on 27 June 2003 and all subsequent reports of foreign issuers (6-K) filed by the Company with the SEC after 27 June 2003.

            These documents (other than the filings and announcements specified in the immediately preceding paragraph above) may be obtained free of charge from the offices of the Company and the Fiscal Agent specified at the end of this Offering Circular and from the specified office of Deutsche Bank AG, Amsterdam Branch, in Amsterdam in its capacity as Paying Agent for as long as the Bonds are outstanding.

RISK FACTORS

            Prospective investors should carefully consider the following information in conjunction with the other information contained in this Offering Circular before making an investment decision.

Risk Factors

            The key risks relating to the Group's business and industry are included below. Additional risks of which the Group is presently not aware or that it currently deems immaterial may also impair our business.

Risks Relating to Buhrmann's Business

Buhrmann has material debt

            Buhrmann has indebtedness that is material in relation to its shareholders' equity. A substantial portion of Buhrmann's cash flow from operations is dedicated to the payment of principal and interest on Buhrmann's debt. Buhrmann's indebtedness could have important consequences, including that:

  •
  Buhrmann's ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;

  •
  certain of Buhrmann's borrowings are and will continue to be at variable rates of interest, which exposes Buhrmann to the risk of increasing interest rates;

  •
  a substantial part of Buhrmann's assets has been pledged to secure Buhrmann's obligations under the senior credit facility and in connection with its securitisation program and will be unavailable to secure other debt; and

  •
  Buhrmann may be more leveraged than certain of its competitors, which may place Buhrmann at a competitive disadvantage.

            Buhrmann's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on Buhrmann's financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. Buhrmann's operating performance, cash flow and capital resources may not be sufficient for payment of its debt in the future. If Buhrmann's cash flow and capital resources are insufficient to fund its debt service obligations, Buhrmann may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. In the event that Buhrmann is required to dispose of material assets or operations or restructure its debt to meet its debt service and other obligations, the terms of any such transaction may not be as advantageous to Buhrmann as they otherwise might be.

Buhrmann is restricted by the terms of its debt

            The terms of such debt limit Buhrmann's flexibility in operating its business. In particular, these agreements may limit Buhrmann's ability to, among other things, incur other debt, pay dividends, make investments and enter into certain corporate transactions. Buhrmann is in the process of refinancing its existing senior credit facility with a proposed new senior credit facility, as described in "Recent Developments" below. The existing senior credit facility requires, and the proposed new senior credit facility will also require, Buhrmann to meet certain financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in either the existing or the proposed new senior credit facility or if it fails to refinance its existing senior credit facility, there could be an event of default under such senior credit facility. This may cause Buhrmann to renegotiate the terms of the existing or proposed new senior credit facility which may lead to an increase of interest expenses and may further restrict Buhrmann's ability to operate its business, including the payment of dividends. In addition, if an event of default occurs, the lenders under the existing or proposed new senior credit facility could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann's assets that secure such senior credit facility. If there is a default under either of the existing or proposed new senior credit facility, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

            In addition, other funding instruments such as the accounts receivable securitisation program, the high yield bonds and preference shares C have certain restrictions attached.

Buhrmann may not be able to manage its growth effectively

            Challenges which may result from organic growth as well as growth through acquisitions include Buhrmann's ability to:

  •
  improve the efficiency of growing operations;

  •
  manage efficiently the operations and employees of expanding businesses;

  •
  retain, and respectively hire, enough qualified personnel to staff new or expanded operations;

  •
  maintain the customer base and respectively the value sold to existing customers; and

  •
  assess the value, strength and weaknesses of acquisition candidates.

            Buhrmann cannot ensure that it will be able to adequately address these concerns. Buhrmann's failure to address these concerns could lead to a material adverse effect on its business, financial condition and results of operations. Due to operational and financial leverage, a reduction in growth can affect results significantly.

Adverse developments in equity and bond markets may require Buhrmann to make additional contributions to its pension funds

            Buhrmann has a number of defined benefit plans which are insured in separate trusts (pension funds). Local law or specific arrangements with these pension funds require a minimum funding level of benefit obligations of these pension funds. The funding levels are calculated based on certain assumptions, including expected return on plan assets. Declining returns on equity and bond markets may require Buhrmann to make additional contributions to these pension funds in order to meet the minimum funding levels which may adversely affect Buhrmann's results of operations and financial position.

Buhrmann may overestimate the benefits from acquisitions and may incur unknown liabilities in connection with acquisitions

            Statements regarding the expected earnings potential, the anticipated operating efficiencies, cost savings and other benefits Buhrmann expects to realise from acquired businesses are forward-looking statements. Actual results for the combined operations could differ materially from results anticipated depending upon, among other things:

  •
  the combined future sales levels and operating results;

  •
  the ability to maintain present efficiency levels;

  •
  unforeseen costs and expenses incurred in connection with the integration of the acquired businesses into Buhrmann's operations and other business;

  •
  economic or competitive uncertainties and contingencies; and

  •
  existence of risks or occurrence of material adverse events which Buhrmann has been unable to identify.

            Buhrmann has made acquisitions which have certain attendant risks. Buhrmann may incur undisclosed or otherwise unforeseen financial, commercial, tax, pension, litigation, environmental or other liabilities in connection with such acquisitions, or Buhrmann may have underestimated the liabilities of which it is aware. If such liabilities materialise or are greater than Buhrmann estimates, they could result in a material adverse effect on Buhrmann's business, financial condition and results of operations.

Buhrmann may be required to indemnify purchasers of the businesses that Buhrmann sold for pre-sale liabilities

            Buhrmann has divested various subsidiaries and divisions, some of which were substantial. In connection with these divestments, Buhrmann has agreed to indemnify the purchasers against various potential liabilities, such as environmental liabilities and liabilities related to taxes. Buhrmann has established reserves for such potential liabilities that Buhrmann believes are adequate. However, Buhrmann cannot assure that these reserves will in fact be sufficient to cover these potential liabilities. The lack of adequate reserves could have a material adverse effect on Buhrmann's business, financial condition and results of operations.

Buhrmann's exposure to exchange rate fluctuations may affect its reported results of operations and financial condition

            A significant portion of Buhrmann's subsidiaries conduct their activities in currencies other than euros. Buhrmann is currently scheduled to report full year results for 2003 only in February 2004. The position in relation to the US dollar is in particular relevant. In 2002, approximately 45 per cent. of Buhrmann's revenues and 55 per cent. of Buhrmann's operating result before depreciation and amortisation and impairment of goodwill were denominated in US dollars. This results in foreign exchange translation exposure when results of these subsidiaries are translated into euro in Buhrmann's Consolidated Financial Statements. Under the Company's foreign exchange policy, translation risks in these subsidiaries are, in general, not hedged. This means that fluctuations in exchange rates may positively or negatively affect results of operations reported in euro. For example, a 10 per cent. change in the USD/EUR exchange rate affects net result from ordinary operations before amortisation and impairment of goodwill by approximately 5 per cent. Pro forma for the divestment of PMD, approximately 70 per cent. of Buhrmann's revenues and 75 per cent. of Buhrmann's EBITDA are denominated in USD.

            Of Buhrmann's external long-term debt at December 31, 2002, 64 per cent. was denominated in US dollars, 26 per cent. in euro and 10 per cent. in British Pounds Sterling. Buhrmann finances its subsidiaries predominantly through internal debt denominated in local currencies. Although Buhrmann enters into forward foreign exchange and currency swap contracts to minimise its exposure to exchange rate fluctuations on its net financing position, exchange rate fluctuations may lead to currency translation adjustments which may have a direct impact, positive or negative, on Buhrmann's Group equity and may also positively or negatively affect net result reported in euro.

Inability to maintain and update its information systems effectively could disrupt Buhrmann's business processes

            Buhrmann needs to maintain and consistently upgrade sophisticated information systems to grow its businesses and achieve operating efficiencies. If Buhrmann fails to do so, its information systems may not function correctly or efficiently, which could have an adverse effect on Buhrmann's ability to perform administrative functions and process and distribute customer orders, and prevent Buhrmann from realising anticipated cost savings. This in turn would have an adverse impact on Buhrmann's results of operations. If Buhrmann fails to implement information technology improvements within the anticipated time frame, such failure could have a material adverse effect on Buhrmann's business, financial condition and results of operations.

Risks Relating to the Industry

The demand for Buhrmann's products and services relates to the number of white collar workers employed by Buhrmann's customers

            An interruption of growth in the markets where Buhrmann's customers operate may have an adverse effect on Buhrmann's operating results. The demand for Buhrmann's products and services, most notably in office products, relates to the number of white collar workers employed by Buhrmann's customers. A reduction of white collar workers at Buhrmann's customers base may adversely affect Buhrmann's operating results.

            In addition, Buhrmann's customers may, on short term notice, postpone or reduce spending on Buhrmann's products and services per white collar worker. Customers may also, on short term notice, substitute certain of Buhrmann's products and services for its other—lower margin—products and services. Any such postponement, reduction or substitution may also adversely affect Buhrmann's operating results.

Buhrmann could lose market share and profit margins due to increased competitive pressures

            Each of Buhrmann's divisions operates in a highly competitive market. Many of Buhrmann's competitors offer the same or similar products that Buhrmann offers to the same customers or potential customers. Some of Buhrmann's competitors may have advantages over Buhrmann, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. Also, new entrants in Buhrmann's markets such as new internet based businesses, may alter the competitive landscape to Buhrmann's disadvantage. If Buhrmann's competitors successfully exploit these advantages, they could force Buhrmann to lower its prices or may cause Buhrmann to sell fewer of its products, either of which could adversely affect Buhrmann's business, financial condition and results of operations.

If Buhrmann's contract with Heidelberger were to be terminated, or Heidelberger were to cease operations, Buhrmann could lose most of its Graphic Systems Division's revenues

            Buhrmann's Graphics Systems Division is the exclusive distributor of printing equipment manufactured by Heidelberger in a number of countries. The Graphics Systems Division derives its revenues to a large extent from sales of such equipment. The exclusive distribution agreement runs until 30 June 2008 but may be terminated earlier by either party for cause. If Heidelberger were to terminate the distribution agreement or cease operations (without a successor), Buhrmann's business, financial condition and results of operations may be adversely affected.

Risks relating to the Bonds

Unsecured, subordinated obligations

            The Bonds and the obligations of the Guarantors under the Guarantee will be unsecured subordinated obligations of the Company and the Guarantors, ranking, in the case of the Bonds, without preference or priority amongst themselves and the Bonds and the obligations of the Guarantors under the Guarantee will, in the event of any total or partial liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors or marshalling of assets and liabilities of the Company or in a bankruptcy, reorganisation, insolvency, receivership or other similar proceeding relating to the Company or, as the case may be, each Guarantor or its assets, whether voluntary or involuntary, suspension of payments or composition or arrangement with creditors of the Company or, as the case may be, the Guarantors, will be subordinated in right of payment to the claims of holders of unsecured and unsubordinated payment obligations of the Company or, as the case may be, such Guarantor. For more information concerning the ranking of the Bonds and the Guarantee, see "Terms and Conditions of the Bonds—Status and Guarantee".

No prior market

            There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

Volatility of the market for the Bonds and the Ordinary Shares

            Fluctuations in the market price of the Ordinary Shares may affect the market price of the Bonds. The market price of the Bonds and the Ordinary Shares could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of the

Company. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities market, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

No Tax Gross Up

            Neither the Company nor any Guarantor is obliged to make any additional payments to Bondholders in the event that any payment in respect of the Bonds or the Guarantee is required by applicable law to be withheld or deducted for taxation. Neither the Company nor the Bondholders has any right to require redemption of the Bonds in the event of such a withholding or a deduction.

Bondholders have no shareholder rights before conversion

            An investor in a Bond will not be a shareholder in the Company. No Bondholder will have any voting rights, any rights to receive dividends or other distributions or any other rights with respect to any Ordinary Shares until such time, if any, as he or she converts his or her Bond and becomes registered as the holder of Ordinary Shares.

RECENT DEVELOPMENTS

Divestment of Paper Merchanting Division

            On 1 November 2003 Buhrmann completed the sale of its Paper Merchanting Division ("PMD"). The division was sold for an amount of EUR 706 million on a debt-free and cash-free basis before completion adjustments and deferred consideration. The net proceeds have been used to substantially reduce Buhrmann's net interest-bearing debt. The Company is applying about EUR 600 million of the proceeds to pay down outstanding bank loans under the credit facility and the securitised notes related to Paper Merchanting Division. The operational result of the PMD will be included in Buhrmann's consolidated accounts for this year up to 31 October 2003. The transaction together with one-off charges related to taxes and the debt reduction, is estimated to result in a book loss of EUR 150–170 million. This loss will be included as an exceptional item in the fourth quarter results for 2003. In addition, Buhrmann may receive a deferred consideration of up to EUR 26 million, dependent upon the operating result (EBITA) of the PMD over 2003. This deferred consideration, if any, would become payable in July 2004.

Forecast Update Corporate Express Australia Limited

            On 12 November 2003, Corporate Express Australia Limited (of which 52 per cent. of the shares are held by Buhrmann) announced a revision to its forecast 2003 net profit after tax. Corporate Express Australia now expects an increase of approximately 5 per cent. in net profit after tax for the year ending 31 December 2003. Sales revenue is forecasted to grow by approximately 15 per cent.

New bank facilities

            On 14 November 2003, the day Buhrmann announced the issuance of the Bonds, the Company also announced obtaining a fully underwritten 7-year senior secured credit facility of up to EUR 880 million. The Company's intention is that this new senior credit facility will be used to repay/refinance the existing senior credit facility. The net proceeds from the issue of the Bonds will be used to reduce the amount of the proposed new senior credit facility. This new financing package will provide the Company with the flexibility to refinance the outstanding Senior Subordinated Notes, which are redeemable at the option of the Company as from 1 November 2004. The proposed new senior credit facility consists of a revolving credit facility of approximately EUR 320 million, maturing December 2008; an amortising term loan A of approximately EUR 200 million, maturing December 2010; and a term loan B of approximately EUR 360 million, maturing December 2010. Deutsche Bank AG London and ABN AMRO Rothschild have underwritten the new senior credit facility and are acting as Joint Bookrunners for such facility. Capitalised financing fees relating to the existing senior credit facility are to be written off, which will lead to an exceptional (non-cash) interest charge of EUR 26 million. In addition, project expenses of about EUR 5 million have been incurred.

            As at the date of this document the proposed new senior credit facility is not available for utilisation by the Company.

USE OF PROCEEDS

            The net proceeds of the issue of the Bonds, which are expected to amount to approximately €111,948,525, will be used to facilitate the refinancing of existing debt and for general corporate purposes.

BUHRMANN NV

Company overview

History

            Buhrmann was incorporated in 1875 under the name Koninklijke Nederlandsche Papierfabrieken NV (KNP). Upon KNP's merger in 1993 with Buhrmann-Tetterode NV and VRG-Groep NV, the combined company KNP BT NV was formed. KNP BT was active in three main areas: paper manufacturing, packaging, and business services and distribution. In 1997 and early 1998, Buhrmann made certain strategic decisions concerning the future of KNP BT. In April 1997 the protective and flexible packaging activities were divested for EUR 454 million to Tenneco, Inc. In December 1997 the paper manufacturing subsidiary, KNP LEYKAM, was sold to Sappi Ltd. ("Sappi"), a South African paper group. In consideration for the sale of KNP LEYKAM, KNP BT received EUR 335 million in the form of loan notes (sold immediately following the closing for EUR 307 million in cash) and 44.6 million shares in Sappi. Buhrmann sold these shares in two tranches—31.5 million as part of a global offering by Sappi in November 1999 and in February 2001, the remaining 13.1 million.

            The remainder of the packaging business was sold in June 1998 for EUR 1.4 billion to CVC and Cinven, two venture capital groups. In August 1998, KNP BT was renamed Buhrmann, which can be regarded as the continuation of KNP BT's business services and distribution activities. On 28 October 1999 Buhrmann acquired Corporate Express Inc., a global supplier of office and computer supplies, office furniture, imaging and computer graphic supplies and computer desktop software. The acquisition and the related refinancing costs amounted to approximately U.S.$2.9 billion, raised by means of a senior credit facility in the amount of U.S.$1.9 billion, U.S.$350 million raised by means of 12 1/4 per cent. Senior Subordinated Notes (the "Senior Subordinated Notes"), U.S.$350 million Buhrmann Preference Shares (the "Preference Shares C"), and EUR 300 million newly issued Buhrmann Ordinary Shares. In the first half of 2000, Buhrmann divested its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business), which was no longer considered a core business.

            In April 2001, the office supplies division of Samas Groep NV ("Samas") was acquired for EUR 321 million in cash and in May 2001 the North American office products business of U.S. Office Products Company ("USOP") was acquired for U.S.$172 million (EUR 193 million) in cash. The Samas and USOP acquisitions were financed partly by means of additional debt under the Senior Credit Facility and partly by means of an issue of Buhrmann Ordinary Shares in March 2001 which raised EUR 665 million, net of expenses. A precondition for approval by the European Commission of the acquisition of the Samas office supplies division was the sale of the office products division of Buhrmann's then existing Dutch office products subsidiary. This sale was effected in November 2001.

            On 1 November 2003, Buhrmann completed the sale of its Paper Merchanting Division ("PMD") to PaperlinX Limited, an Australian-based paper manufacturer. The division was sold for a base cash consideration on a debt-free and cash-free basis of EUR 706 million. The divestment resulted in a net consideration of EUR 640 million after deduction of estimated non-current liabilities and net asset value adjustments. The net consideration from the sale of PMD was used to reduce the Company's indebtedness by EUR 600 million. The remaining EUR 40 million was used to pay various costs related to the transaction.

Overview of Buhrmann's activities

            Buhrmann is an international business-to-business services and distribution group, supplying office products and graphic systems for the business market. A combination of modern internet technology and advanced logistic processes allows Buhrmann to distribute its products in an efficient way. Internet sales account for a growing proportion of the Company's total sales.

            Buhrmann is the market leader in the business-to-business market for office products in North America and Australia and operates under the name of Corporate Express. In Europe, Corporate Express ranks third in this respect, with a very close market share to the number two player. Furthermore, Buhrmann is the largest independent distributor of graphic systems in Europe.

            For the twelve months ended 30 September 2003 Buhrmann generated sales and EBITDA of EUR 6.0 billion and EUR 268 million excluding PMD and excluding exceptional items, respectively. Buhrmann shares are listed on Euronext under the ticker "BUHR". Shares are also traded in London on SEAQ International and on the New York Stock Exchange (under the symbol "BUH"), in the form of American Depository Receipts (ADRs).

            The Company is headquartered in The Netherlands and has over 18,000 employees in 18 countries after the sale of the PMD.

Office Products

            Buhrmann is the world leader in the sale, distribution and service of office and computer products to the business market. Products of this type are ideally suited for Internet selling. The vast majority of the Company's customers have Internet access. Orders can be placed more easily, efficiently and accurately via the Internet than using traditional methods such as telephone or fax where there is a greater risk of incorrect data input. The costs are also lower as the process circumvents a number of administrative tasks. Customers place e-commerce orders by accessing a web site. Corporate Express arranges next-day on-site delivery. Due to the geographical spread of its activities, Corporate Express is able to offer a high level of service to companies operating on a worldwide basis.

Graphic Systems

            The Graphic Systems division is active in six European countries, supplying graphic machines, materials and related services to the graphic industry. The division operates under a five year distribution agreement with Heidelberger Druckmaschinen AG (Heidelberg) for Belgium, The Netherlands, Italy, Spain, Luxembourg and Greece, running until the summer of 2008, with an 18-month termination period. Buhrmann has been the preferred distributor for Heidelberg for over 75 years. In addition to the well-known Heidelberg presses, the division sells pre-press systems, cutting, folding and binding equipment. The division also supplies consumables, such as ink and spare parts.

            To complement its range of printing presses, the Company also supplies high quality Heidelberg printers and copiers for the professional environment, in which the imprint is made using toner technology.

Business strategy

Increase sales by leveraging global service capabilities

            The Company intends to increase sales through continued emphasis on service quality across all of its divisions. The Company believes that, in its office products divisions, service quality (i.e. fill rates, lead time, and delivery reliability and a high degree of customisation of ordering processes through adaptive IT solutions) and the ability to provide a breadth of product offerings in a large number of markets (i.e. countries) are the key criteria that its customers consider when selecting preferred suppliers. Buhrmann expects that it will further strengthen its position as a preferred supplier to corporations in America, Europe and Australia, and to governments and semi-governmental entities in these regions, as these entities increasingly demand single-source suppliers for their global office product needs. Furthermore, the Company is also stepping up efforts to reach out to small and medium-sized office supplies customers who can greatly benefit from a total supply solution. The Company can significantly help these customers fulfil their sourcing needs in addition to lowering their overall supply chain costs.

Continue to improve operating margins

            The Company has identified opportunities to improve the operating margins in each of its divisions. In its office products divisions, the Company will try to improve operating margins by (i) engaging in targeted marketing programs to increase sales of value-added products that carry higher margins, (ii) eliminating unprofitable product lines and (iii) centralising or regionalising certain administrative and operational functions. In the Graphic Systems business, the Company will continue to build on its services, supplies and spare parts ("3 S's") in order to reduce the cyclicality of the division, as well as focus on further introduction of digital printing equipment.

Expand private label

            The Company has also successfully introduced private label product ranges, under the "EXP" and "Corporate Express" brand names. The introduction of the private label range has positively impacted gross margins and operational profitability and it represents a profit growth opportunity which Buhrmann will continue to exploit.

Product line broadening

            By leveraging further its distribution network through product range extension including print (forms), promotional items, sanitorial and janitorial products and break room supplies, Buhrmann has expanded its offering at little marginal cost, and will continue to focus on product line broadening in order to further boost profitable organic growth.

Divisional overview

            Buhrmann's business activities are organised in four divisions. These are the three office products divisions of North America, Europe and Australia, and the Graphic Systems Division.

North American Office Products

Key Figures

            The figures below are based on accounting principles generally accepted in The Netherlands (Dutch GAAP):

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
	(in millions of euro, except number of employees and percentages)
Net sales	2,973	3,788	4,931	5,221	4,703
Average capital employed	698	968	937	1,036	898
Return on sales (ROS)	4.0%	4.6%	4.0%	4.6%	7.1%
Return on average capital employed (ROCE) before goodwill	23.0%	23.8%	21.0%	23.4%	37.1%
Number of employees at period end	11,065	12,414	12,211	14,240	13,262

General

            The Office Products North America Division operates under the name Corporate Express and is a leading full-service distributor of office products and related services to businesses in the United States and Canada. Corporate Express manages a dynamic assortment of about 50,000 items, its product range encompasses office products, computer and imaging supplies, furniture, desktop software, promotional marketing products, forms management services, and, expanded in 2002, facility, break room and safety supplies.

            The North American Office Products division has more than 170 office product locations (including 36 distribution centres), 39 specialty business locations (including 4 distribution centres) and approximately 1,500 office products delivery vehicles which helps provide customers with next business day delivery services and approximately 11,000 employees, including approximately 2,000 sales and marketing representatives. The head office for the North America operations is located in Broomfield, Colorado. The division plans to increase sales to existing customers by cross-selling its multiple product and service offerings and by increasing market share in the mid and small markets.

            Buhrmann expects that large companies are increasingly opting to use a single national supplier in order to consolidate purchasing power and eliminate the internal costs associated with multiple invoices, multiple deliveries, complex and varied ordering procedures, uneven service levels and inconsistent product availability. Many large companies operate from multiple locations and can benefit from selecting suppliers who can service them in many of their locations.

Industry overview

            The office products industry consists primarily of companies that operate in one or more of three broad sales channels: the contract stationer (or contract distribution) channel, the direct marketing channel and the retail channel. Contract distributors typically serve medium and large-size business customers through the use of a product catalogue and a direct sales organisation and typically stock certain products in distribution centres and deliver these products to customers on the next business day. The major contract stationers carry a significant proportion of their merchandise in-stock, relying only upon wholesaler intermediaries for inventory backup and increased product breadth, while smaller contract distributors carry a much smaller portion of their merchandise in stock. Direct marketers of office products typically target small business customers and home offices. While their procurement and order fulfilment functions are similar to contract stationers, direct marketers rely almost exclusively on catalogues and other direct marketing programs, rather than direct sales forces, to sell their products, and generally use third parties to deliver products. Office product retailers typically serve smaller businesses, home offices and individuals customers. Over the last decade, this retail channel has undergone significant change, primarily as the result of the emergence of office product superstores. Buhrmann believes that every major metropolitan area in the U.S. is now served by at least one office products superstore. Changes within these broad sales channels have obscured certain lines among them. Several major industry participants operate across these channels.

            The non-store office product distribution industry in the United States has been rapidly consolidating and undergoing other significant changes. As a result of this consolidation, the number of independent, mid-size office products contract distribution companies (those with annual sales of more than U.S.$15 million) has declined significantly. Large companies (including Corporate Express) serving a broad range of customers have acquired many of these smaller businesses. As the office products industry continues to consolidate, Buhrmann believes that many of the remaining smaller office products distribution companies will be unable to compete effectively due, in part, to their inability to purchase products at favourable prices or provide all of the services customers require. Buhrmann expects that many of these independent businesses will be acquired by larger companies or will cease to operate.

            Medium- and large-size companies, the market segments in which Corporate Express operates, are increasingly opting to use a single national supplier. Central purchasing of office products (such as office supplies, computer supplies and office furniture) and services provides several advantages for customers. For example, a customer could take advantage of the economies of scale Corporate Express offers and achieve uniformity in its office products services and distribution company-wide while reducing its procurement process costs by dealing with one supplier and a uniform system.

Strategy

            In order to address the market conditions in the U.S. office products industry, historically, Buhrmann has supplemented internal growth with its acquisition policies, acquiring a large number of office product distributors in the United States.

            The practice has been to integrate acquired companies into the overall infrastructure with a goal of improving purchasing power and reducing selling, administrative and other costs in the long-term. However, in the short-term, such acquisitions may create additional costs due to duplicate systems until new systems deployed are fully in place. The distributors acquired have been fully integrated into a network of companies covering most major metropolitan markets in the United States. The integration of Corporate Express and U.S.OP is fully completed as originally planned.

            In the coming years, Buhrmann expects further to emphasise measures aimed at improving quality, lowering operating costs and enhancing margins. To reduce costs, Buhrmann is further centralising and/or regionalising certain administrative functions as well as increasingly automating the distribution centres and integrating the branch offices. In addition to the expansion of activities in the field of electronic commerce, the division is also focussing on the servicing of specific market segments with tailor-made product and service offerings.

Product offerings

            Corporate Express offers its customers a full range of office products, including:

  •
  Traditional consumable office supplies such as pencils, pens, paper clips, paper and writing pads.

  •
  Consumable computer products including toner and inkjet cartridges, magnetic media products, CDs, and diskettes.

  •
  Office furniture such as desks, filing cabinets and chairs.

  •
  Desktop software products such as well known operating systems and applications as well as anti-virus applications and CD label printing software.

  •
  Digital printing equipment and services, including copiers.

  •
  Print and forms management services such as business cards, general business forms, labels and direct mail.

  •
  Customised corporate gifts and promotional items such as caps and mugs.

  •
  Janitorial equipment and supplies such as paper towels, liquid soap and dusters.

  •
  Safety equipment and supplies, for example padlocks and fire extinguishers.

  •
  Break room supplies, including coffee, plastic cups and chewing gum.

            The division's larger distribution centres typically have in stock over 10,000 Stock Keeping Units ("SKUs") of office supplies. The most popular items are contained in Corporate Express' catalogue available in both printed and electronic versions providing a comprehensive selection of more than 13,000 items in the core categories of office and computer supplies. Corporate Express offers brands such as 3M, Microsoft and Hewlett-Packard, as well as its own "EXP" private label which consists of over 500 large volume products. A large majority of these items are maintained in inventory in the distribution centres. Corporate Express also has access, through the Electronic Data Interchange ("EDI") and other supplier ordering systems, to about 50,000 additional SKUs of office supplies, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling it to provide its customers with immediate access to a broad range of products, including those not stocked at its facilities. Corporate Express provides a wide variety of customised value added services, such as customer specific electronic catalogues, which are designed to reduce the customer's total overall cost of managing its office products needs.

Sales and marketing

            The marketing strategy is designed to increase the customer base of medium and large-sized businesses and institutions by flexibly and responsively demonstrating to customers and potential customers that the total overall cost of managing their office products needs can be reduced by focusing on process alignment. Corporate Express works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customised and tailored catalogues, electronic as well as paper requisition forms, EDI and Internet ordering.

            Corporate Express markets its products and services to customers using a centrally produced full-colour catalogue of its products and services. A large part of the products offered in these full-line catalogues are kept in stock at the distribution centres. Additionally, Corporate Express is linked electronically to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and the inventory levels of the customer can be managed better. In addition to the full-line catalogue, Corporate Express produces a substantial number of customised and promotional catalogues. Customers can also place orders through the Internet using E-Way, Corporate Express' full-line Internet ordering system (see also below, "Information Technology").

            Corporate Express markets and sells its products and services to both contract and non-contract business customers through a network of national account managers servicing national accounts and local employee sales representatives. Contract customers enter into agreements setting prices for certain products over a particular time period. The primary responsibility and priority of the national account managers is to acquire, retain and increase sales of the wide array of products and services to large, multiple location customers.

            Account managers are assigned a list of prospective customers for whom the account manager takes responsibility in directing all marketing efforts. Additional responsibilities of the account managers include designing and implementing customised merchandise and service packages for each of their accounts as well as responding to all special service requests. A company-wide network of personnel and resources supports all account managers, including information technology resources. The local sales force is generally commission-based and is organised within each of the major customer segments with specialists in each of the product categories. In order to maximise the productivity as well as the product and service knowledge of the sales force, Corporate Express is focusing on expanding its national account customer base to increase the cross-selling opportunities among its various product lines and gaining share in the mid and small markets by structuring the sales force to reflect customer segmentation.

Logistics

            Corporate Express receives over 50 per cent. of its office products orders through E-Way, its electronic commerce ordering and fulfilment system, and through the EDI systems, as well as by traditional telephone, fax and mail-in purchase order methods. After an order has been placed, picking documents are created for those items in stock and routed to the appropriate distribution centre for order fulfilment. At the same time, the EDI systems transmit those portions of the orders not in stock to the vendors and wholesalers. Corporate Express is able to acquire many items unavailable in their own inventory on the same day and to combine such items with the in-stock items to yield a first time fill rate in the United States exceeding 99 per cent.

            Most of the distribution centres use bar coding, radio frequency and scanning technology to ensure accuracy and efficiency. After an order is picked and packed, conveyors and overhead scanning systems are utilised to route and manifest outgoing customers' deliveries. Significant detailed reporting is available to optimise warehouse productivity, inventory turns, SKU selection and to evaluate vendor performance.

            The following map shows the locations of Buhrmann's distribution centres:

Figure Distribution centres in North America

St. John's
Edmonton
Calgary
Vancouver
Seattle
Winnipeg
Halifax
Montreal
Portland
Toronto
Boston
Minneapolis
Idaho Falls
Stratford
New York City
Milwaukee
Detroit
Philadelphia
Chicago
Pittsburgh
Baltimore
San Francisco
Cincinnati
Denver
Kansas City
St. Louis
Henderson
Tulsa
Memphis
Los Angeles
Atlanta
Phoenix
Dallas
Baton Rouge
Houston
Tampa
Miami
Anchorage
North American Office Products and Furniture Locations
Distribution Centers
Sales Offices and Breakpoints

            The distribution centres generally have a logistical reach of up to approximately four to five hours by truck in any direction and a combination of owned vehicles and third-party delivery services are used to deliver office products. Corporate Express typically operates from a single regional distribution centre that generally supports multiple distribution breakpoints and satellite sales offices. Generally, items stocked in these regional office products' distribution centres consist of the most commonly ordered items for which customers demand next day delivery. Corporate Express North America intends to continue to invest in enhanced warehouse and distribution technology in order to improve customer service capabilities. Technologies such as "pick-to-voice" (automated voice picking technology) in its distribution centres increase the group's ability to assemble multi-line orders accurately and efficiently. Another example is "RoadNet" for its vehicles, which directs deliveries in the timeliest manner. During 2002, two new technologically advanced distribution centres went on line in two of Corporate Express North America's biggest market areas—the New York and Los Angeles metropolitan areas. In 2003, another state of the art distribution centre was opened in Baltimore serving the Baltimore/Washington DC metropolitan area.

Purchasing

            Corporate Express purchases a large majority of the products in volume directly from manufacturers or major office products wholesalers, who deliver the merchandise to each of the distribution centres.

            To maximise its purchasing capabilities, Buhrmann's purchasing strategy has been to establish preferred relations with certain suppliers with whom it can capitalise on purchasing economies. This "preferred supplier" strategy creates advantageous pricing relationships and has led to competition among suppliers for inclusion in this group. To further maximise its purchasing power, Corporate Express has been consolidating, and will continue to consolidate, its purchases from key suppliers to increase its importance to those suppliers, including the sourcing of the office products sold under the EXP brand name. The EXP product line consists of over 500 large volume products which represent an offering to customers of high quality merchandise at pricing below that of comparable nationally branded merchandise. Additionally, Corporate Express has utilised, and will continue to utilise, the ability to provide suppliers access to international markets through the European and Australian Office Products divisions as part of the purchasing strategy.

            Certain of the suppliers are linked through EDI with the on-line order entry system. If products ordered through the on-line order entry system are not in stock, such products are purchased automatically through EDI from such suppliers and wholesalers. These suppliers deliver such products to the warehouses in time for next-day delivery to the customer with other ordered products.

Competition

            Corporate Express operates in North America in a highly competitive environment. The primary competitive factors in the U.S. office products distribution industry are service, ability to customise supply chain efficiency and product offerings including price. The North American Office products industry is estimated to be U.S.$100 to U.S.$120 billion.

            The principal competitors, varying in the different regions, are national office products distributors, traditional contract stationers, direct mail order companies, retail office products superstores and stationery stores. The target market is medium and large-sized businesses and other institutions. Buhrmann believes that existing customers and potential customers in this market prefer to deal with large value added office products distributors, which can provide the lowest total overall cost of managing their office products needs, high levels of service, convenience and rapid delivery.

            The largest competitors are Boise Office Solutions, part of Boise Cascade Office Products Corporation, and the Business Services Divisions of Office Depot Inc. and Staples, Inc. These businesses, and many smaller office products distributors and other businesses penetrating the office products market, compete for and sell office products to many of the same kind of customers as Corporate Express. Buhrmann believes that Corporate Express competes favourably with these companies on the basis of its customised and value added services and the breadth of its product offering

            Some of the competitors have greater financial resources and purchasing power than Buhrmann and, particularly in the case of the retail office product superstores in the United States, significant name recognition. In addition, Buhrmann believes that the office products distribution industry in the United States will continue to consolidate over the next few years, and consequently become more competitive.

Information technology

            Corporate Express currently employs automated order entry, EDI, reporting and other information technology systems designed to decrease response times and error rates and improve customer service, and has several operating systems to enhance its operations. E-Way is the Internet on-line catalogue ordering system, which generates an increasing amount of fully automated orders thus reducing costs for both the customers and Corporate Express.

            This system is linked to the general order entry system, called ISIS. Key features of the ISIS system include the use of three-tier client server architecture that allows customers and suppliers to better communicate with Corporate Express, object oriented design techniques, and a relational database designed to handle customer inquiry, data warehouse, and management information applications.

            Through the implementation of these enhanced systems, Buhrmann plans to make the products and services available to a broader range of customers and to further personalise customer services and account information while lowering the customer's overall procurement cost.

            Corporate Express also provides the customers with billing and usage information in hard copy, magnetic tape, cartridge or diskette media, in each case designed to a particular customer's specifications. Customised cost centre billing allows a customer with the assistance to analyse and rationalise its ordering and usage of office supplies and to use such information for budgeting purposes.

            The information initiatives and administrative programs, together with the increased sales and purchasing power that result from the acquisitions, are designed to decrease operating costs as a percentage of sales and increase operating profitability.

European and Australian Office Products

Key Figures

            The figures below are based on accounting principles generally accepted in The Netherlands (Dutch GAAP):

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
	(in millions of euro, except number of employees and percentages)
Net sales	1,093	1,156	1,540	1,496	1,330
Average capital employed	194	212	212	224	237
Return on sales (ROS)	2.7%	3.9%	4.2%	3.6%	3.1%
Return on average capital employed (ROCE) before goodwill	20.4%	28.4%	30.2%	23.8%	17.5%
Number of employees at period end	5,926	5,978	6,023	6,228	6,100

General

            The European Office Products division, operating under the name Corporate Express, is a supplier and service provider of office supplies, stationery, office papers, IT consumables, office furniture, presentation equipment, document printing equipment (including copiers, fax machines and printers), promotional products, telecommunications and facility management. The division operates in Austria, Belgium, Germany, France, Hungary, Ireland, Italy, Luxembourg, The Netherlands, Poland, Sweden and the United Kingdom, and has approximately 4,000 employees. In addition, Corporate Express has partnerships in Norway, Finland, Switzerland, Denmark and Spain. Corporate Express operates across Europe with 12 distribution centres and 114 sales offices.

            Also operating under the name of Corporate Express is the Australian Office Products division, covering both Australia and New Zealand. Employing approximately 1,900 staff and servicing customers from 28 state-of-the-art sales and distribution facilities located throughout Australia and New Zealand, it is one of the largest providers of office products and related services in the region.

Industry overview

            The office products business in most major international markets is following similar trends to those seen in the United States in recent years. The industry in Europe is fragmented and is being consolidated by major office product distributors, including Corporate Express. As in the United States, large contract stationers are establishing customer relationships with medium and large corporations that are seeking to lower the cost of procurement for consumable office supplies. In the case of smaller customers, the direct marketing segment is developing in global markets, especially in Europe. The retail superstore concept in the United States is not as widely accepted yet in the other international markets, due to the high cost of real estate in major global markets and strong ties between small end-users and traditional small retail dealers. In addition, there is growing interest, particularly in European markets, in multinational relationships between large global corporations and the major contract stationers with international operations, such as Corporate Express. Increasingly, medium- and large-sized companies, the market segment in which Corporate Express' European Office Products division operates, are opting to use a single pan-European supplier. There are several advantages for customers which use central purchasing of office products (office supplies, office furniture, machines) and services. For example, a customer could take advantage of the economies of scale offered by Corporate Express and achieve uniformity in its office products services and distribution company-wide while reducing procurement process costs by dealing with one supplier and system.

Strategy

            In order to realise the necessary volume in the European market, which is needed to take maximum advantage of economies of scale, Corporate Express Europe will continue to focus on organic growth. Buhrmann's practice has been to integrate acquired companies into its overall infrastructure with a goal of reducing selling, administrative and other costs in the long-term. Buhrmann expects to generate cost savings by further integrating sales and back offices. The Office Products Europe Division will also increase its focus on small and medium-sized customers, as the Company believes this segment provides attractive growth opportunities. Certain European functions, like purchasing, international account management, international product management and e-commerce management, will be centralised on a European level.

            Corporate Express Australia's growth strategy focuses on being the single source provider via expanding its product range and geographic coverage through continued acquisitions, to gain a larger share of its existing customers' business. In addition, Corporate Express Australia will be increasing efforts to expand its customer base by focusing on the small to medium-sized enterprises market segment.

Product offerings

            Corporate Express in Europe offers its customers a full range of office products including office supplies (such as computer supplies, stationery and office paper), office furniture, copiers and office equipment. It also offers services such as office facility management, and provides services relating to advertising specialty and promotional products and business forms. Corporate Express increasingly acts as a single source supplier with print-forms, janitorial and catering products. The division has approximately 5,000 to 6,000 SKUs of office supplies contained in its separate European country catalogues. It also has access, through its EDI and other ordering systems, to thousands of additional SKUs of office supplies, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling Buhrmann to provide its customers with immediate access to an ever broader range of products. In Europe, Corporate Express has a strong private brand, "Corporate Express", which accounts for approximately 20 per cent. of office supplies sales. Buhrmann intends to increase the percentage of office supplies sales attributable to the "Corporate Express" brand through leveraging existing distribution networks, to a level of 40 per cent. over the next years.

            The Australian and New Zealand businesses also offer customers a comprehensive range of office supplies including computer supplies, stationery, IT products, office furniture, print and forms management and promotional products. The private brand, "EXP" available throughout Australia and New Zealand, provides customers with high quality, cost saving product alternatives. EXP product sales currently account for 15 per cent. of total product sales. The EXP private brand program continues to expand, developing the brand as an alternative to the higher cost original products.

Sales and marketing

            Focusing on medium to large-size accounts products are marketed through a dedicated sales force in each national market using catalogues of the product and service offerings. Buhrmann works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customised and tailored catalogues and electronic ordering and information systems. Buhrmann intends to make greater use of direct marketing, through e-commerce and telephone sales to small customers in an effort to reduce costs and to grow sales.

            In Europe, Corporate Express markets its products and services to customers through a local dedicated sales force using a separate full-colour catalogue of its product and service offerings in each country. Corporate Express runs a European catalogue which contains a range of approximately 2,700 common articles to all the markets plus 2,000–3,000 additional products, which are specific for the local markets. The catalogue is also available in Corporate Express' e-commerce Internet tool as well as on CD-ROM. Corporate Express developed a new catalogue that will be used by its international customers throughout Europe. Corporate Express believes that the new catalogue will be helpful to its international customers, in that the customers will have a uniform catalogue full of items available for immediate delivery to any of the customers' European locations. The catalogue will also enhance the image and presence of Corporate Express' European Office Products division as an international competitor in the European office products industry.

            Corporate Express employs a "differentiated sales approach" whereby it tailors its sales approach to the type of customer Corporate Express is targeting. For example, an international account management approach is frequently used for large, national companies, while direct marketing is more appropriate for small office and home office operations.

            Corporate Express keeps most of the office products it offers in its catalogues in stock at its distribution centres. Additionally, Corporate Express maintains electronic links to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and it can better manage its inventory levels. In addition to Corporate Express' main catalogues, Corporate Express produces a substantial number of customised and promotional catalogues. Together, Corporate Express' local sales force and catalogues are key elements of its marketing strategy.

            Leveraging its unique geographic infrastructure, linked via one computer system, Corporate Express Australia is able to offer customers with outlets located throughout Australia a common national service. A specialist National Accounts Team, offering a unique service unmatched within the industry, manages these national customers. Corporate Express Australia is also employing new sales channels such as telemarketing and direct mail to reach customers efficiently.

Logistics

            Corporate Express receives orders through EDI, as well as by traditional telephone, fax and PC-based ordering tools. Orders are routed to the warehouse to be picked up. Corporate Express achieves an average first order fill ratio of over 95 per cent. The distribution centres use different technologies for picking up orders and delivery. Corporate Express has decided to change or replace methods and systems for those distribution centres that have become obsolete or inefficient operations or for which the capacity must be extended in order to serve more customers. It has built new distribution centres in Germany, Ireland and The Netherlands to replace old distribution centres in Germany and Ireland as well as its Dutch regional distribution centres.

            The following map shows the locations of the company's distribution centres:

Figure Distribution centres in Europe and Australia

            The new distribution centres use conveyor belts, automatic bar code scanning, (pallet) flow racks, wave-based order picking, weight checks and case calculation, all with the objective of achieving high quality and efficiency. Corporate Express has introduced a new warehouse management system that should improve the operational control of all the pick and pack activities as well as all resource management activities. Corporate Express uses different transportation options, such as delivery by truck and parcel services. The transportation method chosen depends on the size of the order and the location of the customer. Corporate Express both owns its delivery trucks and contracts deliveries out to third parties.

Purchasing

            Corporate Express purchases most of its products in high volume directly from manufacturers who deliver the merchandise to distribution centres.

            Corporate Express' goal has been to establish strong relationships with a limited number of suppliers with a view to achieving both lower prices and lower inventory levels as a result of the suppliers' willingness to provide prompt delivery out of their inventory. Corporate Express has accomplished this by entering into agreements to purchase large quantities from certain suppliers on a centralised basis. It is then able to negotiate favourable discounts and rebates that apply to purchases by all of Corporate Express' branches. This strategy has led to competition among certain suppliers to be chosen as one of its suppliers. As a result, Corporate Express will consider further consolidating its purchases from key suppliers to increase its importance to those suppliers, thereby increasing its bargaining power with its largest suppliers.

            Certain of the European Office Products division's suppliers are linked through EDI with its on-line order entry system. If products ordered through the division's on-line order entry system are not in stock, the division purchases such products automatically through EDI from such suppliers. The suppliers deliver these products to the European Office Products division's warehouses in time for next-day delivery to the customer with other ordered products.

            Major rationalisation has been achieved in supply partners in Australia and New Zealand. Such rationalisation has resulted in greater trading with major suppliers, SKU rationalisation, dramatically increased focus of total support along with improved servicing and financial rewards. Corporate Express Australia sees an even greater future with its strategic suppliers in moving forward together and further increasing trading, communication, and alignment in the areas of supply chain management. An effective and seamless supply chain will further increase service levels, while eliminating unnecessary cost and duplication.

Competition

            The European Office Products division operates in a highly competitive environment. The two most significant competitive factors in the office products distribution industry in Europe are service (including, in particular, delivery speed and reliability) and price. A new element in the competitive environment is the power of e-commerce. Having a wide variety of product offerings can also give a company in the industry a certain competitive advantage. Product quality is less significant than in many other industries, due to the perceived uniformity of products.

            The office products industry in Europe is highly fragmented, with no single company accounting for more than seven percent of the total European market. Based on estimates by Datamonitor, in 2002 the European market generated U.S.$31 billion in revenues, giving Buhrmann 3.1 per cent. of the market share. Corporate Express offers a wide variety of products and services, and frequently competes against companies that focus on only a few products or categories of products. Corporate Express' competitors include national office products distributors, traditional contract stationers, direct mail order companies, e-tailers and portals and, to a lesser extent, office products superstores and stationery stores. Corporate Express' principal competitors include Lyreco and Guilbert/Office Depot. In addition, Corporate Express faces increasing competition from direct marketing companies such as Viking.

            Corporate Express' target market is medium and large-sized businesses and other institutions. It believes that existing customers and potential customers in this market prefer to deal with large value added office products distributors, such as Corporate Express, which can provide customers the lowest total overall costs of managing their office products needs, high levels of service, convenience and rapid delivery.

            Corporate Express Australia is the market leader in the office products market in Australia, and is placed second in New Zealand. Buhrmann has demonstrated an ability to maintain these leading market positions in the past three years, amid a particularly challenging environment.

Information technology

            Corporate Express currently uses a variety of national electronic retail price ("ERP") systems for sales, order entry and warehouse management applications as a result of the different systems used by the numerous businesses it acquired over the last few years. The European office product division uses the SyntraNet Internet solution, which allows for the on-line placement of orders. The office products industry is witnessing strong growth in the number of orders placed on-line. The option of placing orders on-line supplements the other common methods of placing orders such as by telephone, fax and PC-based remote order entry. Over the next year Corporate Express will replace SyntraNet with the new generation "ExpressNet".

            A newly introduced catalogue database management system enables Corporate Express to produce catalogues in a flexible and efficient manner. In particular, Corporate Express expects to be able to produce customer specific catalogues that can be printed at the customers' premises by salespeople using special software on their laptop computers. In the future, as information systems become more standard, it will be possible to centralise information system operations on a European level, which would substantially reduce the costs of information technology operations.

            Corporate Express Australia introduced its third generation Internet ordering site, NetXpress.biz, which enables customers to customise their web site so it looks like their own internal system. Sales via the internet represented 34 per cent. of total sales in 2002, up from 28 per cent. in 2001, and continue to provide an excellent cost saving alternative to traditional paper-based processes. Customers using the web are able to increase expenditure control via user log-in and tailored product selection. They are also able to speed up their ordering process by viewing stock availability and pricing.

Graphic Systems

Key Figures

            The figures below are based on accounting principles generally accepted in The Netherlands (Dutch GAAP)

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
	(in millions of euro, except number of employees and percentages)
Net sales	259	322	489	565	556
Average capital employed	130	123	122	118	103
Return on sales (ROS)	(5.3%)	1.7%	4.7%	6.7%	9.0%
Return on average capital employed (ROCE) before goodwill	(14.0%)	6.1%	18.8%	31.8%	48.2%
Number of employees at period end	1,125	1,147	1,139	1,176	1,198

General

            Buhrmann's Graphic Systems division supplies graphic consumables, equipment (pre-press systems, printing presses, folding, cutting and binding machines) and provides service and maintenance for the graphic industry in Belgium, Greece, Italy, Luxembourg, The Netherlands and Spain. The Graphic Systems division is an agent for Heidelberg, the largest manufacturer of printing equipment in the world, and also sells products manufactured by Polar BASF, Kodak, and Polychrome Graphics. Buhrmann has been a preferred Heidelberg distributor for over 75 years and currently operates under a distribution contract which was renewed in 2003 and runs for five years until summer 2008 with a termination period of 18 months. Heidelberg products currently account for approximately 70 per cent. of the Graphic Systems division sales. The Graphic Systems division has approximately 1,100 employees.

            The emergence of new technologies has led to more streamlined and simplified printing processes. The application of these new technologies allows information to be transferred directly from the computer to the print-plate and via the printer to the finishing equipment where the cutting, folding and binding takes place. To complement the range of Heidelberg printing presses, Heidelberg also supplies high quality digital printers for the commercial printing and corporate environment. The division distributes these digital printers mainly to the graphic arts market, which are able to diversify the product offerings and enhance the flexibility of the print capacity.

            The Graphic Systems division experiences more cyclicality in its results than Buhrmann's other divisions because a substantial part of its sales consists of capital goods with dominant market shares, such as printing presses, and thus is more directly susceptible to changes in the general economic climate. However, the increasing non-cyclical income derived from service, supplies and spare parts enhance the division's resilience throughout the economic cycle.

Industry overview

            The market for graphic systems is comprised of three basic categories: (i) sales of printing systems hardware, (ii) service contracts, and (iii) sale of consumables. Approximately 71 per cent. of the industry's sales are attributable to hardware, and approximately 29 per cent. of sales result from providing spare parts, supplies and services. Buhrmann operates in Belgium, Greece, Italy, Luxembourg, The Netherlands and Spain as the exclusive distributor for Heidelberg. Collectively, these markets represent approximately 35 per cent. of the European market.

            The distribution of graphic systems is a cyclical business, depending on the economic environment and technological changes. The income from service, supplies and spare parts has increased as a percentage of net sales over the last few years and now accounts for approximately 29 per cent. of the Graphic Systems division's 2002 revenues and 45 per cent. of 2002 gross profit. In 2003, these proportions have increased further. Since Buhrmann is less dependent than it has been previously on the distribution of capital goods, Buhrmann expects its operating results to be less vulnerable to downturns in the economy than they had been in the past.

            Offset printing accounts for a significant portion of the market and has grown at a steady rate of 2 to 3 percent per annum over the last decade. The existing population of printing presses historically needs to be replaced or adapted to directly receive digitised information. Since there are lead times between ordering and installing the equipment, an economic upswing does not immediately correlate with sales for the division.

            Also, the major trade show for the graphic arts industry—DRUPA—is held only once every four years. This event usually results in increased sales of printing equipment because new technology is showcased or expected to be shown at this fair. The next DRUPA will be in May 2004.

            The majority of printhouses in Europe are small companies employing no more than 20 people. By tradition, printers handle all the steps of the printing process (pre-press, printing, assembling and mailing) under one roof. Few printers specialise, for example, as a service bureau (essentially for pre-press), as a bindery or as a print centre (handling low quality and short run print).

Strategy

            The Graphic Systems division is concentrating on the distribution and service of graphic equipment, including Heidelberg printing equipment, in six European countries.

            The investment behaviour of the European graphic industry broadly follows the business cycle. In order to make its operating results less cyclical, Buhrmann expanded its distribution activities in the field of consumables in the past few years. There is also an increasing emphasis on services to graphic businesses, such as training, maintenance and consultancy, as the high technological content of the printing presses requires support.

            Graphic Systems will also continue to invest in the digital printing segment, since the digital market is a new channel for the division, primarily comprised of corporate customers who do large amounts of in-house printing. Graphic Systems will serve this market with a state-of-the-art direct colour imaging system branded NexPress, which is a joint development product of Heidelberg and Kodak, as well as providing service, technical support, and consumable supplies. Direct imaging technology enables personalised printing—a significant benefit for direct marketers—providing high quality, smaller print run quantities and very fast print job turnaround. In 2002, Graphic Systems made an interactive internet sales system available for the sale of its supplies, contributing to an increase in sales. The Graphic Systems division's underlying strategic goal is to remain Heidelberg's preferred distribution channel to the graphic arts market in Europe.

Product offerings

            Buhrmann offers its customers a full range of Heidelberg offset printing presses, both sheetfed and webfed, together with digital pre-press (scanner equipment, computer-to-film and computer to-plate equipment) as well as finishing systems. Buhrmann maintains and services an installed machine base that is valued at approximately EUR 5.6 billion and holds over 80,000 stock items in six spare parts warehouses in Europe. Buhrmann offers some 8,000 different consumables ranging from offset plates to printing inks. Buhrmann sells each product under its manufacturer's brand name, including BASF, Kodak and Polychrome Graphics, among others.

Sales and marketing

            Buhrmann's marketing strategy focuses on the selling and servicing of total solution printing systems. Heidelberg's willingness to give Buhrmann distribution rights results in part from the value Buhrmann adds through its training, support programs and extended knowledge of print processes. In addition, the customer relationships that Buhrmann has maintained over the years are particularly important in marketing investment goods such as printing systems.

            Buhrmann's customer base is comprised of print shops and related specialised service bureaus. The sales cycle of printing equipment is lengthy and can spread over several years. Sales are generated through the sales force. Customer dedicated sales managers receive commissions on sales, providing an incentive for meeting sales targets. To this point, however, this has occurred only incidentally and the contractual compensation from the customer has been sufficient to cover the loss of profit.

Logistics

            The Graphic Systems division has six main logistics centres, located in Amsterdam, Athens, Barcelona, Brussels, Milan and Rome. These centres stock spare parts, graphic consumables and smaller equipment. Shipping is mainly through third-party delivery services. Large printing presses are shipped directly from Heidelberg to Buhrmann's customers.

Purchasing

            Buhrmann purchases all of its products directly from Heidelberg and other manufacturers and is the distributor for Heidelberg in the six European markets in which its operates. Annual purchasing volumes are agreed upon with vendors and updated monthly. Delivery lead-time (between purchase and delivery to the customer) for large presses can be up to six months. Buhrmann requires a down payment from the customer prior to purchasing the printing press from Heidelberg (or from any other manufacturer).

Competition

            Buhrmann's main competitors are the Roland division of MAN AG from Germany and KBA from Germany. Competition in this market is primarily driven by product quality, pricing, service and sales coverage. Buhrmann believes it has a strong advantage as to service and sales coverage over its competitors.

            Buhrmann has participated in the graphic arts markets for more than 75 years and has achieved a high market penetration in such markets. Graphic equipment sold by Buhrmann can be found in print shops throughout the markets in which it operates. Good customer database management and complex printing process knowledge combined with high quality service and equipment provide entrance barriers in these markets.

            The consumables market (film, plates and ink) is more fragmented and characterised by many small orders which need to be delivered on very short notice. The primary competitors in this market are local distributors of Agfa, KPG and Fuji who control approximately two-thirds of the consumables market. Buhrmann accounts for the remaining third.

Information technology

            Printing systems have become increasingly complex and integrated expert guidance is needed to understand the benefits of one equipment offering versus another. Buhrmann employs sophisticated simulation tools which help its customers to select the investment and machine configurations appropriate for them. All of Buhrmann's operating companies have systems to efficiently process orders from its customers and run warehouse systems.

            Each operating company has an internet website that is linked to the worldwide Buhrmann and Heidelberg networks. An in-house e-commerce platform has been developed and besides supplies, the service and spare parts businesses will be migrated to the new e-commerce platform, which enables lower-cost sales growth and greater efficiency in ordering, servicing and distribution.

            To speed up its spare parts delivery and increase availability, Buhrmann has set up a "Virtual Inventory System" whereby all Buhrmann companies can read into one another's inventory and organise the delivery of spare parts across Europe on short notice.

Corporate Initiatives—Information Technology

Investment in Internet applications

            Buhrmann plans to expand its leadership in the e-business arena. Buhrmann will selectively invest in next-generation e-commerce systems and the related IT requirements supporting these applications designed to boost organic growth and cut process costs for Buhrmann and procurement costs for its customers. With this technology investment, Buhrmann takes advantage of the ongoing trends of outsourcing non-core activity at customers while reducing customer procurement costs (i.e. total supply chain efficiency).

            Buhrmann's Office Products North America Division (68 per cent. of total sales) has taken the lead in developing the next-generation of e-commerce systems. Over 30 per cent. of North American office products divisional sales are currently made over the Internet through Corporate Express' successful proprietary e-commerce ordering tool, E-Way.

Environmental

            Buhrmann is subject to foreign, federal, state and local laws, regulations and ordinances that (i) govern its activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Buhrmann's custom form and pressure-sensitive label businesses operate printing facilities which may generate hazardous waste, and Buhrmann operates a fleet of vehicles, the maintenance and fuelling of which may also generate hazardous waste.

            Buhrmann is not aware of any environmental conditions or other liabilities relating to present or past operations that would be likely to have a material adverse effect on its financial condition or results of operations. However, there can be no assurance that environmental liabilities that may arise in the future will not have a material adverse effect on Buhrmann's financial condition or results of operations.

Litigation

            Buhrmann is involved in various routine legal proceedings incidental to the conduct of its business. Buhrmann does not expect these legal proceedings will have a material adverse effect on its financial condition or results of operations.

            In June 2002, the German competition authorities (the Bundeskartellamt or "BKA") launched an investigation against a number of German paper merchants, among which is Buhrmann's subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany. The potential maximum fine for the alleged violation is EUR 500,000 plus three times the surplus profit resulting from the violation of the anti-trust rules. The fine has not yet been imposed by the BKA and the investigation by the BKA is still ongoing. A third party investigation into the alleged surplus profit substantiated Buhrmann's position that there has been no or at the most a minor surplus profit in the challenged period. As the BKA has recently extended its investigation to more regions in Germany, it is at this stage not possible to give an estimate of the potential exposure. Buhrmann has given an indemnity to PaperlinX Ltd, the buyer of the PMD, with respect to this case.

CAPITALISATION OF THE COMPANY

            The following table sets out the unaudited consolidated capitalisation of the Company as at 30 September 2003, extracted without material adjustment from the unaudited interim financial statements of the Company as at 30 September 2003. For the avoidance of doubt the table below does not reflect the issue of the Bonds. The capitalisation table should be read in conjunction with the consolidated financial statements as at and for the three years ended 31 December 2000, 2001 and 2002 incorporated by reference in this Offering Circular. Save as disclosed in this Offering Circular, there has been no material change in the consolidated capitalisation of the Company since 30 September 2003.

Capitalisation as of 30 September 2003

(in millions of euro)
(unaudited)
Cash	61

Revolving Credit Facility	—
Senior Secured Term Loans	970
Borrowings under Securitised Notes	239
Senior Subordinated Bond	300
Other Debt	50

Total Group Debt	1,559

Shareholders' equity	1,759
Minority Interests	50

Total Group Equity	1,809

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

            The following summary financial and operating information should be read in conjunction with the financial statements of the Company and the notes thereto incorporated by reference in this Offering Circular.

            The following selected historical consolidated information for the years ended 31 December 2002, 2001 and 2000 presented below, have been derived from Buhrmann's audited financial statements, prepared in accordance with Dutch GAAP, and should be read in conjunction with the Dutch GAAP audited consolidated financial statements for the years ended 31 December 2002, 2001 and 2000, including the notes thereto.

            The historical consolidated information for the three quarters ended 30 September 2003 and 2002, presented below, have been derived from Buhrmann's unaudited consolidated quarterly reports, prepared in accordance with Dutch GAAP, and should be read in conjunction with the Dutch GAAP unaudited consolidated quarterly reports for the quarters ended 30 September 2003 and 2002, including the notes thereto.

            For 2000 shareholders' equity and other liabilities figures (including ratios affected by these items) are amended compared to the audited financial statements, which were prepared after proposed appropriation of profit where the current figures are before proposed appropriation to profit. These figures are marked with*.

            From 31 December 2002, cash, deposits, accruals for income tax and interest are no longer included in working capital. Also, short term provisions related to acquisitions and restructuring, as well as dividends payable on preference shares are no longer included in capital employed. The capital employed ratios have therefore been amended to reflect the 31 December definitions. The restated ratios have been marked with**.

Balance sheet

(in millions of Euro)

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)
Assets
Fixed assets	2,666	3,596	2,861	4,032	3,310

Current assets	2,159	2,617	2,511	2,986	3,051
Cash and deposits	61	45	37	99	57

Total assets	4,886	6,258	5,409	7,117	6,418

Equity and liabilities
Group equity
Shareholders' equity	1,759	2,457	1,770	2,634	1,916	*
Minority interests	50	40	41	37	32

	1,809	2,497	1,811	2,671	1,948	*
Provisions	307	372	337	445	382
Long-term loans	1,378	1,829	1,678	2,059	2,070
Current liabilities
Current liabilities, interest bearing	181	117	94	44	195
Current liabilities, not interest bearing	1,211	1,443	1,489	1,898	1,823	*

	1,392	1,560	1,583	1,942	2,018	*

Total equity and liabilities	4,886	6,258	5,409	7,117	6,418

Capital employed	3,189	4,327 **	3,483	4,629 **	4,188	**
Interest bearing debt	1,498	1,900	1,735	2,004	2,208
Group equity as a percentage of total assets	37.0%	39.9%	33.5%	37.5%	30.4%
Interest-bearing debt as a percentage of group equity	82.8%	76.1%	95.8%	75.0%	113.3%

Consolidated profit and loss account

(in millions of Euro)

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)
Net Sales	6,343	7,523	9,948	10,408	9,603
Cost of sales	(4,895)	(5,810)	(7,695)	(8,012)	(7,262)

Added value	1,448	1,713	2,253	2,396	2,341
Operating costs	(1,207)	(1,369)	(1,797)	(1,879)	(1,682)
Exceptional Results	63	—	—	—	—

Operating result before depreciation of tangible fixed assets and amortisation of goodwill (EBITDA)	304	344	456	517	659

Depreciation of tangible fixed assets	(80)	(85)	(114)	(109)	(113)
Operating result before amortisation of goodwill (EBITA)	224	259	342	408	546
Amortisation of goodwill	(39)	(53)	(70)	(67)	(55)
Impairment of goodwill	—	—	(573)	—	—
Operating result (EBIT)	185	206	(301)	341	491
Net financing costs	(133)	(157)	(199)	(210)	(221)
Result on ordinary operations before taxes	53	49	(500)	131	270
Taxes on result of ordinary operations	—	(19)	(18)	(24)	(55)
Exceptional Taxes	30	—	—	—	—
Other financial results	1	13	16	(3)	5
Minority interests	(10)	(9)	(12)	(9)	(9)

Net result on ordinary operations	73	33	(514)	95	211
Extraordinary result net	—	—	(74)	(40)	10

Net result	73	33	(588)	55	221

Consolidated cash flow statement

(in millions of Euro)

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)
EBITDA	304	344	456	517	659
Additions to (release of) provisions	10	(4)	1	13	(29)

Operating result on a cash basis	314	340	457	530	630
(Increase)/decrease in working capital	65	(42)	52	207	(294)
Other operational/financial payments)	(158)	(182)	(251)	(268)	(270)

Cash flow from operational activities	221	116	258	469	66
Cash flow from investing activities	(73)	(103)	(138)	(766)	(317)

Available cash flow	148	13	120	(297)	(251)
Cash flow from financing activities	(99)	(63)	(208)	420	163

Net cash flow	49	(50)	(88)	123	(88)

Net sales per Division

(in millions of Euro)

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)
Office Products North America	2,973	3,788	4,931	5,221	4,703
Office Products Europe and Australia	1,093	1,156	1,540	1,496	1,330
Paper Merchanting	2,018	2,257	2,988	3,126	3,014
Graphic Systems	259	322	489	565	556

Total	6,343	7,523	9,948	10,408	9,603

Operating result per Division

(in millions of Euro)

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)
Office Products North America	120	173	197	242	333
Office Products Europe and Australia	30	45	64	53	41
Paper Merchanting	40	52	74	93	130
Graphic Systems	(14)	6	23	38	50
Holdings	48	(16)	(16)	(18)	(8)
Operating result before amortisation of goodwill (EBITA)	224	259	342	408	546
Amortisation of goodwill	(39)	(53)	(70)	(67)	(55)

Operating result (EBIT)	185	206	272 *	341	491

*
Excludes 573 of Impairment Charge.

Employees

	For the first nine months ended 30 September		For the year ended 31 December
	2003	2002	2002	2001	2000
	(unaudited)
Number of employees per division at period end:
Office Products North America	11,065	12,414	12,211	14,240	13,262
Office Products Europe and Australia	5,926	5,978	6,023	6,228	6,100
Paper Merchanting	5,142	5,441	5,411	5,519	5,666
Graphic Systems	1,125	1,147	1,139	1,176	1,198
Holdings	73	73	74	72	70

Total	23,331	25,053	24,858	27,235	26,296

MANAGEMENT

            Buhrmann has a two-tiered board structure, consisting of a Supervisory Board, with seven non-executive Members, and an Executive Board with five executive Members. Both the Supervisory Board and the Executive Board have their business address at Hoogoorddreef 62, 1101 BE, Amsterdam ZO, The Netherlands.

Executive Board

Composition of Executive Board

            The Executive Board shall consist of two or more members.

Function of Executive Board

            The Executive Board is responsible for the management of Buhrmann and its businesses. Each of the Executive Board Members has a specific area of responsibility as part of an allocation of tasks approved by the Supervisory Board.

Appointment, Suspension and Dismissal

            New members of the Executive Board are appointed by the general meeting of shareholders of Buhrmann from a list of candidates, nominated by the Supervisory Board. The nomination is binding, if containing the names of at least two persons. However, the general meeting of shareholders of Buhrmann may resolve that such nomination shall not be binding by a resolution passed with a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital.

            Members of the Executive Board may be dismissed or suspended by the general meeting of shareholders of Buhrmann; in addition, they may be suspended by the Supervisory Board. A resolution of the general meeting of shareholders of Buhrmann to suspend or dismiss a member of the Executive Board other than on a motion of the Supervisory Board will require a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital.

            The Members of the Executive Board are as follows:

Name	Position	Year Joined Company
Frans H.J. Koffrie	Chairman of the Executive Board; President and Chief Executive Officer	1988
Rudi W.A. De Becker	Member of the Executive Board; President of the Office Products Europe Division	2001
George Dean	Member of the Executive Board	1990
Mark S. Hoffman	Member of the Executive Board; President and CEO of the Office Products North America Division	1997
Floris F. Waller	Member of the Executive Board; Chief Financial Officer	1999

Supervisory Board

Composition of Supervisory Board

            The Supervisory Board shall consist of at least three individuals.

Function of Supervisory Board

            The Supervisory Board is responsible for supervising and advising the Executive Board. In doing so, the Supervisory Directors are guided by the interests of the Company and its businesses. Internal rules published on the Company website govern the allocation of tasks and working methods of the Supervisory Board.

Appointment, Suspension and Dismissal

            New members of the Supervisory Board are appointed by the general meeting of shareholders of Buhrmann from a list of candidates, nominated by the Supervisory Board. The list of candidates is binding, if containing the names of at least two persons. However, the general meeting of shareholders of Buhrmann may resolve that such nomination shall not be binding by a resolution passed with a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital.

            Members of the Supervisory Board may be dismissed or suspended by the general meeting of shareholders of Buhrmann. A resolution of the general meeting of shareholders of Buhrmann to suspend or dismiss a member of the Supervisory Board other than on a motion of the Supervisory Board will require a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital.

            In the framework of the investment by certain investment funds sponsored, managed and advised by Apollo Management Fund IV L.P. ("Apollo Holders") and certain investment funds sponsored, managed and advised by Bain Capital, Inc. ("Bain Holders") in Preference Shares C on 28 October 1999, it has been agreed that, as long as the Apollo Holders and the Bain Holders hold 75 per cent. of their initial investment in Preference Shares C, Buhrmann will nominate and cause the appointment to the Supervisory Board of two people, one proposed by the Apollo Holders and one proposed by the Bain Holders. In the event that either the Apollo Holders, taken as a group, or the Bain Holders, taken as a group, hold at least 75 per cent. of their initial investment and the other group holds an amount of shares that is less than this percentage, Buhrmann will nominate and cause the appointment to the Supervisory Board one person proposed by the Apollo Holders or the Bain Holders, as the case may be. In addition, if neither the Apollo Holders nor the Bain Holders hold 75 per cent of their initial investment, but together the Apollo Holders and the Bain Holders hold 50 per cent. of their combined initial investment, Buhrmann will nominate and cause the appointment to the Supervisory Board one person proposed jointly by the Apollo Holders and the Bain Holders.

            The Members of the Supervisory Board are as follows:

Name	Principal Occupation	Year of Appointment
P.C. van den Hoek, Chairman	Lawyer	1993
A.G. Jacobs, Vice Chairman	Former Chairman of the Executive Board of ING Groep NV	1998
R.C. Gay	Managing Director of Bain Capital, Inc.	1999
J. Peelen	Former Member of the Executive Committee of Unilever and Member of Unilever Board	1999
A.P. Ressler(1)	Managing Partner of Apollo Advisors, L.P.	1999
G.H. Smit	Former Chairman of the Executive Board of Vedior NV and currently Managing Director of Trifinance Holding BV	1998
R. Zwartendijk	Former Member of the Executive Board of Koninklijke Ahold NV	1999

Note:

(1)
Mr A.P. Ressler retired from the Supervisory Board on 8 October 2003. Mr John Hannan was appointed as member of the Supervisory Board on 8 October 2003.

Remuneration of Board Members

Compensation

            The compensation in 2002 for Members of the Executive Board was as follows:

	Salary	Pension charges
	(in thousands of euro)
F.H.J. Koffrie	545	169
R.W.A. de Becker(1)	212	247
G. Dean	408	258
M.S. Hoffman(1)	423	19
F.F. Waller	295	103

Total	1,883	796

Note:

(1)
The compensation for Mr. De Becker and Mr. Hoffman relates to the period as of 2 May 2002 when they were appointed as Members of the Executive Board.

            The compensation in 2002 for Members of the Supervisory Board was as follows:

	Salary
	(in thousands of euro)
P.C. van den Hoek	58	(1)(2)
A.G. Jacobs	43	(1)(2)
R.C. Gay	28
K. de Kluis(3)	10	(2)
J. Peelen	30	(2)
A.P. Ressler(4)	28
G.H. Smit	30	(2)
R. Zwartendijk	30	(2)

Total	257

Notes:

(1)
Including (pro rata) remuneration received as member of the Supervisory Board of Buhrmann Nederland Holding B.V.

(2)
Including remuneration of the Audit Committee and the Compensation, Nominating and Corporate Governance Committee membership.

(3)
Mr. De Kluis retired from the Supervisory Board on 2 May 2002.

(4)
Mr. Ressler retired from the Supervisory Board on 8 October 2003.

Option Plan

            There is a share option plan in place for managers of the Company.

            The option plan is designed as an incentive, limited to managers working within the Group. There are approximately 450 managers eligible. The maximum percentage of option rights that may be granted under the plan in any year is 1.25 per cent. of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities. The number of options granted is based on the individual's contribution to Group results.

            In addition, the number of options that can be granted under the plan to any individual manager is capped at the maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) which can not exceed an amount equal to twice the base salary of the relevant individual. The options have a term of five years and can be exercised only after three years from the date of grant. The exercise price for option rights is the closing price of Buhrmann's Ordinary Shares on the first trading day (on which day Buhrmann's Ordinary Shares are quoted ex-dividend) after the annual meeting of shareholders. Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2002 and 2001.

            At the end of September 2003, the Members of the Executive Board held option rights on 660,000 Buhrmann Ordinary Shares:

	1 January 2003	Granted in 2003	Exercised in 2003	Lapsed in 2003	Outstanding at 30 September 2003	Option exercise price in euro	Exercisable until
F.H.J. Koffrie	25,000		—		25,000	15.40	11.04.2004
	40,000		—		40,000	32.94	16.04.2005
	40,000		—		40,000	24.52	19.04.2006
	55,000		—		55,000	13.69	05.05.2007
		55,000	—		55,000	2.85	01.05.2010

	160,000	55,000	—		215,000

R.W.A. de Becker	10,000		—		10,000	19.61	19.04.2006
	30,000		—		30,000	13.69	05.05.2007
		30,000	—		30,000	2.85	01.05.2010

	40,000	30,000	—	—	70,000

G. Dean	20,000		—		20,000	15.40	11.04.2004
	25,000		—		25,000	26.35	16.04.2005
	27,500		—		27,500	19.61	19.04.2006
	35,000		—		35,000	13.69	05.05.2007

		35,000			35,000	2.85	01.05.2010

	107,500	35,000	—		142,500

M.S. Hoffman	15,000		—	—	15,000	26.35	16.04.2005
	17,500		—	—	17,500	19.61	19.04.2006
	50,000		—	—	50,000	13.69	05.05.2007
		50,000			50,000	2.85	01.05.2010

	82,500	50,000	—	—	132,500

F.F. Waller	20,000		—		20,000	32.94	16.04.2005
	20,000		—		20,000	24.52	19.04.2006
	30,000		—		30,000	13.69	05.05.2007
		30,000			30,000	2.85	01.05.2010

	70,000	30,000			100,000

Total	460,000	200,000			660,000

            The Members of the Supervisory Board do not participate in the Buhrmann Option Plan.

Loans of the Board

            As at 30 September 2003, the following loans were outstanding to Members of the Executive Board.

Amount
(in thousands of euro)
F.H.J. Koffrie	85
F.F. Waller	42

127

DIVIDENDS AND DIVIDEND POLICY OF BUHRMANN NV

            The amount of dividends, if any, Buhrmann may pay, will be determined in accordance with its Articles of Association, and in the light of existing conditions, including its earnings, financial conditions and requirements and other relevant factors. Buhrmann customarily declares dividends annually after the annual general meeting of shareholders. The proposed dividend for a fiscal year must be approved by the Annual General Meeting of Shareholders, and the dividend is paid after this meeting.

            The dividend policy of Buhrmann is aimed at achieving an average long-term payout rate of around 35 per cent. of the net profit on ordinary operations—before extraordinary items—available to holders of ordinary shares.

            The following table sets out, for the years indicated, the dividends per share in euro declared by Buhrmann in respect of its Ordinary Shares.

Year	Dividend
2000	EUR 0.60
2001	EUR 0.16
2002	EUR 0.07

            Buhrmann's senior credit facility and the Senior Subordinated Notes contain various restrictions on the ability of Buhrmann to pay dividends. Therefore, Buhrmann's ability to pay dividends is contingent on it meeting certain financial ratios as determined by Buhrmann's earnings, indebtedness and other indicators of Buhrmann's financial condition and results of operations.

            Dividend payments may be subject to Netherlands statutory withholding taxes.

GUARANTORS

            The identity of the Guarantors who will enter into the Guarantee on the Closing Date and their locations are set out below:

Company	Country
Buhrmann Office Products Nederland B.V.	The Netherlands
Tetterode-Nederland B.V.	The Netherlands
Veenman B.V.	The Netherlands
Buhrmann Financieringen B.V.	The Netherlands
Buhrmann International B.V.	The Netherlands
Buhrmann II B.V.	The Netherlands
Buhrmann Nederland B.V.	The Netherlands
Buhrmann Fined B.V.	The Netherlands
Buhrmann Nederland Holding B.V.	The Netherlands
Buhrmann Office Products Austria B.V.	The Netherlands
Buhrmann Stafdiensten B.V.	The Netherlands
Corporate Express Europe B.V.	The Netherlands
Corporate Express Holding B.V.	The Netherlands
Desk B.V.	The Netherlands
KNP Nederland B.V.	The Netherlands
KNP Nederland (Holding) B.V.	The Netherlands
Papiermaatschappij Amsterdam-West B.V.	The Netherlands
Buhrmann Europcenter N.V.	Belgium
Buhrmann Paper UK Ltd.	England
Buhrmann UK Ltd.	England
Copygraphic Ltd	England
Corporate Express Ltd.	England
Corporate Express (Holdings) Ltd.	England
Corporate Express (UK)	England
Ramchester International Furnishings	England
Buhrmann Beteiligungen Deutschland GmbH	Germany
Buhrmann Holding GmbH & Co KG	Germany
Buhrmann Holding Verwaltungs GmbH	Germany
Corporate Express Deutschland GmbH	Germany
Corporate Express Deutschland GmbH & Co Vertriebs KG	Germany
Corporate Express Verwaltungs GmbH	Germany
BT OP USA Corp.	USA
BTOPI Holding (US)	USA
Buhrmann Swaps, Inc.	USA
Corporate Express, Inc.	USA
ASAP Software Express, Inc.	USA

License Technologies Group, Inc.	USA
Corporate Express Promotional Marketing, Inc.	USA
Corporate Express Document & Print Management, Inc.	USA
Moore Labels, Inc.	USA
Corporate Express Philadelphia Real Estate, Inc.	USA
Corporate Express Real Estate, Inc.	USA
Corporate Express Office Products, Inc.	USA
Corporate Express of Texas, Inc.	USA

TERMS AND CONDITIONS OF THE BONDS

            The following (other than the Sections in italics), subject to completion and amendment, is the text of the Terms and Conditions of the Bonds which will be endorsed on any certificates representing the Bonds.

1	General
	1.1	Description

Each Bond represented by this certificate is one of a duly authorised issue of subordinated debt securities of Buhrmann NV, a public company with limited liability incorporated under the law of The Netherlands (the "Issuer"), designated as its 2.00 per cent. Guaranteed Convertible Subordinated Bonds due 2010 (the "Bonds"). The giving of the Guarantee by the Guarantors (as each such term defined in Section 7.4) on the terms contained in the Guarantee has been duly authorised by resolutions of their respective Board of Directors. The Bonds are issued in the aggregate principal amount of up to EUR 114,819,000. The Bonds have been issued subject to an agency agreement (the "Agency Agreement") dated as of 18 December 2003 among the Issuer, Deutsche Bank AG, as fiscal agent and paying and conversion agent (the "Fiscal Agent"), Deutsche Bank Luxembourg S.A. as registrar (the "Registrar"), the other paying and conversion agents named herein (the "Conversion Agents") and Deutsche Bank AG, as calculation agent (the "Calculation Agent" and, together with the Fiscal Agent, the Registrar and the Conversion Agents, collectively, the "Agents", which term shall include successors and assigns of any such Agent as the context requires). The Bonds will mature on 18 December 2010 (the "Maturity Date"). The Bonds are issued in tradeable units of EUR 1,000 each or integral multiples of such amount. Copies of the Agency Agreement are available for inspection by holders of the Bonds during usual office hours at the specified offices of the Fiscal Agent. The holders of the Bonds are bound by, and are deemed to have notice of, all provisions of the Agency Agreement.
	1.2	Definitions
Capitalised terms used herein are defined in Section 14.
2	Status and Guarantee
	2.1	Status

The Bonds are unsecured subordinated obligations of the Issuer, ranking without preference or priority among themselves and will, in the event of any total or partial liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors or marshalling of assets and liabilities of the Issuer or in a bankruptcy, reorganisation, insolvency, receivership or other similar proceeding relating to the Issuer or its assets, whether voluntary or involuntary, suspension of payments or composition or arrangement with creditors of the Issuer, be subordinated in right of payment to the claims of the holders of unsecured and unsubordinated payment obligations of the Issuer, but will rank at least pari passu with all other Subordinated Indebtedness of the Issuer and in priority to indebtedness which by its terms ranks junior to the Bonds and the claims of shareholders of the Issuer.
	2.2	Guarantee of the Bonds

Each of the Guarantors has unconditionally and irrevocably guaranteed on a joint and several basis to the Bondholders the due and punctual payment of all sums expressed to be payable by the Issuer under the Bonds. The obligations of each Guarantor are contained in the Guarantee. The Guarantee constitutes unsecured subordinated obligations of the respective Guarantors which will in the event of any total or partial liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors or marshalling of assets and liabilities of such Guarantor or in a bankruptcy, reorganisation, insolvency, receivership or other similar proceeding relating to such Guarantor or its assets, whether voluntary or involuntary, suspension of payments or composition or arrangement with creditors of such Guarantor, be subordinated in right of payment to the claims of the holders of unsecured and unsubordinated payment obligations of such Guarantor and will rank at least pari passu with all other Subordinated Indebtedness of such Guarantor and in priority to indebtedness which by its terms ranks junior to the Guarantee and the claims of shareholders of such Guarantor.

3	Payments
	3.1	Principal

The principal amount of each Bond will be payable on the earlier of its Redemption Date or its Maturity Date. The amount due on the Maturity Date or, as the case may be, the Redemption Date of each Bond shall be 100 per cent. of its principal amount (the "Redemption Price").
	3.2	Interest
		(a)	Generally

The Bonds bear interest from and including the Closing Date at a rate per annum of 2.00 per cent. (the "Interest Rate"), payable annually in arrear on 18 June of each year and on the Maturity Date (each an "Interest Payment Date"), commencing on 18 June 2004, except that the first payment of interest will be in respect of the period from the Closing Date to 18 June 2004 and will be an amount equal to €10 per €1,000 principal amount of Bonds and the last payment of interest will be in respect of the period from 18 June 2010 to the Maturity Date and will be an amount equal to €10 per €1,000 principal amount of Bonds. The interest payable on each Interest Payment Date (other than in respect of the first Interest Period and the last Interest Period) will be the interest accrued from and including (A) the later of (1) the Closing Date and (2) the most recent Interest Payment Date to which interest on the Bonds has been fully paid or duly provided for, to but excluding (B) such Interest Payment Date (an "Interest Period"). Whenever it is necessary to calculate interest for a period of less than a full year, interest will be computed on the basis of a 365-day year (or a 366-day year in the case of a leap year) and paid for the actual number of calendar days elapsed.
		(b)	No Accrued Interest Upon Conversion

Notwithstanding any other provision herein or in the Agency Agreement, no interest that shall have accrued after the later of (A) the Closing Date and (B) the most recent Interest Payment Date to which interest on the Bonds has been fully paid or duly provided for, shall be payable in respect of any Bonds for which a Conversion Notice shall have been given after such date and where the Delivery Date (as defined in Section 5.3 below) falls prior to the next succeeding Interest Payment Date, even if such Delivery Date occurred after the Record Date (as defined in Section 3.2(d) below) for such next succeeding Interest Payment Date. Such accrued interest shall be treated as forfeited upon conversion.
		(c)	Repayment of Certain Amounts

If any Bondholder shall have received any interest payment to which it was not entitled by virtue of Section 3.2(b) above or Section 3.2(d) below, such Bondholder shall promptly repay the amount of such interest payment to the Issuer by wire transfer in immediately available funds or in such other manner notified by the Issuer to such Bondholder.
		(d)	Record Date

Without prejudice to Section 3.2(b) above, the interest payable on any Interest Payment Date will be paid to the Person in whose name the Bonds are registered at the close of business on the Record Date. In these Conditions, "Record Date" means the date falling five Business Days before the due date for any payment.

	3.3	Due Date Not a Business Day

Notwithstanding any other provision of the Bonds or the Agency Agreement, if the date on which any principal, interest or other payment obligation is due falls on a calendar day that is not a Business Day, the Issuer shall have until the next succeeding Business Day to satisfy its payment obligation, and any such payment shall be given the same force and effect as if made on the date on which such principal, interest or other payment obligation was due. Bondholders shall not be entitled to any further interest or other payments for such delay.
	3.4	Overdue Payment Obligations

Any overdue principal of or interest on the Bonds, or any other overdue amount on any payment obligation hereunder, will bear interest payable on demand at a rate per annum equal to EURIBOR, from and including the date of default to but excluding the date when paid.
	3.5	Payment Procedures

The Issuer, failing whom the Guarantors, will discharge each of its payment obligations hereunder by paying to the Fiscal Agent under the Agency Agreement, and causing the Fiscal Agent to tender to each Bondholder, on or before the due date thereof for value as of such due date an amount of euro in immediately available funds that is sufficient to satisfy such payment obligation. All amounts payable to any Bondholder hereunder, or to the Fiscal Agent under the Agency Agreement will be paid to such account as appears on the Register at close of business on the Record Date or as the Fiscal Agent shall notify to the Issuer, as the case may be, in accordance with the terms of the Agency Agreement.
4	Redemption
	4.1	Optional Redemption by the Issuer After Certain Date

Subject to the terms and conditions of this Section 4.1, the Issuer shall have the right to redeem the Bonds in whole, but not in part, at any time on or after 9 July 2008 at the Redemption Price, plus accrued interest to but excluding the Redemption Date; provided that (i) the Issuer shall only have the right to redeem the Bonds if the closing price of the Conversion Securities according to the Euronext Daily Official List (Officiële Prijscourant) (the "Daily Official List") of Euronext Amsterdam shall have been in excess of 150 per cent. of the Conversion Price then in effect or each of not less than 20 trading days in any period of 30 consecutive trading days on the Official Segment of the Stock Market of Euronext Amsterdam and (ii) the notice of redemption shall be sent to Bondholders no later than the fifth Business Day immediately following the last day of the 30 trading day period. The Issuer may exercise its option hereunder by giving each Bondholder notice not less than 20 nor more than 40 Business Days prior to the Redemption Date in accordance with Section 15.8 hereof. Any such notice by the Issuer shall be irrevocable.
	4.2	Optional Redemption by the Issuer if Fifteen Per Cent or Less of Bonds Remain Outstanding

Subject to the terms and conditions of this Section 4.2, the Issuer shall have the right to redeem the Bonds in whole, but not in part, at any time that the outstanding aggregate principal amount of Bonds shall represent 15 per cent. or less of the aggregate principal amount of Bonds originally issued. Bonds redeemable pursuant to this Section 4.2 shall be redeemable at the Redemption Price, plus accrued interest to but excluding the Redemption Date. The Issuer may exercise its option hereunder by giving each Bondholder notice no less than 20 Business Days nor more than 40 Business Days prior to the Redemption Date in accordance with Section 15.8 hereof. Any such notice by the Issuer shall be irrevocable.

4.3	Optional Redemption by the Bondholders upon the Occurrence of a Change of Control

Upon the occurrence of a Change of Control, each Bondholder shall, subject to the terms and conditions of this Section 4.3, be entitled (but not be obliged) to require the Issuer to redeem all or any of the Bonds held by such Bondholder on the date fixed for redemption by the Issuer as set out below at the Redemption Price together with interest accrued to but excluding the date fixed for redemption as set out below, provided that such Bonds are not previously called for redemption pursuant to Section 4.1 and 4.2 above.
Promptly after the Issuer becomes aware of a Change of Control, it will:
(a) give notice of such Change of Control to the Bondholders in accordance with Section 15.8 hereof; and
(b) fix a date for early redemption of the Bonds, which will be at least 30 days but not more than 60 days after the date on which it has notified the Bondholders of the occurrence of a Change of Control.

If a Bondholder wishes to exercise its rights of redemption upon the occurrence of a Change of Control, it must give notice to the Fiscal Agent at least 14 days prior to the date set for redemption as set out under (b) above substantially in the form or forms set forth in the Agency Agreement.
The definitions of certain defined terms used in this section are listed below.

"Control" means the right to appoint and/or remove all or the majority of the members of the Supervisory Board (raad van commissarissen) and/or the Executive Board (raad van bestuur) or other governing body of the Issuer whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.
A "Change of Control" occurs when:
(a)
any Person acting alone acquires or Persons acting together acquire Control of the Issuer or is or are considered to Control the Issuer if such Person does not or Persons do not have, and would not be deemed to have, Control of the Issuer at the Closing Date; or
(b) the Issuer sells, leases or transfers all or substantially all of its assets to any other Person or Persons; or
(c)
any Person acquires or Persons acting together acquire the legal or beneficial ownership of the share capital of the Issuer which confers the right to cast 51 per cent. or more of the votes which may ordinarily be cast at a general meeting of shareholders of the Issuer; or
(d) a Merger Event shall occur, unless the consideration consists (or, at the option of the holder of Conversion Securities may consist) solely of New Securities.
However, a Change of Control will not be deemed to have occurred solely as a result of the issuance or transfer, with co-operation, of any preferred shares in the Issuer's capital.

For the purposes of this Section 4.3, "Person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state, in each case whether or not being a separate legal entity. It does not include the Issuer's Supervisory Board or any other governing board and does not include the Issuer's direct or indirect subsidiaries.

5	Conversion Rights
	5.1		General

At any time during the Conversion Period defined in Section 5.6 below and except as provided herein, each Bondholder will have the right (the "Conversion Rights") to convert any or all of the Bonds held by it into Conversion Securities. The conversion price is EUR 8.40 per Conversion Security, subject to adjustment as provided in Section 5.4 below (the "Conversion Price"). The initial Conversion Price represents an exchange ratio of 119.04 Conversion Securities per EUR 1,000 principal amount of the Bonds (the "Exchange Ratio," as such ratio may be adjusted from time to time by dividing EUR 1,000 by the then applicable Conversion Price). The maximum number of Conversion Securities convertible hereunder is 13,668,928, subject to adjustment in accordance with Section 5.4.
	5.2		Procedures for Exercising Conversion Rights

Subject to the terms and conditions of this Section 5.2, each Bondholder may exercise its Conversion Rights by giving at its own expense to the Conversion Agent a conversion notice and, if required under (ii) below, the relevant Bond Certificate substantially in the form or forms set forth in the Agency Agreement (each a "Conversion Notice"). The date on which such Conversion Notice shall have been received by the Conversion Agent shall be the "Notification Date". The Conversion Securities will be delivered by credit to an account with a financial institution. The Bondholder must include sufficient details about the account and the financial institution in the Conversion Notice to permit the Issuer to make or to cause to be made such delivery by credit to such account. Once delivered to the Conversion Agent, a Conversion Notice will be irrevocable unless an Event of Default shall have occurred and is continuing on the Delivery Date, in which case the relevant Bondholders shall be entitled to revoke the relevant Conversion Notice by giving notice to the Conversion Agent.
		(i)	Write-down of Global Certificate

If the Bondholder is a Central Securities Depository (as defined below) and the certificate evidencing the Bonds being converted is the global certificate evidencing the Bonds, the Bondholder must certify to the Conversion Agent that the principal amount of the global certificate will be written down upon the conversion to reflect such conversion as provided in the Agency Agreement.
		(ii)	Surrender of Bond Certificates
Any other Bondholder must surrender any certificate evidencing the Bonds being converted to the Conversion Agent on or before the Notification Date.
	5.3		Delivery of the Conversion Securities

The Issuer shall on or before the third Conversion Business Day following the Notification Date (the "Delivery Date") cause to be delivered to the Bondholder, by crediting the account with the financial institution specified by the Bondholder in its Conversion Notice, the number of Conversion Securities determined by the following formula (the "Conversion Formula") (such calculation being applied, where appropriate, also in relation to any Spin-off Securities, Reclassified Securities, or New Securities as defined below or equity securities which may be required to be delivered upon exercise of conversion rights pursuant to Section 5.4(a)(x), Section 5.4(c) or Section 7.1), rounded down to the nearest whole number:
P X
where:
		P =	the aggregate principal amount of the Bonds being converted by the Bondholder;

and
X =	the Conversion Price in effect on the Notification Date.
Any Conversion Securities tendered for delivery in this manner will be fully paid and non-assessable on the Delivery Date.
(a)	Settlement Disruption Event

If a Settlement Disruption Event occurs between the Notification Date and the Delivery Date, and delivery of any Conversion Securities cannot be effected on the Delivery Date, then solely for purposes of this Section 5.3 the Delivery Date will be postponed until the first succeeding calendar day on which delivery of the Conversion Securities can take place through a national or international settlement system or in any other commercially reasonable manner.
(b)	Fractional Conversion Securities

If, in the absence of rounding, the Conversion Formula would not have generated a whole number with respect to any Bondholder converting any Bonds for Conversion Securities, the Issuer shall be required to pay such Bondholder (in lieu of delivering Fractional Conversion Securities) an amount in cash (so long as such amount is EUR 10 or more) equal to the following formula:
F × A
where:
F =
the difference between (A) the number of Conversion Securities generated by the Conversion Formula for such Bondholder before rounding and (B) the number of Conversion Securities generated by the Conversion Formula for such Bondholder after rounding; and
	A =	the Closing Price per Conversion Security on the Conversion Business Day immediately preceding the Delivery Date.
Such cash amount will be paid by the Issuer on the Delivery Date to the account specified by the relevant Bondholder in the relevant Conversion Notice.
(c)	No Payment or Adjustment for Accrued Dividends

Conversion Securities made available to Bondholders on exercise of Conversion Rights will rank pari passu in all respects with the fully paid Conversion Securities in issue on the relevant Delivery Date, except that Bondholders will not be entitled to receive any dividend or other distribution declared payable to holders of record of Conversion Securities as of a date prior to the date such Bondholder became a holder of record of the Conversion Securities pursuant to Section 5.3(d) below. No interest or other amount or adjustment will be paid or made in respect of any such dividends or dividends.
(d)	Ranking

A Bondholder exercising its Conversion Rights shall be deemed to be a holder of record of Conversion Securities on the Delivery Date, and shall be entitled to all dividends, distributions and other entitlements determined by reference to a record date on or after the Delivery Date.

5.4	Adjustment of Conversion Price
	(a)	Non-Merger Events
The Conversion Price will be adjusted as follows under the following circumstances:
		(i)	Stock Split or Consolidation

If there shall have occurred a subdivision or consolidation of the Conversion Securities (except for a Merger Event) into a greater or lesser number of Conversion Securities, the Conversion Price will be adjusted as of the date on which such event occurred by multiplying the Conversion Price then in effect by Formula 1 in subsection 5.4(b) below.
		(ii)	Cash Dividend

If a Cash Dividend (including the delivery of Conversion Securities in lieu of payment of Cash Dividends) is paid on the Conversion Securities, the Conversion Price will be adjusted as of the ex-dividend date of such Cash Dividend by multiplying the Conversion Price then in effect by Formula 2 in subsection 5.4(b) below.
		(iii)	Free Distribution or Dividend of Conversion Securities

If the Issuer makes or causes to be made a free distribution or dividend of Conversion Securities to existing holders of Conversion Securities (including but not limited to a distribution of Conversion Securities charged against reserves), the Conversion Price will be adjusted as of the ex-dividend date of such free distribution or dividend by multiplying the Conversion Price then in effect by Formula 1 in subsection 5.4(b) below.
		(iv)	Granting of Rights or Warrants for Conversion Securities at a Discount

If the Issuer grants or causes to be granted a right, warrant or other security to existing holders of Conversion Securities giving them the right to purchase or subscribe for additional Conversion Securities, the Conversion Price will be adjusted as of the ex-dividend date of such grant by multiplying the Conversion Price then in effect by Formula 2 in subsection 5.4(b) below.
		(v)	Sale of Conversion Securities at a Substantial Discount

If the Issuer sells Conversion Securities, or causes Conversion Securities to be sold, for a sale price that is less than 95 per cent. of the arithmetic mean of the daily Closing Prices of the Conversion Securities during the five Conversion Business Day period immediately preceding the pricing of such Conversion Securities, the Conversion Price will be adjusted immediately following such pricing by multiplying the Conversion Price then in effect by Formula 3 in subsection 5.4 (b) below.
		(vi)	Distribution of an Equity-Linked Security

If the Issuer makes or causes to be made a free distribution or dividend of securities that are convertible, exchangeable or otherwise exercisable into the Conversion Securities to existing holders of Conversion Securities, the Conversion Price will be adjusted as of the ex-dividend date of such free distribution or dividend by multiplying the Conversion Price then in effect by Formula 2 in subsection 5.4(b) below.

(vii)	Granting of Rights or Warrants for an Equity-Linked Security

If the Issuer grants or causes to be granted a right, warrant or other security to existing holders of Conversion Securities giving them the right to purchase or subscribe for securities that are convertible, exchangeable or otherwise exercisable into the Conversion Securities, the Conversion Price will be adjusted as of the ex-date of such grant by multiplying the Conversion Price then in effect by Formula 2 in subsection 5.4(b) below.
(viii)	Issuance of Equity-Linked Securities at a Substantial Discount

If the Issuer issues and sells, or causes to be issued and sold, securities that are convertible, exchangeable or otherwise exercisable into Conversion Securities and the sale price per equity-linked security together with any other consideration received or receivable by the Issuer, in respect of such equity-linked security is less than 95 per cent. of the arithmetic mean of the daily Closing Prices of the Conversion Securities during the five Conversion Business Day period immediately preceding the pricing of such newly issued equity-linked securities, the Conversion Price will be adjusted immediately following the pricing of such equity-linked security by multiplying the Conversion Price then in effect by Formula 3 in subsection 5.4(b) below.
(ix)	Free Distribution or Dividend of or Granting of Rights or Warrants for Other Property

If the Issuer makes or causes to be made a free distribution or dividend of, or grants a right, warrant or other security giving the right to purchase at less than fair market value, any other property (not covered by another Section of this subsection 5.4(a)) to existing holders of Conversion Securities, the Conversion Price will be adjusted as of the ex-date of such free distribution, dividend or grant by multiplying the Conversion Price then in effect by Formula 2 in subsection 5.4(b) below.
(x)	Spin-Off or Subdivision of Conversion Securities into Classes

If the Issuer distributes, or causes to be distributed, to existing holders of Conversion Securities (a "Spin-off Event") equity securities of an issuer other than the Issuer (the "Spin-off Securities"), or subdivides (a "Reclassification") the Conversion Securities into two or more separately quoted classes of equity securities (such new class(es) of equity securities, the "Reclassified Securities"), then one of the following adjustments will be made (as appropriate and subject as provided therein), as selected by the Issuer (in consultation with the Calculation Agent and two investment banks of international repute selected by the Issuer) from among the options applicable to such event, effective as of the ex-dividend date of any Spin-off Event or as of the effective date of any Reclassification:
(1)
in the case of a Spin-off Event or a Reclassification where the Spin-off Securities or Reclassified Securities, as the case may be, are publicly traded on a recognised exchange, the Conversion Securities shall thereafter comprise the securities comprising either the Conversion Securities immediately prior to such adjustment together with the Spin-off Securities (in the case of a Spin-off Event) or the Reclassified Securities (in the case of a Reclassification), in either case in the same amount as the Bondholder would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event or the effective date of such Reclassification;

(2)	in the case of a Spin-off Event, the Conversion Price will be adjusted by multiplying the Conversion Price then in effect by the fraction expressed by Formula 2 in subsection 5.4(b) below;
(3)
in the case of a Spin-off Event, where the Spin-off Securities are publicly traded on a recognised exchange, within five Conversion Business Days after the ex-dividend date of the Spin-off Event, the Issuer will deliver the Spin-off Securities to each Bondholder in the same amount as the Bondholder would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event or the effective date of such Reclassification; or
(4)
in the case of a Spin-off Event, where the Spin-off Securities are publicly traded on a recognised exchange, within five Conversion Business Days after the ex-dividend date of the Spin-off Event, the Issuer will pay to each Bondholder an amount of euro equal to the number of such Spin-off Securities as such Bondholder would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event multiplied by the fair market value of the Spin-off Securities on a per share basis.
If the Issuer selects option (1):
(01)
In the case of a Spin-off Event, each Bond will thereafter be convertible into the Conversion Securities and the relevant Spin-off Securities (in the amount determined as provided in (1) subject to adjustment mutatis mutandis as provided in these terms and conditions and for such purposes the initial Conversion Price in respect of such Spin-off Securities upon the relevant Spin-off Event shall be calculated by dividing the principal amount of each Bond by the number of Spin-off Securities the holder of such Bond would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the record date of such Spin-off Event).
No adjustment shall be made to the Conversion Price in respect of the Conversion Securities as a result of such Spin-off Event.
(02)
In the case of a Reclassification, the Bonds will thereafter be convertible into each class of the Reclassified Securities (in each case in the amount determined as provided in (01) subject to adjustment mutatis mutandis as provided in these terms and conditions) and for such purposes the initial Conversion Price in respect of each class of Reclassified Securities upon the Reclassification shall be calculated by dividing the principal amount of each Bond by the number of such Reclassified Securities as the holder of such Bond would have been entitled to receive had he converted the Bonds into Conversion Securities immediately prior to the effective date of such Reclassification. If the Issuer shall select option (3) or (4) the Bonds will continue to be convertible into Conversion Securities as provided in these terms and conditions and no adjustment shall be made to the Conversion Price as a result of the relevant Spin-off Event.

	(xi)	Self-tender Offers

The Issuer or any of its subsidiaries commences a tender or exchange offer for Conversion Securities and the fair market value of the cash and other consideration offered per Conversion Security (as determined by the Calculation Agent in good faith in consultation with two investment banks of international repute) exceeds the value of "P" in Formula 4 in subsection 5.4(b) below, the Conversion Price will be adjusted retroactively with effect from the open of business on the Conversion Business Day immediately following the Expiration Time (as defined below) by multiplying the Conversion Price then in effect by the fraction (which shall not be greater than one) expressed by Formula 4 in subsection 5.4(b) below.
(b)	Adjustment Formulae
The formulae to be applied in subsection 5.4(a) to adjust the Conversion Price are as follows:
Formula 1:
X Y
where:
	X =	the number of Conversion Securities outstanding immediately prior to the occurrence of such event.
	Y =	the number of Conversion Securities outstanding immediately after the occurrence of such event.
Formula 2:
P – d P
where:
P =
the arithmetic mean of the daily Closing Prices of the Conversion Securities during the eight Business Day period ending on the Business Day immediately preceding the first day on which the Conversion Securities are traded on Euronext Amsterdam ex the relevant Cash Dividend, distribution, rights, warrants or other securities.
	d =	the fair market value of the Cash Dividend, distribution, rights, warrants or securities or other property the subject of the relevant grant, as the case may be.
Formula 3:
X + (Zxc/P) X + Z
where:
	X =	the number of Conversion Securities outstanding immediately prior to the occurrence of such event.
	P =	the arithmetic mean of the daily Closing Prices of the Conversion Securities during the five Conversion Business Day period immediately preceding the pricing of the securities to be sold.

	Z =	the number of (i) Conversion Securities to be sold or (ii) Conversion Securities into which such other securities to be sold or issued are convertible, exchangeable or otherwise exercisable.
c =
(i) the sale price per security of the Conversion Securities to be sold or (ii) the sale price of the securities to be sold or issued that are convertible, exchangeable or otherwise exercisable into the Conversion Securities, together with any other consideration received or receivable in respect of such securities.
Formula 4:
N1xP A + (N2xP)
where:
N1 =
the number of Conversion Securities outstanding at the last time (the "Expiration Time") tenders or exchanges may be made pursuant to such tender or exchange offer (as it shall have been amended), inclusive of all Conversion Securities validly tendered or exchanged and not withdrawn as of the Expiration Time (the "Purchased Shares").
	N2 =	the number of Conversion Securities outstanding at the Expiration Time, exclusive of any Purchased Shares.
	P =	the arithmetic mean of the daily Closing Prices of the Conversion Securities during the five Conversion Business Day period immediately following the Expiration Time.
A =
the fair market value of the aggregate consideration payable to holders of Conversion Securities based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of the Purchased Shares.
(c)	Merger Events

If, in respect of a Merger Event, the consideration for the Conversion Securities consists (or, at the option of the holder of the Conversion Securities, may consist) of New Securities, Other Consideration or Combined Consideration, then on or after the Merger Date each Bond shall be convertible into the number of New Securities, the amount of Other Consideration or the amount of Combined Consideration, as the case may be, to which a holder of the number of Conversion Securities which would have been required to be delivered had such Bond been converted immediately prior to the Merger Event would be entitled upon consummation of the Merger Event. Where pursuant to the foregoing the Bonds will be convertible into property including or comprising New Securities, the initial Conversion Price in respect of such New Securities shall be calculated by dividing the principal amount of each Bond by the number of such New Securities (determined as provided above).
(d)	Change of Control

If a Change of Control occurs, the Conversion Price in respect of any Bonds in respect of which Conversion Rights are exercised and the Notification Date falls not later than 60 days following the giving of notice by the Issuer to the Bondholders of the occurrence of such Change of Control will be as set out below, in each case adjusted, if applicable, as described in the other provisions of this Section 5.4.

Conversion Price
(EUR)
Offer Date
From 18 December 2003 to 18 December 2004	6.8571
From 19 December 2004 to 18 December 2005	7.1143
From 19 December 2005 to 18 December 2006	7.3714
From 19 December 2006 to 18 December 2007	7.6286
From 19 December 2007 to 18 December 2008	7.8857
From 19 December 2008 to 18 December 2009	8.1429
From 19 December 2009 to Maturity Date	8.4000
	(e)	Other Adjustments

No adjustment to the Conversion Price will be required other than those specified above. However, if the Issuer determines in good faith that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to above in this Section 5.4 (even if the relevant event or circumstances are specifically excluded from the operation of any or all of Section 5.4(a) and 5.4(c) above), the Issuer may request the Calculation Agent acting in conjunction with two investment banks of international repute selected by the Issuer to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account of such events or circumstances and the date on which such adjustment should take effect. Upon such determination, such adjustment (if any) shall be made and shall take effect in accordance with such determination.
	(f)	Procedures

Except as otherwise provided, the Calculation Agent will make all adjustments to the Conversion Price pursuant to Sections 5.4(a), 5.4(c) and 5.4(d), and its calculation shall be binding on all parties except in the event of bad faith or manifest or proven error. All references in the foregoing provisions to the number of Conversion Securities outstanding shall exclude Conversion Securities held by or on behalf of the Issuer, the Guarantors or any of their respective Subsidiaries. None of the foregoing adjustment provisions shall apply to any bona fide plan for the benefit of employees, directors or consultants of the Issuer or any of its Subsidiaries now or hereafter in effect. The Conversion Price resulting from any adjustment provided for in Sections 5.4(a), 5.4(c) or 5.4(d) will be rounded to the nearest ten-thousandth, with five hundred thousandths being rounded upward.
	(g)	De minimis Exception

No adjustment to the Conversion Price pursuant to Sections 5.4(a), 5.4(c) and 5.4(d) will be made if the adjustment would result in a change in the Conversion Price of less than 1 per cent., provided that any adjustment that would otherwise be required to be made and any amount by which the Conversion Price has been rounded down pursuant to Section 5.4(f) will be carried forward and taken into account in any subsequent adjustment.
	(h)	Notice

The Issuer shall give notice to the Bondholders in accordance with Section 15.8 of any change (or, at the Issuer's discretion, any prospective change) to the Conversion Price as soon as reasonably practicable following such change (or, if the notice is given in respect of a prospective change, at such time as the Issuer shall determine).
5.5	Market Disruption Event

If a Market Disruption Event occurs on any Conversion Business Day, the Closing Price of the Conversion Securities for such day will be deemed to have been the Closing Price on the first succeeding Valid Date (as defined below). If, with respect to such Conversion Business Day, the first succeeding Valid Date has not occurred as of the tenth Conversion Business Day immediately following such Conversion Business Day, then the Calculation Agent will make a good faith estimate of the Closing Price of the Conversion Securities that would have prevailed on such Conversion Business Day but for such Market Disruption Event and such estimate shall be deemed to be the Closing Price of the Conversion Securities for such Conversion Business Day.

5.6	Miscellaneous
	(a)	Conversion Period

Subject to subsection (b) of this Section 5.6, the term "Conversion Period" means any time on or after 27 January 2004 (or if such day is not a Conversion Business Day, the next succeeding Conversion Business Day) to but excluding the seventh day immediately preceding the Maturity Date.
	(b)	Early Termination of the Conversion Period for Bonds Called for Redemption

If any Bonds have been called for redemption, the Conversion Period will terminate at 5 p.m. (Amsterdam time) on the date which is the seventh day prior to the Redemption Date, unless the Issuer fails to satisfy its redemption payment obligations on the Redemption Date, in which event the Conversion Period in respect of the relevant Bonds shall extend until the date on which the full amount of such payment becomes available for payment and notice of such availability has been given to Bondholders in accordance with Section 15.8 or, if earlier, the Maturity Date.
	(c)	Early Termination of the Conversion Period upon Acceleration
(i) if an Event of Default shall have occurred in respect of the Bonds; and
(ii) the Bonds shall have been declared due and payable pursuant to Section 8.5, the Conversion Period will terminate on the date on which the Bonds are so declared to be due and payable.
	(d)	Taxes or Duties

Each Bondholder exercising Conversion Rights will be responsible for paying any and all stamp, transfer, registration or other taxes or duties (if any) arising on the exercise of the Conversion Right and on the transfer, delivery or other disposition of Conversion Securities by the Issuer; provided that capital duty (kapitaalsbelasting), stamp duty or any other taxes imposed by The Netherlands and payable upon delivery of Conversion Securities on conversion shall be paid by the Issuer. Any such duties or taxes payable by a Bondholder in the jurisdiction of the Conversion Agent with whom the relevant Conversion Notice is deposited shall be required to be paid to such Conversion Agent as a condition precedent to such conversion. None of the Issuer or any Agent will impose any charge upon the exercise of Conversion Rights.
5.7	Repurchase of Bonds

The Issuer, the Guarantors and any of their Subsidiaries or affiliates may at any time purchase Bonds at any price in the open market or in privately negotiated transactions, provided that such purchases are in compliance with applicable law and stock exchange regulations. All Bonds which are so purchased will forthwith be cancelled and may not be reissued or resold, and the principal amount of the global certificate evidencing such Bonds will be reduced. As long as the Bonds are listed on the Euronext Amsterdam, each year that a repurchase of Bonds has taken place, the Issuer will announce the aggregate principal amount of Bonds repurchased and the remaining aggregate principal amount of Bonds outstanding, in accordance with Section 15.8 hereof.

6	Withholding Taxes
	6.1	No Withholding or Deduction for Taxes Unless Required

All payments of principal, interest and other amounts made by the Issuer in respect of the Bonds or by a Guarantor pursuant to the Guarantee will be made without deduction or withholding for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied, collected, withheld or assessed by or on behalf of any Taxing Jurisdiction, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law or regulation or by the official interpretation thereof. If any corporation assumes the Issuer's rights and obligations under the Bonds, the term "Taxing Jurisdiction" will include each jurisdiction in which such corporation is resident for tax purposes from the time it assumes the Issuer's rights and obligations.
	6.2	No Additional Amounts

If any deduction or withholding for, or on account of, any present or future taxes, duties, assessments or governmental charges of any Taxing Jurisdiction shall at any time be required to be made by the Issuer in respect of any amounts to be paid by the Issuer in respect of the Bonds or by a Guarantor in respect of any payment to be made by that Guarantor pursuant to the Guarantee, then such payment shall be made subject to and after such deduction or withholding and neither the Issuer nor such Guarantor shall be required to pay any additional amounts in respect thereof.
7	Covenants
	7.1	Covenant Not to Merge, Consolidate, Amalgamate, Sell, Lease or Transfer Assets Except Under Certain Conditions

Neither the Issuer nor any Guarantor will consolidate or amalgamate with or merge into any other corporation or corporations (other than where the Issuer or, as the case may be, the relevant Guarantor is the continuing entity), or sell, lease, or transfer all or substantially all its assets, unless (A) the corporation formed by such consolidation or amalgamation, or into which the Issuer or, as the case may be, the relevant Guarantor shall have been merged, or which shall have acquired such assets upon any such sale, lease or transfer shall have expressly assumed the due and punctual payment of the principal of and interest on all the Bonds and the due and punctual performance and observance of all of the covenants and conditions of the Bonds to be performed or observed by the Issuer or, as the case may be, the due and punctual performance and observance of all of the covenants and conditions of the Guarantee to be performed or observed by that Guarantor and (B) (x) each Bond shall thereafter be convertible into the class and amount of shares and other securities, property and assets (including cash) receivable upon such consolidation, amalgamation or merger or sale, lease or transfer by a holder of the number of Conversion Securities which would have been required to be delivered had such Bond been converted into Conversion Securities immediately prior to such merger, consolidation, amalgamation, sale, lease or transfer or (y) if, in the case of any such sale, lease or transfer, no such shares or other securities, property or assets are receivable by holders of Conversion Securities, the Bonds will be convertible into ordinary shares or common stock or the like (comprising equity securities) of the corporation which shall have acquired the relevant assets on such basis and with a Conversion Price (subject to adjustment as provided in these terms and conditions) as determined in good faith by the Calculation Agent in consultation with two investment banks of international repute selected by the Issuer. For the purposes thereof, the Issuer shall execute and deliver to each of the Agents a supplement to the Agency Agreement satisfactory to the Fiscal Agent. Such supplement will provide for adjustments which will be as nearly equivalent as may be practicable to the adjustments provided for in these terms and conditions. The provisions of this Section 7.1 will apply in the same way to any subsequent merger, consolidation, amalgamation, sale, lease or transfer. In case of any such consolidation, merger, sale, lease or transfer, and following such an assumption by the successor corporation, such successor corporation will succeed to and be substituted for the Issuer or, as the case may be, the relevant Guarantor, with the same effect as if it had been named herein or, as the case may be, named in the Guarantee. In the event of any such sale, lease or transfer, following such an assumption by the successor corporation, the Issuer or, as the case may be, the relevant Guarantor will be discharged from all obligations and covenants under the Bonds and the Agency Agreement or, as the case may be, under the Guarantee and may be liquidated and dissolved.

	7.2	Reservation of Share Capital

The Issuer covenants that it will at all times maintain authorised share capital free of pre-emption rights sufficient for the issuance of Conversion Securities on exercise of Conversion Rights in respect of all outstanding Bonds from time to time.
	7.3	Negative Pledge

So long as any of the Bonds remain outstanding but not later than the time when all amounts payable under these terms and conditions or the Agency Agreement in respect of all outstanding Bonds and in accordance with the Agency Agreement have been placed at the disposal of the Fiscal Agent, each of the Issuer and the Guarantors undertakes not to, and the Issuer shall procure that none of the Guarantors secure, either by way of transferring or by encumbering any of its assets or revenues, any of its indebtedness (including any liability, whether actual or contingent under any guarantee or indemnity or otherwise) arising from or in respect of any obligation pursuant to bond or note issues or other similar debentures of the Issuer, the Guarantors or any other Person and which constitutes Subordinated Indebtedness or permit any such indebtedness of the Issuer or the Guarantors or any other Person to be secured by the creation of an encumbrance upon such assets or revenues of any of their respective Subsidiaries nor to cause any third party to transfer or encumber any of its assets or revenues, or give a guarantee or indemnity as security for any such indebtedness of the Issuer or the Guarantors without at the same time having the Bondholders share equally and rateably in such security (or, in the case of a guarantee or indemnity, obtaining a substantially identical undertaking of the same obligor).
	7.4	Guarantors

The Issuer will procure that any Subsidiary which becomes a guarantor under the Credit Agreement shall, forthwith and simultaneously with the giving or becoming of such guarantee, become a Guarantor in respect of the Bonds and shall enter into a Guarantee, in the form set out in an appendix to the Agency Agreement pursuant to which it will on a joint and several basis with all other Guarantors from time to time, unconditionally and irrevocably guarantee, on a subordinated basis, the obligations of the Issuer under the Bonds; provided that if and to the extent that any Guarantor ceases to be a guarantor under the Credit Agreement it shall forthwith and simultaneously cease to be a Guarantor in respect of the Bonds and shall be discharged from all its obligations and covenants under the Guarantee.
The Issuer shall give notice to the Bondholders in accordance with Section 15.8 forthwith of any Subsidiary which becomes or ceases to be a Guarantor under this Section.
8	Events of Default
	8.1	Events of Default
The following will be Events of Default (each an "Event of Default") with respect to the Bonds:
(a)
Payment Default—Interest—the failure to pay interest on any Bonds when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by Section 9 or 10);

(b)
Payment Default—Principal—the failure to pay the principal on any Bonds or any other amount payable in respect of the Bonds, when such principal or other amount becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to redeem Bonds pursuant to a Change of Control) (whether or not such payment shall be prohibited by Section 9 or 10);
(c)
Conversion Rights—the Issuer fails to deliver Conversion Securities upon exercise of Conversion Rights when the same is required to be delivered or otherwise fails duly and punctually to comply with any of its obligations in respect of the exercise of Conversion Rights and such default continues for a period of 7 days;
(d)
Breach of Agreement—a default in the observance or performance of any other covenant or agreement contained in these terms and conditions, the Agency Agreement or the Guarantee which default continues for a period of 60 days after the Issuer receives written notice specifying the default (and demanding that such default be remedied) from the holders of at least 25 per cent. of the outstanding principal amount of the Bonds;
(e)
Cross-Acceleration—the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Issuer or any Guarantor or any of the Issuer's Significant Subsidiaries, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Issuer or such Guarantor of notice of any acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates US$25.0 million (or the equivalent thereof in any other currency or currencies) or more at any time;
(f)
Judgments—one or more judgments in an aggregate amount in excess of US$25.0 million (or the equivalent thereof in any other currency or currencies) shall have been rendered against the Issuer or any Guarantor or any of the Issuer's Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-applicable;
(g)
Bankruptcy—the Issuer or any Guarantor or any of the Issuer's Significant Subsidiaries (i) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (ii) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (iii) consents to the appointment of a Custodian of it or for substantially all of its property, (iv) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (v) makes a general assignment for the benefit of its creditors or (vi) takes any corporate action to authorise or effect any of the foregoing;
(h)
Winding Up—a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Issuer or any Guarantor or any of the Issuer's Significant Subsidiaries in an involuntary case or proceeding under any Bankruptcy Law, which shall (i) approve as properly filed a petition seeking reorganisation, arrangement, adjustment or composition in respect of the Issuer or any Guarantor or any of the Issuer's Significant Subsidiaries, (ii) appoint a Custodian of the Issuer or any Guarantor or any of the Issuer's Significant Subsidiaries or for substantially all of any of its property or (iii) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(i)
Guarantee—(x) the obligations of any Significant Subsidiary under the Guarantee ceases to be in full force and effect (other than by reason of release of such Guarantor from its obligations thereunder in accordance with the terms and conditions of these Bonds), is declared to be null and void and unenforceable or is found to be invalid, or (y) any Guarantor denies its liability under the Guarantee (other than by reason of release of such Guarantor from its obligations thereunder in accordance with the terms and conditions of these Bonds).

If an Event of Default (other than an Event of Default specified in Section 8.1(a), (b), (g) and (h) shall occur and be continuing, holders of at least 25 per cent. in principal amount of outstanding Bonds may declare the principal of and accrued interest on all the Bonds to be due and payable by notice in writing to the Issuer specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same:
(x) shall become immediately due and payable; or
(y)
if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or 5 business days after receipt by the Issuer of such Acceleration Notice, but only if such Event of Default is then continuing.

If an Event of Default specified in either Section 8.1(a), (b), (g) or (h) above occurs and is continuing, then all unpaid principal of and accrued and unpaid interest on all of the outstanding Bonds shall ipso facto become and be immediately due and payable without any declaration or other act on the part of any holder of the Bonds.

At any time after a declaration of acceleration with respect to the Bonds as described above, the holders of a majority in principal amount of the Bonds outstanding may rescind and cancel such declaration and its consequences:
(1) if the rescission would not conflict with any judgment or decree; and
(2) if all existing Events of Default have been cured or waived (except nonpayment of principal or interest that has become due solely because of the acceleration).
No such rescission shall affect any subsequent default, Event of Default or impair any right consequent thereto.
8.2	Remedies

If an Event of Default occurs and is continuing, a Bondholder may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Bonds or to enforce the performance of any provision of the Bonds.

A delay or omission by any Bondholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.
8.3	Waiver of Past Defaults

The holders of a majority in principal amount of the outstanding Bonds by notice to the Issuer may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of or interest on any Bond as specified in Section 8.1(a) or (b). When a Default or Event of Default is waived, it is cured and ceases.
8.4	Rights of Holders to Receive Payment

Notwithstanding any other provision of these terms and conditions, the right of any Bondholder to receive payment of principal of and interest on a Bond, on or after the respective due dates expressed in such Bond, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Bondholder.

9	Subordination of Bonds
	9.1	Bonds Subordinated to Senior Debt

Anything in the terms and conditions of the Bonds to the contrary notwithstanding, the Issuer, for itself and its successors, and each Bondholder, by his or her acceptance of Bonds, agrees that the payment of all Obligations owing to the Bondholders in respect of the Bonds is subordinated, to the extent and in the manner provided in this Section 9, to the prior payment in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Debt, of all Obligations on Senior Debt (including the Obligations with respect to the Credit Agreement, whether outstanding on the Closing Date or thereafter incurred).

This Section 9 shall constitute a continuing offer to all Persons who become holders of, or continue to hold, Senior Debt, and such provisions are made for the benefit of the holders of Senior Debt and such holders are made obligees hereunder and any one or more of them may enforce such provisions.
	9.2	Suspension of Payment When Senior Debt is in Default
(a)
If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Debt (a "Payment Default"), then no payment or distribution of any kind or character shall be made by or on behalf of the Issuer or any other Person on its or their behalf with respect to any Obligations on or with respect to the Bonds or to acquire any of the Bonds for cash or property or otherwise.
(b)
If any other event of default (other than a Payment Default) occurs and is continuing with respect to any Designated Senior Debt (as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt) permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof (a "Non-payment Default") and if the Representative for the respective issue of Designated Senior Debt gives notice of the event of default to the Issuer stating that such notice is a payment blockage notice (a "Payment Blockage Notice"), then during the period (the "Payment Blockage Period") beginning upon the delivery of such Payment Blockage Notice and ending on the earlier of the 180th day after such delivery and the date on which (x) all events of default with respect to all Designated Senior Debt have been cured or waived or cease to exist or (y) all Designated Senior Debt with respect to which any such event of default has occurred and is continuing is discharged or paid in full in cash or Cash Equivalents, neither the Issuer nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on or with respect to the Bonds or (y) acquire any of the Bonds for cash or property or otherwise. Notwithstanding anything herein to the contrary, (x) in no event shall a Payment Blockage Period extend beyond 180 days from the date the applicable Payment Blockage Notice is received by the Issuer and (y) only one such Payment Blockage Period may be commenced within any 360 consecutive days. For all purposes of this Section 9.2(b), no event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the Representative of such Designated Senior Debt whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period ending after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

(c)
In the event that, notwithstanding the foregoing, any payment shall be received by any Bondholder when such payment is prohibited by the foregoing provisions of this Section 9.2, such payment shall be held for the benefit of, and shall be paid over or delivered to, the holders of Senior Debt (pro rata to such holders on the basis of the respective amount of Senior Debt held by such holders) or their respective Representatives, as their respective interests may appear.

Nothing contained in this Section 9 shall limit the right of the Bondholders to take any action to accelerate the maturity of the Bonds pursuant to Section 8 or to pursue any rights or remedies hereunder; provided that all Senior Debt thereafter due or declared to be due shall first be paid in full in cash or Cash Equivalents before the Bondholders are entitled to receive any payment of any kind or character with respect to Obligations on the Bonds.
9.3	Bonds Subordinated to Prior Payment of All Senior Debt on Dissolution, Liquidation or Reorganisation of the Issuer
(a)
Upon any payment or distribution of assets of the Issuer of any kind or character, whether in cash, property or bonds, to creditors upon any total or partial liquidation, dissolution, winding up, reorganisation, assignment for the benefit of creditors or marshalling of assets and liabilities of the Issuer or in a bankruptcy, reorganisation, insolvency, receivership or other similar proceeding relating to the Issuer or its assets, whether voluntary or involuntary (each, an "Issuer Insolvency Event"), all Obligations due or to become due upon all Senior Debt shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations on or with respect to the Bonds, or for the acquisition of any of the Bonds for cash or property or otherwise. Upon any such dissolution, winding-up, liquidation, reorganisation, receivership or similar proceeding, any payment or distribution of assets of the Issuer of any kind or character, whether in cash, property or bonds, to which the Bondholders under these terms and conditions would be entitled, except for the provisions hereof, shall be paid by the Issuer or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Bondholders under these terms and conditions if received by them, directly to the holders of Senior Debt (pro rata to such holders on the basis of the respective amounts of Senior Debt held by such holders) or their respective Representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of Senior Debt remaining unpaid until all such Senior Debt has been paid in full in cash or Cash Equivalents after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of Senior Debt.
(b)
To the extent any payment of Senior Debt (whether by or on behalf of the Issuer, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

Any diminution (whether pursuant to court decree or otherwise, including without limitation for any of the reasons described in the preceding sentence) of the Issuer's obligation to make any distribution or payment pursuant to any Senior Debt, except to the extent such diminution occurs by reason of the repayment (which has not been disgorged or returned) of such Senior Debt in cash or Cash Equivalents, shall have no force or effect for purposes of the subordination provisions contained in this Section 9, with any turnover of payments as otherwise calculated pursuant to this Section 9 to be made as if no such diminution had occurred.
(c)
In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Issuer of any kind or character, whether in cash, property or Bonds, shall be received by any Bondholder when such payment or distribution is prohibited by this Section 9.3, such payment or distribution shall be held for the benefit of, and shall be paid over or delivered to, the holders of Senior Debt (pro rata to such holders on the basis of the respective amount of Senior Debt held by such holders) or their respective Representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of Senior Debt remaining unpaid until all such Senior Debt has been paid in full in cash or Cash Equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Debt.
(d)
The consolidation of the Issuer with, or the merger of the Issuer with or into, another corporation, partnership, trust or limited liability Issuer or the liquidation or dissolution of the Issuer following the conveyance or transfer of all or substantially all of its assets, to another corporation, partnership, trust or limited liability issuer as long as permitted under the terms of the Senior Debt shall not be deemed a dissolution, winding-up, liquidation or reorganisation for the purposes of this Section if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, assume the Issuer's obligations under the Bonds and the Agency Agreement.
9.4	Payments May Be Paid Prior to Dissolution

Nothing contained in this Section 9 or elsewhere in these terms and conditions shall prevent (i) the Issuer, except under the conditions described in Sections 9.2 and 9.3, from making payments at any time for the purpose of making payments of principal of and interest and any other amounts on the Bonds to the Bondholders entitled thereto unless at least two Business Days prior to the date upon which such payment would otherwise become due and payable the Issuer shall have actually received the written notice provided for in the first sentence of Section 9.2(b) (provided that, notwithstanding the foregoing, the Bondholders receiving any payments made in contravention of Section 9.2 and/or Section 9.3 (and the respective such payments) shall otherwise be subject to the provisions of Section 9.2 and Section 9.3). The Issuer shall give prompt written notice to the Fiscal Agent and the Bondholders of any dissolution, winding-up, liquidation or reorganisation of the Issuer, although any delay or failure to give any such notice shall have no effect on the subordination provisions contained herein.
9.5	Holders To Be Subrogated to Rights of Holders of Senior Debt

Subject to the payment in full in cash or Cash Equivalents of all Senior Debt, the Bondholders shall be subrogated to the rights of the holders of Senior Debt to receive payments or distributions of cash, property or bonds of the Issuer applicable to the Senior Debt until the Bonds shall be paid in full; and, for the purposes of such subrogation, no such payments or distributions to the holders of the Senior Debt by or on behalf of the Issuer, or by or on behalf of the Bondholders by virtue of this Section 9, which otherwise would have been made to the Bondholders shall, as between the Issuer and the Bondholders, be deemed to be a payment by the Issuer to or on account of the Senior Debt, it being understood that the provisions of this Section 9 are and are intended solely for the purpose of defining the relative rights of the Bondholders, on the one hand, and the holders of Senior Debt, on the other hand.

9.6	Obligations of the Issuer Unconditional

Nothing contained in this Section 9 or elsewhere in these terms and conditions is intended to or shall impair, as among the Issuer, its creditors other than the holders of Senior Debt, and the Bondholders, the obligation of the Issuer, which is absolute and unconditional, to pay to the Bondholders the principal of and any interest and other amounts on the Bonds as and when the same shall become due and payable in accordance with the terms and conditions of the Bonds, or is intended to or shall affect the relative rights of the Bondholders and creditors of the Issuer other than the holders of the Senior Debt, nor shall anything herein or therein prevent any Bondholder from exercising all remedies otherwise permitted by applicable law upon default under these terms and conditions, subject to the rights, if any, in respect of cash, property or securities of the Issuer received upon the exercise of any such remedy.
9.7	Notice to Holders

The Issuer shall give prompt written notice to the Fiscal Agent and the Bondholders of any fact known to the Issuer which would prohibit the making of any payment in respect of the Bonds pursuant to the provisions of this Section 9, although any delay or failure to give any such notice shall have no effect on the subordination provisions contained herein.
9.8	Reliance on Judicial Order or Certificate of Liquidating Agent

Upon any payment or distribution of assets of the Issuer referred to in this Section 9, the Bondholders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any insolvency, bankruptcy, receivership, dissolution, winding-up, liquidation, reorganisation or similar case or proceeding is pending, or upon a certificate of the receiver, trustee in bankruptcy, liquidating trustee, assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered or notified to Bondholders, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Debt and other Indebtedness of the Issuer, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 9.
9.9	Subordination Rights Not Impaired by Acts or Omissions of the Issuer or Holders of Senior Debt

No right of any present or future holders of any Senior Debt to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Issuer with the terms of these terms and conditions, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Debt may, at any time and from time to time, without the consent of or notice to the Bondholders, without incurring responsibility to the Bondholders and without impairing or releasing the subordination provided in this Section 9 or the obligations hereunder of the Bondholders to the holders of the Senior Debt, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Senior Debt, or otherwise amend or supplement in any manner Senior Debt, or any instrument evidencing the same or any agreement under which Senior Debt is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Debt; (iii) release any Person liable in any manner for the payment or collection of Senior Debt; and (iv) exercise or refrain from exercising any rights against the Issuer and any other Person.

	9.10	This Section 9 Not To Prevent Events of Default

The failure to make a payment on account of principal of or interest or any other amounts on the Bonds by reason of any provision of this Section 9 will not be construed as preventing the occurrence of an Event of Default or preventing the Bonds together with accrued interest becoming due and payable or preventing the Bondholders from taking any action in relation thereto, including under applicable bankruptcy or insolvency laws.
	9.11	This Section 9 Not To Prevent Conversion
Nothing in this Section shall prevent or affect the right of a Bondholder to exercise Conversion Rights or affect the obligations of the Issuer following or in relation or in respect of such exercise.
10	Subordination of Guarantee
	10.1	Guarantee Obligations Subordinated to Guarantor Senior Debt

Anything in the terms and conditions of the Bonds and the Guarantee to the contrary notwithstanding, each of the Guarantors, for itself and its successors, and each Bondholder, by his or her acceptance of Guarantee, agrees that the payment of all Obligations owing to the Bondholders in respect of its Guarantee is subordinated, to the extent and in the manner provided in this Section 10, to the prior payment in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, of all Obligations on Guarantor Senior Debt of such Guarantor (including the Obligations with respect to the Credit Agreement, whether outstanding on the Closing Date or thereafter incurred).

This Section 10 shall constitute a continuing offer to all Persons who become holders of, or continue to hold, Guarantor Senior Debt, and such provisions are made for the benefit of the holders of Guarantor Senior Debt and such holders are made obligees hereunder and any one or more of them may enforce such provisions.
	10.2	Suspension of Guarantee Obligations When Guarantor Senior Debt Is in Default
(a)
If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Guarantor Senior Debt (including, without limitation, guarantees of the foregoing items which constitute Guarantor Senior Debt), then no payment of any kind or character shall be made by or on behalf of such Guarantor or any other Person on its behalf with respect to any Obligations in respect of the Guarantee or to acquire any of the Bonds for cash or property or otherwise and until such Payment Default shall have been cured or waived or ceases to exist or such Guarantor Senior Debt shall have been discharged or paid in full in cash or Cash Equivalents.
(b)
During any Payment Blockage Period (as determined in accordance with Section 9.2(b)), including the limitations set forth therein), neither any Guarantor nor any other Person on any Guarantor's behalf shall (x) make any payment of any kind or character with respect to any Guarantee or (y) acquire any of the Bonds for cash or property or otherwise.

(c)
In the event that, notwithstanding the foregoing, any payment shall be received by any Bondholder when such payment is prohibited by the foregoing provisions of this Section 10.2, such payment shall be held for the benefit of, and shall be paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amount of Guarantor Senior Debt held by such holders) or their respective Representatives, as their respective interests may appear.
10.3	Guarantee Obligations Subordinated to Prior Payment of All Guarantor Senior Debt on Dissolution, Liquidation or Reorganisation of Such Guarantor
(a)
Upon any payment or distribution of assets of any Guarantor of any kind or character, whether in cash, property or securities, to creditors upon any total or partial liquidation, dissolution, winding up, reorganisation, assignment for the benefit of creditors or marshalling of assets of such Guarantor or in a bankruptcy, reorganisation, insolvency, receivership or other similar proceeding relating to such Guarantor or its property, whether voluntary or involuntary, (each, a "Guarantor Insolvency Event") all Obligations due or to become due upon all Guarantor Senior Debt shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Guarantor Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations relating to any Guarantee or for the acquisition of any of the Securities for cash or property or otherwise. Upon any such dissolution, winding-up, liquidation, reorganisation, receivership or similar proceeding, any payment or distribution of assets of such Guarantor of any kind or character, whether in cash, property or securities, to which the Bondholders under these terms and conditions would be entitled, except for the provisions hereof, shall be paid by such Guarantor or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Bondholders under these terms and conditions if received by them, directly to the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amounts of Guarantor Senior Debt held by such holders) or their respective Representatives, or to the trustee or trustees under any indenture pursuant to which any of such Guarantor Senior Debt may have been issued, as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash or Cash Equivalents after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of Guarantor Senior Debt.
(b)
To the extent any payment of Guarantor Senior Debt (whether by or on behalf of a Guarantor, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then, if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Guarantor Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

Any diminution (whether pursuant to court decree or otherwise, including without limitation for any of the reasons described in the preceding sentence) of any Guarantor's obligation to make any distribution or payment pursuant to any Guarantor Senior Debt, except to the extent such diminution occurs by reason of the repayment (which has not been disgorged or returned) of such Guarantor Senior Debt in cash or Cash Equivalents, shall have no force or effect for purposes of the subordination provisions contained in this Section 10, with any turnover of payments as otherwise calculated pursuant to this Section 10 to be made as if no such diminution had occurred.
(c)
In the event that, notwithstanding the foregoing, any payment or distribution of assets of any Guarantor of any kind or character, whether in cash, property or securities, shall be received by any Bondholder when such payment or distribution is prohibited by this Section 10.3, such payment or distribution shall be held for the benefit of, and shall be paid over or delivered to, the holders of Guarantor Senior Debt (pro rata to such holders on the basis of the respective amount of Guarantor Senior Debt held by such holders) or their respective Representatives, or to the trustee or trustees under any indenture pursuant to which any of such Guarantor Senior Debt may have been issued, as their respective interests may appear, for application to the payment of Guarantor Senior Debt remaining unpaid until all such Guarantor Senior Debt has been paid in full in cash or Cash Equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Guarantor Senior Debt.
(d)
The consolidation of any Guarantor with, or the merger of any Guarantor with or into, another corporation or the liquidation or dissolution of a Guarantor following the conveyance or transfer of all or substantially all of its assets, to another corporation as long as permitted under the terms of the Guarantor Senior Debt shall not be deemed a dissolution, winding-up, liquidation or reorganisation for the purposes of this Section if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, assumes the Guarantee of such Guarantor under the Bonds and the Guarantee.
10.4	Payments May Be Paid Prior to Dissolution

Nothing contained in this Section 10 or elsewhere in these terms and conditions shall prevent any Guarantor, except under the conditions described in Sections 10.2 and 10.3, from making payments at any time for the purpose of making payments on Guarantee Obligations to the Bondholders entitled thereto unless at least two Business Days prior to the date upon which such payment would otherwise become due and payable the Issuer shall have actually received the written notice provided for in the first sentence of Section 10.2(b) (provided that, notwithstanding the foregoing, the Bondholders receiving any payments made in contravention of Sections 10.2 and 10.3 (and the respective such payments) shall otherwise be subject to the provisions of Sections 10.2 and 10.3. Each Guarantor shall give prompt written notice to the Fiscal Agent and the Bondholders of any dissolution, winding-up, liquidation or reorganisation of such Guarantor, although any delay or failure to give any such notice shall have no effect on the subordination provisions contained herein.
10.5	Holders of Guarantee Obligations To Be Subrogated to Rights of Holders of Guarantor Senior Debt

Subject to the payment in full in cash or Cash Equivalents of all Guarantor Senior Debt, the Bondholders shall be subrogated to the rights of the holders of Guarantor Senior Debt of such Guarantor to receive payments or distributions of cash, property or securities of such Guarantor applicable to such Guarantor Senior Debt until all amounts owing on or in respect of the Guarantee Obligations shall be paid in full; and, for the purposes of such subrogation, no such payments or distributions to the holders of such Guarantor Senior Debt by or on behalf of such Guarantor, or by or on behalf of the Bondholders by virtue of this Section 10, which otherwise would have been made to the Bondholders shall, as between such Guarantor and the Bondholders, be deemed to be a payment by such Guarantor to or on account of such Guarantor Senior Debt, it being understood that the provisions of this Section 10 are and are intended solely for the purpose of defining the relative rights of the Bondholders, on the one hand, and the holders of Guarantor Senior Debt, on the other hand.

10.6	Guarantee Obligations of the Guarantors Unconditional

Nothing contained in this Section 10 or elsewhere in these terms and conditions or in the Guarantee is intended to or shall impair, as among the Guarantors, their creditors other than the holders of Guarantor Senior Debt, and the Bondholders, the obligation of the Guarantors, which is absolute and unconditional, to pay to the Bondholders all amounts due and payable under the Guarantee as and when the same shall become due and payable in accordance with the terms and conditions of the Bonds and the Guarantee, or is intended to or shall affect the relative rights of the Bondholders and creditors of the Guarantors other than the holders of the Guarantor Senior Debt, nor shall anything herein or therein prevent any Bondholder from exercising all remedies otherwise permitted by applicable law upon default under these terms and conditions, subject to the rights, if any, in respect of cash, property or securities of the Guarantors received upon the exercise of any such remedy.
10.7	Notice to Bondholders

Each Guarantor shall give prompt written notice to the Fiscal Agent and the Bondholders of any fact known to such Guarantor which would prohibit the making of any payment to the Holders in respect of the Guarantee pursuant to the provisions of this Section 10, although any delay or failure to give any such notice shall have no effect on the subordination provisions contained herein.
10.8	Reliance on Judicial Order or Certificate of Liquidating Agent

Upon any payment or distribution of assets of a Guarantor referred to in this Section 10, the Bondholders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any insolvency, bankruptcy, receivership, dissolution, winding-up, liquidation, reorganisation or similar case or proceeding is pending, or upon a certificate of the trustee in bankruptcy, liquidating trustee, receiver, assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered or notified to Bondholders, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Guarantor Senior Debt and other Indebtedness of such Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 10.
10.9	Subordination Rights Not Impaired by Acts or Omissions of the Guarantors or Holders of Guarantor Senior Debt

No right of any present or future holders of any Guarantor Senior Debt to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of any Guarantor or by any act or failure to act, in good faith, by any such holder, or by any non-compliance by any Guarantor with these terms and conditions, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

Without in any way limiting the generality of the foregoing paragraph, the holders of Guarantor Senior Debt may, at any time and from time to time, without the consent of or notice to the Bondholders, without incurring responsibility to the Bondholders and without impairing or releasing the subordination provided in this Section 10 or the obligations hereunder of the Bondholders to the holders of Guarantor Senior Debt, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, Guarantor Senior Debt, or otherwise amend or supplement in any manner Guarantor Senior Debt, or any instrument evidencing the same or any agreement under which Guarantor Senior Debt is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Guarantor Senior Debt; (iii) release any Person liable in any manner for the payment or collection of Guarantor Senior Debt; and (iv) exercise or refrain from exercising any rights against the Guarantors and any other Person.

	10.10	This Section 10 Not To Prevent Events of Default

The failure by any Guarantor to make a payment on account of principal or of interest or any other amount pursuant to the Guarantee by reason of any provision of this Section 10 will not be construed as preventing the occurrence of an Event of Default.
11	Modifications And Amendments
	11.1	Modifications and Amendments

The Issuer, the Fiscal Agent and the Agents may enter into an agreement or agreements supplemental to the Agency Agreement at any time, and without the consent of any Bondholder or any Person holding an interest in the Bonds through an account with a financial intermediary, for the purpose of:
(a) conveying, transferring, assigning, mortgaging or pledging to such Bondholder as security for the Bonds, any property or assets;
(b)
curing any ambiguity or correcting or supplementing any provision contained in the Agency Agreement, the terms and conditions of the Bonds or any supplemental agreement which may be defective or inconsistent with any other provision contained in the Agency Agreement, the terms and conditions of the Bonds or any supplemental agreement, material respect; or
(c) evidencing and providing for the acceptance of appointment under the Agency Agreement of a further or successor Agent with respect to the Bonds.
	11.2	Modifications and Amendments With Bondholder Consent

The Agency Agreement contains provision for convening meetings of Bondholders (including at the Issuer's request) for the purpose of considering any matter affecting their interests, including the modification of any of the provisions of the Bonds or the Guarantee. Such meeting may be convened by Bondholders holding not less than 10 per cent. in aggregate principal amount of the Bonds for the time being outstanding (as defined in the Agency Agreement). The quorum at any such meeting for passing a resolution will be one or more persons holding or representing a clear majority of the principal amount of the Bonds for the time being outstanding, or at any adjourned meeting two or more persons being or representing Bondholders whatever the principal amount of Bonds so held or represented, provided that at any meeting the business of which includes the matters listed below, the necessary quorum for passing a resolution will be one or more persons holding or representing not less than 75 per cent. or at any adjourned such meeting not less than one-third, of the principal amount of the Bonds for the time being outstanding. A resolution duly passed in accordance with the provisions of the Agency Agreement at any meeting of Bondholders will be binding on all Bondholders whether or not they are present at the meeting and whether or not they vote in favour. The Issuer, the Fiscal Agent and the Conversion Agents may enter into an agreement or agreements supplemental to the Agency Agreement for the purpose of making any amendment or modification to the Bonds or the Agency Agreement or modifying in any manner the rights of any Bondholder with the consent of the Bondholder or Bondholders representing at least a majority in aggregate principal amount of the Bonds at the time outstanding; provided, however, that no such modification, amendment or waiver may, without the consent or the affirmative vote of Bondholders representing at least 75 per cent. of the aggregate principal amount of the Bonds at the time outstanding:

		(a)	change the Maturity Date of or the Interest Payment Date for any Bond;
		(b)	reduce the principal amount of or interest on any Bond, or reduce the amount payable upon redemption of any such Bond or reduce any amount payable under the Guarantee;
		(c)	adversely affect the Conversion Rights or the provisions regarding adjustment of the Conversion Price (except as permitted under the Agency Agreement and the Bonds);
		(d)	impair any Bondholder's right to institute suit for the enforcement of any payment on or with respect to the Bonds or the Guarantee;
		(e)	change the currency of payment of principal or interest or any other amount on any Bond or any amount payable under the Guarantee;
		(f)	amend any of the provisions of Section 9 or Section 10 (or the corresponding provisions of the Guarantee;
(g)
reduce the above-stated percentage in principal amount of Bonds outstanding necessary to modify or amend the Agency Agreement or the terms and conditions of the Bonds or any of the provisions of the Guarantee;
(h)
reduce any requirement that Bondholders representing any minimum percentage in aggregate principal amount of the Bonds outstanding be present or give consent at any meeting of Bondholders at which a resolution is adopted; or
(i)
modify or affect in any manner adverse to the interest of any Bondholder the terms and conditions of the Bonds or the Guarantee regarding the due and punctual payment of the principal of, or interest or any other amounts due on, the Bonds or the Guarantee.
12	Fiscal Agent
	12.1	Agent to the Issuer

The Agents, when acting in that capacity, act solely as agents of the Issuer and do not assume any obligation towards or relationship of agency or trust for or with any Bondholder or any Person holding an interest in respect of any Bond through an account with a financial intermediary or otherwise.
	12.2	Appointment and Termination of Agents

The Issuer has initially appointed the Fiscal Agent, the Registrar, the Calculation Agent and the Conversion Agents for the Bonds as stated above. The Issuer may at any time appoint additional or other Agents and terminate the appointment of such Agents. Notice of any such termination or appointment and of any change in the office through which any Agent will act will be promptly given to each Bondholder in the manner described in Section 15.8 hereof.
	12.3	Duty to Maintain Office
As long as the Bonds are listed on the Euronext Amsterdam, the Issuer will maintain in Amsterdam an Agent with respect to the Bonds.
13	Securities Holding Structure
	13.1	Form and Custody of Bonds

The entire issue of the Bonds will be initially evidenced by a global certificate in fully registered form, which will be deposited with and registered in the name of a common depositary (or its nominee) (the "Common Depositary") for Euroclear Bank S.A./N.V., as operator of the Euroclear System (the "Euroclear") and Clearstream Banking, société anonyme ("Clearstream" and together with Euroclear, the "Central Securities Depositories").

13.2	Multi-Tiered Holding System
As long as the certificate evidencing the Bonds is on deposit with the Central Securities Depositories or any of their respective successors, then:
(a)
any Person wishing to acquire, hold or transfer an interest in respect of the Bonds must do so through an account with a Central Securities Depository or any of their respective successors or another securities intermediary holding an equivalent interest in respect of the Bonds directly or indirectly through a Central Securities Depository or any of its successors;
	(b)	there will be one or more securities intermediaries standing between each such accountholder and the underlying Bonds;
(c)
the Issuer and the Fiscal Agent will have the right to treat the Central Securities Depositories or their respective successors or agents as the holders or Persons exclusively entitled to receive interest and other payments or property in respect of or in exchange for the Bonds, including the Conversion Securities, and otherwise to exercise all the rights and powers with respect to any Bond;
(d)
the obligation of the Issuer to make payments of interest and principal and other amounts with respect to any Bond shall be discharged at the time payment in the appropriate amount is made in accordance with the Agency Agreement to a Central Securities Depository or its successor or agent;
(e)
the obligation of the Issuer to deliver Conversion Securities upon the exercise by any Bondholder of any Conversion Rights shall be discharged at the time the Conversion Securities are delivered to a Central Securities Depository or its successor or agent in accordance with Section 5.3; and
(f)
any Person that acquires, holds or transfers interests in respect of any Bond through accounts with a Central Securities Depository or with any other financial intermediary will be subject to the laws and contractual provisions governing such Person's relationship with its financial intermediary, as well as the laws and contractual provisions governing the relationship between its financial intermediary and each other financial intermediary, if any, standing between itself and the global certificate evidencing the Bonds and, in the case of a certificate in registered form, the Bonds Register to determine (A) the legal nature of its interest in respect of any Bond and whether such interest is protected against the insolvency of its financial intermediary or any financial intermediary standing between such investor and the underlying Bonds and, in the case of a certificate in registered form, the Bonds Register, (B) whether a Central Securities Depository or its successor, and each other securities intermediary, if any, standing between such Person and the underlying Bonds and, in the case of a certificate in registered form, the Bonds Register, is required to enforce the payment and other terms of the Bonds against the Issuer or to put its accountholders in a position to do so directly and (C) whether such Person's financial intermediary and each financial intermediary, if any, standing between such Person and the underlying Bonds and, in the case of a certificate in registered form, the Bonds Register, is required to pass on to such Person the benefits of ownership of any Bonds.
13.3	Right to Obtain Individual Certificates in Exchange for the Global Certificate

Except as described in this Section 13.3, the global certificate evidencing the Terms and Conditions and deposited in a Central Securities Depository or any of its successors will not be exchangeable for individual certificates each evidencing a single Bond or less than the entire issue of the Bonds. Subject to the foregoing sentence, if (A) a Central Securities Depository or its successor notifies the Issuer that it is unwilling or unable to continue as depository and a successor depository is not appointed within 14 days, (B) an Event of Default shall have occurred and the maturity of the Bonds shall have been accelerated in accordance with the terms of the Bonds or (C) the Issuer shall have decided in its sole discretion that the Bonds should no longer be evidenced solely by a global certificate, then upon having prepared a deed or deeds with a fixed date, governed by Dutch law, between the relevant Bondholder, the relevant Central Securities Depository and the relevant accountholders of such Central Securities Depository with an interest in such Bonds:

(a)
the Issuer will promptly and in any event not later than 10 Business Days thereafter cause individual certificates each evidencing a single Bond or such other number of Bonds as specified by the Central Securities Depositories or their respective successors to be duly executed, authenticated and delivered to the Central Securities Depositories or their respective successors and, in the case of individual certificates in registered form, registered in the name of the relevant Central Securities Depository or its nominee, against surrender by the Central Securities Depositories or their respective successors;
(b)
notwithstanding any other provision of the terms and conditions or the Agency Agreement, the individual certificates so delivered to the Central Securities Depositories or their respective successors may be delivered by them to their respective accountholders in such amounts as shall correspond to the amount of Bonds credited to the accounts of such accountholders on the records of the Central Securities Depositories or their respective successors at the time of such delivery and, in the case of individual certificates in registered form, the Issuer will register the Bonds evidenced by such individual certificates in such names and amounts as the Central Securities Depositories or their respective successors shall specify to the Issuer or the Fiscal Agent, which specification shall serve as notification of transfer (mededeling); and
(c)
if for any reason individual certificates are not issued, authenticated and delivered to the Central Securities Depositories or their respective successors in accordance with Sections (i) and (ii) of this Section 13.3(c), then:
(i)
each Central Securities Depository or its respective successors may provide to each of its accountholders a statement of each accountholder's interest in the Bonds evidenced by the global certificate held by such Central Securities Depository or its successor, together with a copy of the global certificate; and
(ii)
notwithstanding any other provision of the terms and conditions or of the Agency Agreement, each such accountholder or its successors and assigns (x) shall have a claim, directly against the Issuer, for the payment of any amount due or to become due in respect of such accountholder's interest in the Bonds evidenced by the global certificate, and shall be empowered to bring any claim, to the extent of such accountholder's interest in the Bonds evidenced by the global certificate and to the exclusion of such Central Securities Depository or its successor, that as a matter of law could be brought by the holder of the global certificate and the Person in whose name the Bonds are registered and (y) may, without the consent and to the exclusion of such Central Securities Depository or its successor, file any claim, take any action or institute any proceeding, directly against the Issuer, to compel the payment of such amount or enforce any such rights, as fully as though the interest of such accountholder in the Bonds evidenced by the global certificate were evidenced by an individual certificate in such accountholder's actual possession and as if an amount of Bonds equal to such accountholder's stated interest were registered in such accountholder's name and without the need to produce the global certificate in its original form. This Section 13.3(c) (ii) constitutes an unconditional and irrevocable, third party stipulation (derdenbeding, as used in Article 6:253 of The Netherlands Civil Code).

For purposes of this Section 13.3, the account records of a Central Securities Depository or its successor will, in the absence of manifest error, be conclusive evidence of the identity of each accountholder that has any interest in the Bonds evidenced by the global certificate held by such Central Securities Depository or its successor and the amount of such interest. Individual certificates will be issued in denominations of EUR 1,000 or integral multiples of that amount and, when delivered against surrender of the global certificate shall be issued in registered form without coupons.
	13.4	Direct Holding System
Subject to Section 13.2, if the global certificate is exchanged for individual certificates each evidencing a single Bond or less than the entire issue of Bonds, then:
(i)
the Issuer and the Fiscal Agent will have the right to treat each Bondholder as the holder and Person exclusively entitled to receive interest and other payments or property in respect of or in exchange for the Bonds, including the Conversion Securities, and otherwise to exercise all the rights and powers with respect to any Bond;
(ii)
the obligation of the Issuer to make payments of interest and principal and other amounts with respect to the Bonds shall be discharged at the time payment in the appropriate amount is made in accordance with the Agency Agreement to each Bondholder; and
(iii)
the obligation of the Issuer to deliver Conversion Securities upon the exercise by any Bondholder of any Conversion Rights shall be discharged at the time the Conversion Securities are delivered to such Bondholder in accordance with Section 5.3.
	13.5	Lost, Stolen or Mutilated Certificates

In case any certificate evidencing one or more Bonds shall become mutilated, defaced or apparently destroyed, lost or stolen, the Issuer may execute, and, upon the request of the Issuer, the Registrar shall authenticate and deliver, a new certificate evidencing such Bonds, bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated or defaced certificate evidencing such Bonds or in lieu of and in substitution for the apparently destroyed, lost or stolen certificate evidencing such Bonds. In every case the applicant for a substitute certificate evidencing such Bonds shall furnish to the Issuer and to the Registrar such security or indemnity as may be required by them to indemnify and defend and to save each of them and any agent of the Issuer or the Registrar harmless and, in every case of destruction, loss or theft, evidence to their satisfaction of the apparent destruction, loss or theft of such certificate evidencing such Bonds and of the ownership thereof. Upon the issuance of any substitute certificate evidencing such Bonds, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Registrar) connected therewith together with such indemnity or security as is reasonably required by the Issuer and the Registrar.
14	Definitions
As used herein, the following capitalised terms have the meanings set forth below:

"Affiliates" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

"Agency Agreement" has the meaning set forth in Section 1.1.
"Agent" has the meaning set forth in Section 1.1.

"Bankruptcy Law" means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors and shall for the avoidance of doubt include the Dutch Bankruptcy Act ("Faillissementswet").
"Bondholder" means any Person who is registered as the owner of such Bonds on the Bonds Register.
"Bonds" has the meaning set forth in Section 1.1.
"Bonds Register" means the register of the Bonds maintained by the Registrar to register ownership of the Bonds.

"Business Day" means a calendar day other than a Saturday or a Sunday which in London and Amsterdam is neither a legal holiday nor a calendar day on which banking institutions are authorised by law or regulation to close and on which the TARGET system is open and, in the case of surrender of a certificate representing a Bond, in the place where such certificate is surrendered.
"Calculation Agent" has the meaning set forth in Section 1.1.

"Capitalised Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for the purposes of this definition, the amount of such obligations at any date shall be the capitalised amount of such obligations at such date, determined in accordance with GAAP.
"Capital Stock" means:
(1)
with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and
(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

"Cash Dividend" means an amount of cash per share equal to the amount of any cash dividend or distribution paid or payable on a Conversion Security (including a dividend permitting but not requiring the holder of such Conversion Security to elect to receive such dividend in additional Conversion Securities) prior to the deduction of any withholding tax.
"Cash Equivalents" means:
(1)
US dollars, any Alternate Currency (as defined in the Credit Agreement) and, in the case of the Issuer and any of its Foreign Subsidiaries (as defined in the Credit Agreement), such local currencies held by them from time to time in the ordinary course of their businesses;
(2)
securities issued or directly fully guaranteed or insured by the governments of the United States, The Netherlands, Great Britain, France, Switzerland or Germany or any agency or instrumentality thereof (provided that the full faith and credit of the respective such government is pledged in support thereof) having maturities of not more than six months from the date of acquisition;
(3)
certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank or commercial bank or a foreign country recognised by the United States, in each case having capital and surplus in excess of US$500,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or similar equivalent thereof) or higher by at least one nationally recognised statistical rating organisation (as defined under Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(4)
repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above; and
(5)
commercial paper having one of the two highest ratings obtainable from S&P or Moody's and in each case maturing within six months after the date of acquisition. Furthermore, with respect to Foreign Subsidiaries of the Issuer which are not organised in one or more Qualified Jurisdictions (as defined in the Credit Agreement), Cash Equivalents shall include bank deposits (and investments pursuant to operating account agreements) maintained with various local banks in the ordinary course of business consistent with past practice of the Issuer's Foreign Subsidiaries.
"Closing Date" means 18 December 2003.

"Closing Price" means, (i) with respect to the Conversion Securities, for any Conversion Business Day, the market price per such Conversion Security quoted at the close of business on the Euronext Amsterdam on such day or (ii) with respect to any right, warrant or other security, for any Business Day, the market price per right, warrant or other security quoted at the close of business on the principal exchange on which such right, warrant or other security is traded on such day.
"Combined Consideration" means New Securities in combination with Other Consideration.

"Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Closing Date or issued after the Closing Date, and includes, without limitation, all series and classes of such common stock.

"Conversion Business Day" means any calendar day other than a Saturday or Sunday that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Euronext Amsterdam other than a calendar day on which trading is scheduled to close prior to the regular weekday closing time.
"Conversion Notice" has the meaning set forth in Section 5.2.
"Conversion Period" has the meaning set forth in Section 5.6.
"Conversion Price" has the meaning set forth in Section 5.1.
"Conversion Rights" has the meaning set forth in Section 5.1.

"Conversion Securities" means the registered common shares of the Issuer and/or as the context may require any Spin-off Securities, Reclassified Securities or equity securities to be delivered on exercise of Conversion Rights pursuant to Sections 5.4(a)(x), 5.4(c) or 7.1.

"Credit Agreement" means the Credit Agreement dated as of 26 October 1999, between the Issuer, Buhrmann US Inc., the lenders party thereto in their capacities as lenders thereunder and Bankers Trust Company, as administrative agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Issuer as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders, and shall mean and include any agreement or indenture relating to any Indebtedness directly or indirectly financing or refinancing all or any part of the Indebtedness incurred under or pursuant to the Credit Agreement or any such agreement or indenture.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.
"Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.
"Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.
"Delivery Date" has the meaning set forth in Section 5.3.

"Designated Senior Debt" means (1) Indebtedness under or in respect of the Credit Agreement and (2) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least US$25.0 million (or its equivalent in other currencies) and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt".

"Disqualified Equity Interests" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Senior Subordinated Notes Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Senior Subordinated Notes Change of Control) on or prior to the date which is 91 days after the maturity date of the Senior Subordinated Notes.

"Equity Interests" means, with respect to any Person, the Capital Stock of such Person, any warrants, options or other options to purchase or acquire such Capital Stock and any securities convertible into or exchangeable for such Capital Stock.
"equity securities" means issued share capital except that which does not carry any right to participate beyond a specified amount in a distribution of dividends or assets.

"EURIBOR" means the rate per annum for deposits in euro for a period of three months for an amount approximately equal to the amount of the Issuer's defaulted payment obligation at approximately 11:00 a.m. (London time) two Business Days before the date of such default which appears on the Telerate Page 248 (or such other Telerate Page as may in the future contain the per annum rate for three-month EURIBOR). If Telerate ceases or fails to publish such a rate, the Calculation Agent shall in good faith designate another internationally reputable source publishing such rate.
"Euronext Amsterdam" means Euronext Amsterdam N.V. (or any successor thereof).
"Event of Default" has the meaning set forth in Section 8.
"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

"fair market value" means, with respect to any property, the fair market value of that property as determined in good faith by the Calculation Agent in consultation with two investment banks of international repute selected by the Issuer; provided, that (i) the fair market value of a Cash Dividend per Conversion Security shall be the amount of the Cash Dividend per Conversion Security; and (ii) where rights, warrants or other securities are publicly traded in a market of adequate liquidity (as determined in good faith by the Calculation Agent in consultation with two investment banks of international repute selected by the Issuer), the fair market value of such rights, warrants or other securities shall equal the arithmetic mean of the daily Closing Prices of such rights, warrants or other securities during the eight Business Day period commencing on the first Business Day such rights, warrants or other securities are publicly traded, or such shorter period as such rights, warrants or other securities are publicly traded.
"Fiscal Agent" has the meaning set forth in Section 1.1.

"Fractional Conversion Securities" means an amount of Conversion Securities less than one such security.
"GAAP" means generally accepted accounting principles in the Kingdom of The Netherlands, as consistently applied by the Issuer for all applicable periods, which are in effect as of the Closing Date.

"Guarantee" means the guarantee dated 18 December 2003 entered into by the initial Guarantors and any further Guarantee as shall be entered into from time to time which contain the guarantee by the Guarantors pursuant to the provisions of these terms and conditions of the Issuer's obligations under the Bonds.

"Guarantor Senior Debt" means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of a Guarantor, whether outstanding on the Closing Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, "Guarantor Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:
(x)
all monetary obligations (including guarantees thereof) of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);
(y)	all Interest Swap Obligations (and guarantees thereof); and
(z)	all obligations (and guarantees thereof) under Currency Agreements;

in each case whether outstanding on the Closing Date or thereafter incurred. Without limiting the foregoing, "Guarantor Senior Debt" shall include any of the foregoing under any guarantee of the Credit Agreement that is not found enforceable under the laws of Germany.
Notwithstanding the foregoing, "Guarantor Senior Debt" shall not include:
(1)	any Indebtedness of such Guarantor to the Issuer or any of its Subsidiaries;
(2)	Indebtedness to, or guaranteed on behalf of, any director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation);
(3)	obligations to trade creditors and other amounts incurred (but not under the Credit Agreement) in connection with obtaining goods, materials or services;
(4)	Indebtedness represented by Disqualified Equity Interests;
(5)	any liability for taxes owed or owing by such Guarantor;
(6)
that portion of any Indebtedness incurred in violation of Section 4.10 of the Credit Agreement (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an Officers' Certificate of Buhrmann US Inc. to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7)	Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor;
(8)	any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor; and
(9)	any Indebtedness in respect of the Senior Subordinated Notes.

"Guarantors" means the parties to the Guarantee from time to time (which initially are Buhrmann Office Products Nederland B.V., Tetterode-Nederland B.V., Veenman B.V., Buhrmann Financieringen B.V., Buhrmann International B.V., Buhrmann II B.V., Buhrmann Nederland B.V., Buhrmann Fined B.V., Buhrmann Nederland Holding B.V., Buhrmann Office Products Austria B.V., Buhrmann Stafdiensten B.V., Corporate Express Europe B.V., Corporate Express Holding B.V., Desk B.V., KNP Nederland B.V., KNP Nederland (Holding) B.V., Papiermaatschappij Amsterdam-West B.V., Buhrmann Europcenter N.V., Buhrmann Paper UK Ltd., Buhrmann UK Ltd., Copygraphic Limited, Corporate Express Ltd., Corporate Express (Holdings) Ltd., Corporate Express (UK), Ramchester International Furnishings, Buhrmann Beteiligungen Deutschland GmbH, Buhrmann Holding GmbH & Co KG, Buhrmann Holding Verwaltungs GmbH, Corporate Express Deutschland GmbH, Corporate Express Deutschland GmbH & Co Vertriebs KG, Corporate Express Verwaltungs GmbH, BT OP USA Corp., BTOPI Holding (US), Buhrmann Swaps, Inc., Corporate Express, Inc., ASAP Software Express, Inc., License Technologies Group, Inc., Corporate Express Promotional Marketing, Inc., Corporate Express Document & Print Management, Inc., Moore Labels, Inc., Corporate Express Philadelphia Real Estate, Inc., Corporate Express Real Estate, Inc., Corporate Express Office Products, Inc. and Corporate Express of Texas, Inc.) and shall include any other entity becoming a Guarantor pursuant to Section 7.4 but shall exclude any entity which ceases to be a Guarantor pursuant to Section 7.4.
"Indebtedness" means, with respect to any Person, without duplication:
(1)	all indebtedness of such Person for borrowed money;
(2)	all indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments;
(3)	all Capitalised Lease Obligations of such Person;
(4)
all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);
(5)	all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;
(6)	guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below, other than Standard Securitisation Undertakings;
(7)
all obligations of any other Person of the type referred to in clauses (1) through (6) that are secured by any Lien on any asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such asset or the amount of the Obligation so secured;
(8)	all obligations under Currency Agreements, interest swap agreements and other hedging arrangements (including the SAPPI Hedging Arrangements) of such Person; and
(9)
all Disqualified Equity Interests issued by such Person with the amount of Indebtedness represented by such Disqualified Equity Interests being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Equity Interests which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Equity Interests, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Equity Interests.

"Indenture" means the Indenture dated as of 29 October 1999 in respect of up to US$500,000,000 12 1/4% Senior Subordinated Notes due 2009, as amended or supplemented from time to time in accordance with the terms thereof.
"Interest Payment Date" has the meaning set forth in Section 3.2.
"Interest Period" has the meaning set forth in Section 3.2.

"Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.
"Judgment Currency" has the meaning set forth in Section 15.3.

"Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest), but not including any interests in accounts receivable and related assets conveyed by the Issuer or any of its Subsidiaries in connection with a Qualified Securitisation Transaction.

"Market Disruption Event" means, for any Conversion Business Day, any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) (i) in the Conversion Securities on the Euronext Amsterdam occurring or existing during the one-half hour period immediately prior to the close of business of the Euronext Amsterdam or (ii) in any options contracts or futures contracts relating to the Conversion Securities on the Euronext Amsterdam or other exchange if, in any such case, such suspension or limitation is, in the good faith determination of the Calculation Agent, material.
"Maturity Date" has the meaning set forth in Section 1.1.
"Moody's" shall mean Moody's Investors Service, Inc.

"Merger Date" means, in respect of any Merger Event, the date on which all holders of the Conversion Securities (other than, in the case of a takeover offer, any Conversion Securities owned or controlled by the offeror) have agreed or irrevocably become obligated to transfer their Conversion Securities.

"Merger Event" means any (i) consolidation, amalgamation or merger of the Issuer with or into another entity (other than a consolidation, amalgamation or merger where the Issuer is the continuing entity) or (ii) a statutory split up (other than a Spin-off Event).
"New Securities" means equity securities (whether of the Issuer or a third party) which are publicly traded on a recognised exchange.
"Notification Date" has the meaning set forth in Section 5.2.

"Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness, and all guarantees of any of the foregoing.
"Other Consideration" means cash, securities (other than New Securities) or other property (whether of the Issuer or a third party).

"Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organisation, including a government or political subdivision or an agency or instrumentality thereof.

"Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.
"Qualified Equity Interests" means any Equity Interests other than (1) any Disqualified Equity Interests and (2) any debt securities convertible into or exchangeable for Capital Stock.
"Qualified Securitisation Transactions" has the meaning given to it in the Indenture.
"Record Date" has the meaning set forth in Section 3.2(d).
"Redemption Date" means, with respect to any call for redemption of the Bonds by the Issuer, the date set for such redemption in the Redemption Notice provided for such redemption.
"Redemption Notice" means, with respect to any call for redemption, the notice given by the Issuer pursuant to Section 4.
"Redemption Price" has the meaning set forth in Section 3.1.

"Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary. Unless otherwise indicated, references to Restricted Subsidiaries shall be to Restricted Subsidiaries of the Issuer, including Buhrmann US Inc.
"S&P" means Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc.

"SAPPI Hedging Arrangements" shall mean any hedging arrangements existing on the Closing Date or entered from time to time thereafter by the Issuer and one or more of its Restricted Subsidiaries, in each case on an unsecured basis, which are entered into to protect against fluctuations in the value of the SAPPI Shares then held by the Issuer and its Restricted Subsidiaries and which are non-speculative in nature.

"SAPPI Shares" shall mean the shares of SAPPI Limited, a company incorporated under the laws of the Republic of South Africa, whose registered office is at 48 Ameshoff Street, Braamfontein, Johannesburg 2001, Republic of South Africa, owned by Buhrmann International B.V. on the Closing Date less any such shares disposed of subsequent to the Closing Date.
"Securities Act" means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

"Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Issuer, whether outstanding on the Closing Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to Bonds. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:
(1)
all monetary obligations of every nature of the Issuer under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

(2)	all Interest Swap Obligations (and guarantees thereof); and
(3)	all obligations (and guarantees thereof) under Currency Agreements;
in each case whether outstanding on the Closing Date or thereafter incurred.
Notwithstanding the foregoing, "Senior Debt" shall not include:
(1)	any Indebtedness of the Issuer to any of its Subsidiaries;
(2)	Indebtedness to, or guaranteed on behalf of, any director, officer or employee of Parent or any of its Subsidiaries (including, without limitation, amounts owed for compensation);
(3)	obligations to trade creditors and other amounts incurred (but not under the Credit Agreement) in connection with obtaining goods, materials or services;
(4)	Indebtedness represented by Disqualified Equity Interests;
(5)	any liability for taxes owed or owing by the Issuer;
(6)
that portion of any Indebtedness incurred in violation of Section 4.10 of the Indenture (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers' certificate of the Issuer to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);
(7)	Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Issuer;
(8)	any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Issuer; and
(9)	any Indebtedness in respect of the Senior Subordinated Notes.
"Senior Subordinated Notes" means the 12 1/4% Senior Subordinated Notes due 2009 issued by Buhrmann US Inc.
"Senior Subordinated Notes Change of Control" means the occurrence of one or more of the following events (whether or not otherwise in compliance with the provisions of the Indenture):
(1)
any transaction (including any merger or consolidation) shall be consummated after which any Person or Group, together with any Affiliates thereof, shall become the owner, directly or indirectly, beneficially or of record, of Equity Interests representing 50% or more of the aggregate ordinary voting power of the Equity Interests of the Issuer; provided that (x) such ownership by Stichting B solely by reason of the issuance of the Issuer's Preference Shares B pursuant to Section 4.10(b)(11) of the Indenture shall not result in a Senior Subordinated Notes Change of Control under this clause (1) so long as Stichting B Continuing Directors shall not cease to constitute a majority of the executive committee of Stichting B and (y) ownership of record of the Issuer's Preference Shares A by Stichting shall not result in a Senior Subordinated Notes Change of Control under this clause (1) so long as the Stichting A Continuing Directors shall not cease to constitute a majority of the executive committee of Stichting A;
(2)	the Issuer shall cease to own, directly or indirectly, beneficially and of record, 100% of the Equity Interests of Buhrmann US Inc;
(3)	the approval by the holders of Equity Interests of the Issuer of any plan or proposal for the liquidation or dissolution of the Issuer; or
(4)	Continuing Directors cease to constitute a majority of the Board of Directors of the Issuer.

"Settlement Disruption Event" means an event beyond the control of the Issuer as a result of which any Central Securities Depository or any of their respective successors or any other central securities depository cannot settle the book-entry transfer of the Conversion Securities on such date.

"Significant Subsidiary", means (a) any Restricted Subsidiary of the Issuer that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act or (b) for so long as any of the Senior Subordinated Notes remains outstanding, any one or more Restricted Subsidiaries of the Issuer that (1) are not otherwise Significant Subsidiaries, (2) as to which any event described in Section 6.01(a)(5), (6) or (7) of the Indenture has occurred and is continuing and (3) would together constitute a Significant Subsidiary under clause (a) of this definition.

"Standard Securitisation Undertakings" means representations, warranties, covenants and indemnities entered into by Buhrmann US Inc. or any Guarantor which are reasonably customary in an accounts receivable securitisation transaction.
"Stichting A" means Stichting Administratiekantoor Preferente Aandelen Buhrmann N.V. and its successors.

"Stichting A Continuing Director" means a member of the executive committee of Stichting A on the issue date of the Senior Subordinated Notes or who became a member of such executive committee subsequent to the Issue Date and who was appointed by a majority of the Stichting A Continuing Directors then on the executive committee of Stichting A.
"Stichting B" means Stichting Preferente Aandelen Buhrmann N.V. and its successors.

"Stichting B Continuing Director" means a member of the executive committee of Stichting B on the issue date of the Senior Subordinated Notes or who became a member of such executive committee subsequent to the Issue Date and who was appointed by a majority of the Stichting B Continuing Directors then on the executive committee of Stichting B.

"Subordinated Indebtedness" means, with respect to any Person, any Indebtedness (including any liability, whether actual or contingent, under any guarantee or indemnity or otherwise) which, in the event of any distribution of assets in connection with any total or partial liquidation, dissolution, winding-up, reorganisation, assignment for the benefit of creditors or marshalling of assets and liabilities of such Guarantor or in a bankruptcy, reorganisation, insolvency, receivership or other similar proceeding relating to such Guarantor or its assets, whether voluntary or involuntary, suspension of payments or composition or arrangements with creditors of such Person, is subordinated in right of payment at least to, or the repayment of or payment in respect of which is conditional upon, the complete payment of the claims of all unsubordinated creditors of such Person, and shall include any Indebtedness in respect of the Senior Subordinated Notes.

"Subsidiary" means any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors are at the time directly or indirectly owned.
"TARGET" means the Trans-European Automated Real-Time Gross Settlement Express Transfer System.

"Taxing Jurisdiction" means, in respect of any entity, the jurisdiction in which it is resident for tax purposes generally or any political subdivision or territory or possession or taxing authority thereof or therein.
"Unrestricted Subsidiary" of any Person means:
(1)
any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and
(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary but excluding Buhrmann US Inc.) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any assets of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided that:

	(1)	for so long as any of the Senior Subordinated Notes remains outstanding, such designation complies with Section 4.11 of the Indenture; and
(2)
each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries, and any such designation for the purpose of this definition being made by the Issuer giving notice to Bondholders in accordance with Section 15.8. As at the Closing Date, no Subsidiary of the Issuer has been designated an Unrestricted Subsidiary.
"Valid Date" means any Conversion Business Day on which there is no Market Disruption Event.
15	Miscellaneous
	15.1	Authentication

The Bonds evidenced by this certificate shall not become valid or obligatory until the certificate of authentication hereon shall have been duly signed by the Registrar acting under the Agency Agreement.
	15.2	Repayment of Funds

All monies paid by the Issuer to the Fiscal Agent or Conversion Agent for payment of principal or interest on any Bond which remain unclaimed at the end of two years after such payment has been made will be repaid to the Issuer and all liability of such Agent with respect thereto will cease, and, to the extent permitted by law, the Bondholders shall thereafter look only to the Issuer for payment as a general unsecured subordinated creditor thereof.
	15.3	Prescription
Claims for payment on the Bonds which are not exercised within five years from the due date of the relevant payment will lapse and revert to the Issuer.
	15.4	Indemnification of Judgment Currency

The Issuer will indemnify each Bondholder against loss incurred by such Bondholder as a result of any judgment or order being given or made for any amount due under the Bonds and such judgment or order being expressed and paid in a currency other than euro (the "Judgment Currency") and as a result of any variation as between (i) the rate of exchange at which euro is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the spot rate of exchange in euro at which the Bondholder on the date of payment of such judgment or order is able to purchase euro with the amount of the Judgment Currency actually received by the Bondholder.
	15.5	Descriptive Headings
The descriptive headings appearing in these terms and conditions are for convenience of reference only and shall not alter, limit or define the provisions hereof.
	15.6	Bound by this Certificate and Agency Agreement

Each Bondholder and any Person holding an interest in respect of any Bond evidenced by this certificate through an account with a financial intermediary will be bound by, and be deemed to have notice of, all the provisions of this certificate and the Agency Agreement. Copies of the Agency Agreement will be available without charge during normal office hours at the offices of the Fiscal Agent.

15.7	Compliance with Stock Exchange Rules

The Issuer undertakes to comply with the provisions of Article 2.1.20(a) to (g) (inclusive) of Schedule B of the Listing and Issuing Rules (Fondsenreglement) of the Euronext Amsterdam as amended from time to time.
15.8	Notices
	(i)	Notice to the Issuer
Any notice or demand by a Bondholder or the Agents to or on the Issuer may be given or served by being deposited in the mail, first class postage prepaid, and addressed to:
Buhrmann NV Hoorgoorddreef 62 1101 BE Amsterdam ZO The Netherlands
Attention: Group Treasurer
or such other address as the Issuer may provide to the Bondholders and the Agents in writing.
	(ii)	Notice to Guarantors
Any notice or demand by a Bondholder or the Agents to or on the Guarantors may be given or served by being deposited in the mail, first class postage prepaid and addressed to:
Buhrmann NV Hoorgoorddreef 62 1101 BE Amsterdam ZO The Netherlands
Attention: Group Treasurer
or such other address as the Issuer on behalf of the Guarantors may provide to the Bondholders and the Agents in writing.
	(iii)	Notice to Agents
Any notice or demand by a Bondholder, the Issuer or the Guarantors to or on the Agents may be given or served by being deposited in the mail, first class postage prepaid, and addressed to:
The Fiscal Agent and Conversion Agent:
Deutsche Bank AG Winchester House 1 Great Winchester Street London EC2N 2DB
Attention: Corporate Trust and Agency Services
The Registrar:
Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer L-1115 Luxembourg
Attention: Coupon Paying Department

The Calculation Agent:
Deutsche Bank AG Winchester House 1 Great Winchester Street London EC2N 2DB
Attention: Corporate Trust and Agency Services
or such other address as the Agents may provide to a Bondholder, the Issuer or the Guarantors in writing. Notices will take effect when delivered.
(iv)	Notice to Bondholders

Where these Bonds or the Agency Agreement requires any notice to be given to a Bondholder, such notice shall be sufficiently given if such notice is (A) (x) in the case of Bonds evidenced by the global certificate on deposit with a Central Securities Depository, such notice is delivered in writing to such Central Securities Depository and (y) in the case of Bonds evidenced by individual certificates in registered form, such notice is sent by being deposited in the mail, first class postage prepaid, and addressed to each person in whose name the Bonds are registered at the address in the Bonds Register, and (B) published in at least one country-wide circulated daily newspaper published in The Netherlands for so long as the Bonds are listed on the Euronext Amsterdam and the rules of such exchange so require, in the Daily Official List, while taking into account all other requirements as set forth in Section 46 of the Listing and Issuing Rules (Fondsenreglement) of the Euronext Amsterdam's stock market.
(v)	Governing Law
The Bonds and the Agency Agreement shall be governed by, and construed in accordance with, the law of The Netherlands.
(vi)	Submission to Jurisdiction

Each of the Issuer and the Guarantors (i) agrees that any action arising out of or based upon the Bonds may be instituted in the competent court in Amsterdam, The Netherlands, (ii) for the benefit of each Bondholder, irrevocably submits to the jurisdiction of any such court in any such action and (iii) waives to the fullest extent permitted by law any objection which it may have to the determination of the venue of any such action brought in such court and any claim that any such action brought in such court has been brought in an inconvenient forum.
(vii)	Appointment of Process Agent

Each of the Guarantors which are not incorporated in The Netherlands appoints the Issuer at its registered office for the time being (being on the Closing Date at Hoogoorddreef 62, 1101 BE, Amsterdam ZO, The Netherlands) as its agent for service of process, and undertakes that, in the event of the Issuer ceasing so to act or ceasing to be registered in The Netherlands, it will appoint such other person as its agent for service of process in The Netherlands in respect of any claim or action brought against it. Nothing herein shall affect the right to serve proceedings in any other manner permitted by law.
The Bonds have been accepted for clearance through Euroclear and Clearstream under common code number 018088134 and have been assigned Identification Number ("ISIN") XS0180881343.

CLEARANCE AND SETTLEMENT OF THE BONDS

            Custodial and depositary links have been established among Euroclear and Clearstream, Luxembourg to facilitate the initial issue of the Bonds and market transfers of the Bonds associated with secondary market trading.

Registration and Form

        Except in certain limited circumstances, the Bonds will not be issued in certificated form registrable in the names of individual beneficial owners of the Bonds. Beneficial ownership in the Bonds can only be held in the form of book-entry interests through financial institutions as direct or indirect participants in Euroclear or Clearstream, Luxembourg.

            Book-entry interests in the Bonds will be represented by the Global Certificate registered in the name of Deutsche Bank AG (or its nominee) and held by the Common Depositary. As necessary, the Registrar will adjust the amounts of Bonds on the register maintained for such purpose for the accounts of the Central Securities Depositories to reflect the amounts of Bonds held through Euroclear and Clearstream, Luxembourg, respectively. Beneficial ownership in Bonds will be held through financial institutions as direct and indirect participants in Euroclear and Clearstream, Luxembourg.

            The aggregate holdings of book-entry interests in the Bonds in Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Bonds, will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the Bonds. The Fiscal Agent will be responsible for ensuring that payments received by it from the Company for holders of interests in the Bonds are credited to Euroclear or Clearstream, Luxembourg, as the case may be.

            The Company will not impose any fees in respect of the Bonds; however, holders of beneficial interests in the Bonds may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear and/or Clearstream, Luxembourg.

            If there is an Event of Default under the Bonds, the Company is required to exchange the Bonds represented by the Global Certificate for Bonds in certificated form and, upon receipt of such certificates, Euroclear and Clearstream, Luxembourg will distribute such certificates to their participants.

The Clearing Systems

Euroclear and Clearstream, Luxembourg

            Euroclear and Clearstream, Luxembourg each hold securities for participating organisations and facilitate the clearance and settlement of securities transactions by electronic book-entry changes in accounts of such participants between their respective account holders. Euroclear and Clearstream, Luxembourg provide to their respective participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

            Euroclear and Clearstream, Luxembourg participants are financial institutions throughout the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

            Distributions of principal and interest with respect to book-entry interests in the Bonds through Euroclear or Clearstream, Luxembourg will be credited, to the extent received by the Fiscal Agent, to the cash accounts of Euroclear or Clearstream, Luxembourg participants in accordance with the relevant system's rules and procedures.

Global Clearance and Settlement

Initial Settlement

            On original issue the Bonds will be represented by the Global Certificate and delivered to the Common Depositary on behalf of Euroclear and Clearstream, Luxembourg. Initial investors electing to hold book-entry interests in the Bonds through Euroclear or Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Book-entry interests in the Bonds will be credited to Euroclear and Clearstream, Luxembourg participant securities clearance accounts on the Business Day following the Closing Date against payment.

Secondary Market Trading

Trading between Euroclear and Clearstream, Luxembourg Participants

            Secondary market sales of book-entry interests in the Bonds held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Bonds through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds.

Settlement Upon Conversion

            Conversions of Bonds held through Euroclear or Clearstream, Luxembourg will be processed through Euroclear and Clearstream, Luxembourg, respectively.

SHARE PRICE HISTORY OF ORDINARY SHARES OF THE COMPANY

            The Ordinary Shares are listed and traded on the Official Segment of the stock market of Euronext Amsterdam N.V.

            Euronext Amsterdam publishes a Daily Official List ("Officiële Prijscourant") containing a summary of the total volume of all trading per share during the day. Euronext Amsterdam also publishes monthly summaries of the total volume of all trades.

            The table below sets forth the reported lowest and highest quoted closing prices of Ordinary Shares on Euronext Amsterdam in euro per share.

	Price of Shares(1)
	High	Low
	(in euros)
2002
Q1	15.83	11.65
Q2	15.14	8.90
Q3	9.86	5.07
Q4	5.30	2.40
2003
Q1	5.00	1.97
Q2	6.10	2.03
Q3	8.03	5.71
Q4(1)	7.92	6.28

Note:

(1)
Until 12 December 2003.

Source: Bloomberg.

            The following graph illustrates the price of the Ordinary Shares on Euronext Amsterdam from 2 January 2002 to 12 December 2003:

DESCRIPTION OF SHARE CAPITAL, ARTICLES OF ASSOCIATION AND STOCK OPTIONS

General

        Buhrmann was incorporated under Dutch law on 6 January 1875 as a public limited liability company (naamloze vennootschap) by notarial deed executed before Mr. Haenen, civil law notary in Maastricht. The Buhrmann Articles of Association were last amended by a notarial deed dated 3 November 2003 executed before Mr. G.W.Ch. Visser, civil law notary in Amsterdam. Buhrmann has its head office at Hoogoorddreef 62, (1101 BE) Amsterdam ZO and its registered seat in Maastricht. Buhrmann is registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share Capital

        Buhrmann's current authorised share capital amounts to €732,000,000 (seven hundred and thirty two million euro), divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a nominal value of €1.20 each. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

            On 30 September 2003, the issued share capital was divided into 136,691,918 Ordinary Shares and 53,281.979 Preference Shares A and 41,396 Preference Shares C, all of which have been fully paid up.

            The bearer Ordinary Shares in issue shall be represented by one single share certificate, the Necigef Global Certificate.

Preference Shares A

            The Stichting Administratiekantoor van Preferente Aandelen Buhrmann was established under Dutch law in May 1994, and has its registered seat in Maastricht.

            The purpose of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann is to acquire and administer Preference Shares A for which it issues depositary receipts by way of title and for administrative purposes. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares in accordance with the provisions of the Articles of Association, subject to certain limitations. The depositary receipts are listed on Euronext.

            The Preference Shares A held by the Stichting Administratiekantoor van Preferente Aandelen Buhrmann are voted in accordance with the decision of a majority of the board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann.

            The Stichting Administratiekantoor van Preferente Aandelen Buhrmann exercises the voting rights attached to the Preference Shares A in a manner which safeguards the interests of Buhrmann, the companies affiliated with Buhrmann in the group and everybody involved with the group as effectively as possible.

            The voting rights attached to the Preference Shares A held by the Stichting Administratiekantoor van Preferente Aandelen Buhrmann that can be exercised at a general meeting of shareholders of Buhrmann, is related to the value of the Preference Shares A held by the Stichting Administratiekantoor van Preferente Aandelen Buhrmann in proportion to the value of the Ordinary Shares in the capital of Buhrmann. The voting right is calculated on the basis of the total value (based on the stock market price of a depositary receipt) of the Preference Shares A held by the Stichting Administratiekantoor van Preferente Aandelen Buhrmann, divided by the stock market price of one Ordinary Share. The total number of voting rights attached to the Preference Shares A held by the Stichting Administratiekantoor van Preferente Aandelen Buhrmann can never exceed the number of Preference Shares A held by the Stichting Administratiekantoor van Preferente Aandelen Buhrmann.

Proxy

            The Stichting Administratiekantoor van Preferente Aandelen Buhrmann shall at such request of a holder of depositary receipts grant a written proxy, with the power of substitution, to exercise the voting rights attached to the shares in exchange for which the depositary receipts were issued that are held by the holder. The number of votes a holder of depositary receipts, as proxy of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann, may cast, is related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion to the value of the Ordinary Shares, and shall be calculated on the basis of the provisions set out in the last preceding paragraph. A holder of depositary receipts thus authorised may exercise the voting right at his own discretion. The Stichting Administratiekantoor van Preferente Aandelen Buhrmann may only restrict or exclude a proxy, or revoke a proxy already granted, if:

(a)
a public bid is announced or made for shares in the capital of Buhrmann or for depositary receipts, or in case of justified expectation that this is about to happen, without agreement yet with Buhrmann on the bid;

(b)
a holder of depositary receipts or various holders of depositary receipts and shares under a co-operative arrangement provide at least twenty-five per cent. (25%) of the issued capital in Buhrmann, or have this provided, either jointly with subsidiary companies or not; or

(c)
in the opinion of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann the exercising of its voting rights by a holder of depositary receipts is fundamentally incompatible with the interest of Buhrmann and the enterprise with which it forms a part.

            The Stichting Administratiekantoor van Preferente Aandelen Buhrmann shall advise the holders of depositary receipts and the other shareholders of the resolution to restrict, exclude or revoke stating the reasons therefor.

Board

            The board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann comprises five members: two members A, two members B and one member C. The members A are appointed by the board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann. The member C is appointed by the Supervisory Board.

            The two members B are appointed by the holders of depositary receipts representing Preference Shares A. As at 30 September 2003, these members are Messrs. R.A.H. van der Meer and W.O. Wentges. The other members of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann are Messrs. A.A. Loudon, R.W.F. van Tets and P.C. van den Hoek. The members A and B of the board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann are independent of Buhrmann as required by Dutch law.

Preference Shares B

            The purpose of Stichting Preferente Aandelen Buhrmann N.V. is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, so as to exclude, as far as possible, influences which could threaten, among other things, the continuity, independence and identity of Buhrmann. The aim of the Preference Shares B is to provide a protective measure against unfriendly take-over bids.

            Buhrmann and the Stichting Preferente Aandelen Buhrmann N.V. have entered into a put and call option agreement relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann N.V., Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Stichting Preferente Aandelen Buhrmann N.V. will exercise its voting rights attached to such Preference Shares B in accordance with the above mentioned purpose. Two years after any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann N.V., Stichting Preferente Aandelen Buhrmann N.V. has the right to require Buhrmann to repurchase or to cancel the Preference Shares B held by it at their issue price plus accrued and unpaid dividends if any.

Board

            As at 30 September 2003, the Board comprises: A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, A.G. Jacobs and K. Vuursteen.

Preference Shares C

            An aggregate of 35,000 Preference Shares C were issued to two U.S. venture capital groups, Apollo and Bain, on 28 October 1999, at the occasion of the closing of the acquisition of Corporate Express. On 30 September 2003 a total number of 41,396 Preference Shares C were issued to Apollo and Bain. Each Preference Share C has a nominal value of €1.20 per share.

Conversion

            The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The initial conversion rate amounts to €13 (converted into US dollars as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50 per cent. of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2003 in respect of the financial year 2002 each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by €12.2850. The liquidation preference of each Preference Share C is $10,000, plus accrued dividends.

Ranking

            The Preference Shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of common and Preference Shares, provided that they rank equal to the Preference Shares A. As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel Ordinary Shares and/or other Preference Shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C.

Voting

            Each Preference Share C is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares, and the holders of Preference Shares C vote together with the holders of Ordinary Shares as one class. Any amendment to the Articles of Association that adversely affects the holders of the Preference Shares C is subject to prior approval of the general meeting if the holders of the Preference Shares C, which approval must be granted with a majority of 90 per cent. of the votes cast.

Redemption

            If four years after the Preference Shares C were issued the closing price of the Ordinary Shares is at any time at or above 125 per cent. of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50 per cent. of the "liquidation preference"; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75 per cent. of the "liquidation preference"; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100 per cent. of the "liquidation preference". The "liquidation preference" for each Preference Share C is $10,000.

            On the eleventh anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100 per cent. of the "liquidation preference".

            If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the US office products business of Buhrmann, the holders of the Preference Shares C can request that Buhrmann cancels or repurchases all of the outstanding Preference Shares C at 101 per cent. of the liquidation preference.

Share certificates and transfer

            On the occasion of the issuance of Ordinary Shares any person entitled to receive such share shall obtain a bearer Ordinary Share unless the person entitled to such share submits a written request to Buhrmann for a registered Ordinary Share.

            The bearer Ordinary Shares in issue shall be represented by one single share certificate, the Necigef Global Certificate.

            Buhrmann shall confer a right to a bearer Ordinary Share on a person by (i) having Necigef enable Buhrmann to add an Ordinary Share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant's collective deposit of Ordinary Shares in Buhrmann.

            Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending co-operation in the crediting and debiting of the Necigef Global Certificate, without prejudice to the provisions in article 42, paragraph 4, of the Articles of Association of Buhrmann.

            No individual bearer Ordinary Share shall be handed over. A Necigef-beneficiary may at any time require the conversion of one or more bearer Ordinary Shares up to the maximum number he is entitled to into registered Ordinary Shares. Such conversion of one or more Ordinary Shares is only allowed to the maximum number for which he is Necigef-participant and subject to the requirements as mentioned in the article 5 of the Articles of Association of Buhrmann.

            A holder of registered Ordinary Shares may at any time require the conversion of such Ordinary Shares into bearer Ordinary Shares, subject to the requirements mentioned in article 5 of the Articles of Association of Buhrmann.

Issue of Shares; Pre-emptive rights

            The authority to issue Ordinary Shares and Preference Shares B has partly been delegated by the general meeting of shareholders to the Executive Board pursuant to a resolution dated 29 April 2003. The Executive Board is generally authorised to issue Ordinary Shares up to a maximum of 10 per cent. of the issued share capital in the form of Ordinary Shares, and up to a maximum of 30 per cent. of the issued share capital in the form of Ordinary Shares in the event the issue is related to a merger or an acquisition. The Executive Board is authorised to issue Preference Shares B up to a maximum of 100 per cent. of the issued share capital in the form of Ordinary Shares, Preference Shares A and Preference Shares C. For these purposes, issuances of Ordinary Shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue Ordinary Shares and Preference Shares B will terminate on 28 October 2004 unless extended by a resolution of the general meeting of shareholders. The prior approval of the Supervisory board will be required for any Executive Board resolution to issue Ordinary Shares and/or Preference Shares B.

            Except for (i) issuances of Ordinary Shares in exchange for non-cash consideration or (ii) issuances to employees of Buhrmann or any of its subsidiaries, or (iii) in the event of a legal merger or legal split-up of Buhrmann, Buhrmann shareholders have pro rata pre-emptive rights to subscribe to new issuances of Ordinary Shares. These pre-emptive rights may, subject to the prior approval of the Supervisory Board, be restricted or excluded by the corporate body that is authorised to issue shares. At the annual general meeting of shareholders of Buhrmann on

29 April 2003 the Executive Board was authorised to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire Ordinary Shares up to 28 October 2004, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares.

Voting rights

            Each share in Buhrmann's capital is entitled to one vote. Unless the Articles of Association or mandatory law provides otherwise, all shareholders' resolutions require an absolute majority of the votes. Meetings of holders of a separate class of shares will be convened by the Executive Board or the Supervisory Board, as frequently as necessary.

Additional Material Provisions of the Articles of Association

Object

            The object of Buhrmann is the participation in, management of, financing of and rendering services to other companies or enterprises, more specifically such companies or enterprises which are active in the area of distribution of graphical systems, office systems and office products etc. and, generally, the carrying out of such activities which, in the broadest meaning of the word, are connected with the above described objects or are conducive thereto.

Shareholders' meetings

            The annual general meeting of shareholders must be held within six months of the end of the financial year, for the purpose of among other things, adopting the annual accounts. Extraordinary general meetings of shareholders may be convened by the Executive Board or the Supervisory Board. General meetings of shareholders are held in Amsterdam. Each shareholder is entitled to attend a general meeting of shareholders in person or be represented by written proxy, address the meeting and exercise voting rights, with due observance of the provisions of the Articles of Association.

Annual accounts and discharge

            Within five months following the end of each financial year, the Executive Board must prepare annual accounts accompanied by an annual report. This period may be extended by the general meeting of shareholders on account of special circumstances for up to six months. The annual accounts and annual report must, within the same period, be submitted to the Supervisory Board, which will present a report to the general meeting of shareholders. The annual accounts and the annual report will be available to shareholders from the date of the notice convening Buhrmann's annual general meeting of shareholders. The annual accounts must be adopted by the general meeting of shareholders. After distribution of dividends in respect of the Preference Shares and subject to prior approval of the Supervisory board, the Executive Board may determine which part of the profits shall be reserved.

            The general meeting of shareholders may discharge the members of the Executive Board and of the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. Such discharge is subject to mandatory provisions of Dutch law, including those relating to liability of members of the supervisory boards and management boards upon bankruptcy of a company. Moreover, this discharge does not extend to actions or omissions not disclosed in or apparent from the adopted annual accounts if these actions or omissions were concealed by the director concerned, while the discharging shareholders could not have known about these actions or omissions.

Dividends

            The proposed dividend for a financial year must be approved by the annual general meeting of shareholders, which is typically held in April of the following financial year, and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year.

            The annual dividend on the Preference Shares C is equal to a percentage of the liquidation preference of such shares (which is $10,000). For the year 2003, the percentage is equal to 5.5 per cent., for the years 2004 and 2005 the percentage is equal to 6 per cent., for the years 2006, 2007 and 2008 the percentage is equal to 6.5 per cent., for the year 2009 the percentage is equal to 7.5 per cent. and for the year 2010 and the following years the percentage is equal to 8.5 per cent., subject to adjustment under certain circumstances as set forth in the Articles of Association.

            The annual dividend on the Preference Shares C for the financial year 2003 and any financial year after 2003 may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

            The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending 31 December 2009 the dividend is equal to €0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is €3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years.

            From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board.

            In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. The profit remaining after payment of dividends on the Preference Shares C may be distributed as a dividend to the holders of the Ordinary Shares, subject to any allocation to reserves.

Capital reduction

            Upon the proposal of the Executive Board and subject to the approval of the Supervisory Board, the general meeting of shareholders may resolve to reduce Buhrmann's issued share capital by cancellation of shares or by reducing the nominal value of the shares through amendment of the Articles of Association, subject to certain statutory provisions and the provisions of the Articles of Association.

Amendment of the Articles of Association and dissolution

            Pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board, the general meeting of shareholders may amend the Articles of Association or dissolve Buhrmann. Any amendment to the Articles of Association that adversely affects the holders of the Preference Shares C is subject to prior approval of the general meeting of the holders of Preference Shares C, which approval must be granted with a majority of 90 per cent. of the votes cast.

Dilution

        Apart from the dilution resulting from the exercise of employee stock options (see section "Employee Stock Option and Profit Sharing Plans") and from the issuance of the Shares, Buhrmann's earnings per share may be diluted as a result of conversion of Preference Shares C. As of 30 September 2003, conversion of all issued and outstanding Preference Shares C would result in the issuance of approximately 25.1% Ordinary Shares pro forma for the change of Conversion price as described in the description of the Preference Shares C.

TAXATION

            EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE BONDS OR ORDINARY SHARES UNDER THE TAX LAWS OF THE NETHERLANDS.

            The following summary describes the principal Dutch tax consequences of the acquisition, holding, conversion, redemption and disposal of the Bonds and Ordinary Shares. This summary does not purport to be comprehensive description of all Netherlands tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Bonds or Ordinary Shares. Each prospective holder of Bonds should consult a professional adviser with respect to the tax consequences of an investment in the Bonds. The discussion of certain Netherlands taxes set forth below is included for general information purposes only.

            This summary is based on the Dutch tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of the Offering Circular, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

            For the purpose of this summary we have assumed that:

(i)
a corporate holder does not hold, either directly or indirectly, an interest of 5 per cent. or more of the total issued capital of the Company;

(ii)
an individual holder, alone or together with his or her partner (statutory defined term) or certain other related persons, does not hold, directly or indirectly, a substantial interest (aanmerkelijk belang) in the Company, within the meaning of Section 4.3 of the Income Tax Act 2001. Generally speaking, a holder of Bonds holds a substantial interest in the Company, if such holder of Bonds, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 per cent. or more of the total issued capital of the Company or of 5 per cent. or more of the issued capital of a certain class of Ordinary Shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Company.

Withholding Tax

General

            No Dutch withholding tax is due upon payments on the Bonds. Any gains realised upon conversion of the Bonds into Ordinary Shares are not subject to withholding tax in The Netherlands. Dividends that the Company distributes are generally subject to Dutch dividend withholding tax at a rate of 25 per cent. Dividends include cash and non-cash distributions, undisclosed profit distributions and liquidation proceeds in excess of recognised paid-in capital for Dutch tax purposes. The issue of free shares is also subject to withholding tax unless this is part of the recognised premium reserve for the purposes of Dutch tax law. The repayment of nominal share capital in the Company may also count as dividends under certain circumstances. In general, no withholding tax applies on the sale or disposition of Ordinary Shares to persons other than the Company and its affiliates.

Residents of The Netherlands

            In general, the Dutch dividend withholding tax which is withheld with respect to distributions made by the Company, will be creditable for Dutch corporate income tax or Dutch income tax purposes in the hands of the beneficial owner thereof, or, subject to certain conditions, may be recoverable in whole or in part by the Dutch resident beneficial owner of such dividend. The Company can refrain from withholding dividend withholding tax on the part of the proceeds from the Ordinary Shares in respect of which the temporary special distribution tax (as discussed below) is applicable, if the recipient of proceeds from the Ordinary Shares is resident of The Netherlands for Dutch tax purposes. On request and if certain conditions are met, a refund of the Dutch dividend withholding tax applies to Dutch qualifying pension funds, certain exempt entities and Dutch investment institutions as defined in article 28 of the Corporate Income Tax Act 1969.

Non-residents of The Netherlands

            If a holder of Ordinary Shares is resident in a country other than The Netherlands for Dutch tax purposes and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between The Netherlands and that country, and such holder is the beneficial owner of the distributions and a qualifying resident for purposes of such treaty, such holder will, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Dutch dividend withholding tax. The Company can refrain from withholding Dutch dividend withholding tax on the part of the distribution in respect of which the distribution tax (see under Surtax) is applicable, if the recipient of the distribution is resident of The Netherlands, The Netherlands Antilles or Aruba, a Member State of the European Union or a country with which The Netherlands has concluded a treaty for the avoidance of double taxation with respect to taxes on income.

Anti-Dividend stripping Legislation

            Specific Dutch legislation affects the eligibility for an exemption, reduction, refund or credit of the Dutch dividend withholding tax. A recipient of a distribution on the Ordinary Shares will not be entitled to an exemption, reduction, (partial) refund or credit of Dutch dividend withholding tax if such recipient is not considered the beneficial owner of such distribution. This is the case if:

  (i)
  the recipient of the distribution, in connection with the receipt of the distribution has incurred an obligation, as part of one or more related transactions, as a result of which the distribution in whole or in part has accrued or will accrue to the benefit of a person that is to a lesser extent entitled to an exemption, reduction, (partial) refund or credit of Dutch dividend withholding tax than the recipient of the distribution is entitled to; and

  (ii)
  such person, other than the recipient of the distribution, retains or acquires, directly or indirectly, a comparable interest in the Ordinary Shares or any other Ordinary Shares in the Company on which the distribution is paid, as such person had before the related transaction was or related transactions were entered into.

Surtax

            The Company is subject to a temporary special distribution tax at a rate of 20 per cent. to the extent that any "excessive" distributions are made on Ordinary Shares or on the Ordinary Shares in the period from 1 January 2001 up to and including 31 December 2005. This distribution tax is a corporate income tax, not a (creditable or refundable) withholding tax. For purposes of this distribution tax, distributions are considered to be "excessive" when during a particular calendar year, the total amount of distributions exceeds the highest of the following three amounts:

  (i)
  four per cent. of the market capitalisation of the Company at the beginning of the relevant calendar year;

  (ii)
  twice the amount of the average annual dividends (exclusive of extraordinary dividends) by reference to the three calendar years immediately preceding 1 January 2001; or

  (iii)
  the adjusted statutory result of the Company for the preceding book year.

            The temporary special distribution tax is not levied to the extent that the aggregate amount of dividend distributions made during the period from 1 January 2001 up to and including 31 December 2005, is in excess of the balance of the fair market value of the net assets at the end of the book year that ended prior to 1 January 2001 reduced by the paid-in capital recognised for Dutch tax purposes.

            The distribution tax due is reduced pro rata to the extent that Ordinary Shares in the Company or the Ordinary Shares were held, at the time of the dividend distribution, during an uninterrupted period of three years by individuals or entities (other than investment institutions as defined in the Corporate Income Tax Act 1969) holding at least five per cent. of the Company's nominal paid-in capital or five per cent. of the issued Ordinary Shares.

EU Savings Directive

        The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Corporate Income and Individual Income Tax

Residents of The Netherlands

            If a holder is subject to Dutch corporate income tax and the Bonds or Ordinary Shares are attributable to its (deemed) business assets, income derived from the Bonds, distributions on the Ordinary Shares and gains realised upon the conversion, redemption and disposal of the Bonds or Ordinary Shares are generally taxable in The Netherlands.

            If a holder is an individual, resident or deemed to be a resident in The Netherlands for Dutch tax purposes (including an individual who has opted to be taxed as a resident of The Netherlands), income derived from the Bonds, distributions on the Ordinary Shares and gains realised upon the conversion, redemption and disposal of the Bonds or Ordinary Shares are taxable at the progressive rates of the Income Tax Act 2001, if:

  (i)
  the holder has an enterprise or an interest in an enterprise, to which enterprise the Bonds or Ordinary Shares are attributable; or

  (ii)
  such income and gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities with respect to the Bonds or Ordinary Shares that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

            If neither condition (i) nor condition (ii) applies to the individual holder, the fair market value of the Bonds or Ordinary Shares will be included in the individual's yield basis. Consequently, actual income and distributions received on the Bonds or Ordinary Shares and actual gains realised upon the conversion, redemption and disposal of the Bonds or Ordinary Shares will not be taxable. Instead, such holder will be taxed at a flat rate of 30% on deemed income from "savings and investments" (sparen en beleggen) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual's "yield basis" (rendementsgrondslag) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Bonds or Ordinary Shares will be included in the individual's yield basis.

Non-residents of The Netherlands

            A holder of Bonds or Ordinary Shares that is not a resident nor deemed to be a resident of The Netherlands for Dutch tax purposes (nor, if he or she is an individual, has opted to be taxed as a resident of The Netherlands) is not taxable in respect of income derived from the Bonds or the Ordinary Shares and gains realised upon the conversion, redemption and disposal of the Bonds or Ordinary Shares, unless:

  (i)
  the holder has an enterprise or an interest in an enterprise that is carried on through a permanent establishment or a permanent representative in The Netherlands to which Dutch permanent establishment or permanent representative, the Bonds or Ordinary Shares are attributable;

  (ii)
  the holder is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, and to which enterprise the Bonds or Ordinary Shares are attributable; and

  (iii)
  the holder is an individual and the income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) in The Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities in The Netherlands with respect to the Bonds or Ordinary Shares that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

            A holder of Bonds or Ordinary Shares will not be subject to taxation in The Netherlands by reason only of the execution, delivery and/or enforcement of the documents and the issue of the Bonds or the performance by the Company of its respective obligations thereunder.

Gift and Inheritance Tax

Residents of The Netherlands

            Generally, gift and inheritance taxes will be due in The Netherlands in respect of the acquisition of the Bonds or Ordinary Shares by way of a gift by, or on the death of, an individual holder who is resident or deemed to be resident of The Netherlands for the purposes of the Dutch gift and inheritance tax at the time of the gift or his or her death.

            An individual of the Dutch nationality is deemed to be a resident of The Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been a resident of The Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of The Netherlands for the purposes of the Dutch gift and inheritance tax only if he or she has been residing in The Netherlands at any time during the twelve months preceding the time of the gift or his or her death.

Non-residents of The Netherlands

            No gift or inheritance taxes will arise in The Netherlands in respect of the acquisition of the Bonds or Ordinary Shares by way of gift by, or on a result of the death of, an individual holder who is neither a resident nor deemed to be a resident of The Netherlands, unless:

  (i)
  the individual holder at the time of the gift has or at the time of his or her death had, an enterprise or an interest in an enterprise, that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which Netherlands permanent establishment or permanent representative the Bonds or Ordinary Shares are or were attributable; or

  (ii)
  the Bonds or Ordinary Shares are or were attributable to the assets of an enterprise that is effectively managed in The Netherlands and the donor is or the deceased was entitled, other than by way of securities or through an employment contract, to a share in the profits of that enterprise, at the time of the gift or, as applicable, at the time of his or her death; or

  (iii)
  in the case of a gift of the Bonds or Ordinary Shares by an individual who at the date of the gift was neither a resident nor deemed to be a resident of The Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death being a resident or deemed to be a resident of The Netherlands.

Treaties

            Treaties may limit the Dutch sovereignty to levy gift and inheritance tax.

Capital duty

        Dutch capital duty will, in principal, be due by the Company at the rate of 0.55% of the fair market value of the contribution made to the Company on the issuance of the Ordinary Shares. No Dutch capital duty will be due in The Netherlands in respect to or in connection with the issuance of the Bonds.

Other taxes and duties

        No Dutch VAT, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in The Netherlands by a holder of Bonds or Ordinary Shares in respect to or in connection with the subscription, issue, placement, allotment or delivery of the Bonds or the Ordinary Shares.

SUBSCRIPTION AND SALE

            Pursuant to a subscription agreement dated 14 November 2003 (the "Subscription Agreement"), Deutsche Bank AG London and ABN AMRO Rothschild (each a "Manager" and together the "Managers") have agreed severally but not jointly with the Company to subscribe the aggregate principal amount of Bonds set out opposite their respective names in the table below.

Managers	Principal Amount of Bonds
Deutsche Bank AG London	€80,373,000
ABN AMRO Rothschild	€34,446,000

Total	€114,819,000

            The Company has agreed to pay to the Managers a combined management, selling and underwriting commission of 2.50 per cent. of the aggregate principal amount of the Bonds.

            The Company has agreed to indemnify the Managers in respect of certain matters pursuant to the Subscription Agreement. The Subscription Agreement contains provisions entitling Deutsche Bank AG London on behalf of the Managers to terminate the Subscription Agreement in certain circumstances prior to the payment of the net subscription monies in respect of the Bonds to the Company.

Lock-up

            The Company has agreed that it will not, and will procure that none of the Guarantors nor their respective subsidiaries and affiliates will, without the prior written consent of the Managers, during the period commencing on the date of the Subscription Agreement and ending 90 days after such date, directly or indirectly authorise the issue, or issue or publicly announce any intention to issue, offer, pledge, sell, contract to sell, sell any option or contract to sell any option, grant any option, right or warrant to purchase, or otherwise transfer, assign or dispose of directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares; whether any such transaction described above is to be settled by delivery of Ordinary Shares or other such securities, in cash or otherwise other than (i) upon conversion of the Bonds, (ii) the grant or exercise of options or other rights over Ordinary Shares pursuant to any share options or other rights granted to employees (including persons holding executive office) of the Group from time to time or (iii) if so required by law. For the purposes of the above only "Ordinary Shares" shall include participation certificates and any depositary or other receipt, instrument, right or entitlement representing Ordinary Shares.

Sales Restrictions

United States

            The Bonds to be delivered upon conversion of the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. Each Manager has represented that it has offered and sold the Bonds, and agreed that it will offer and sell the Bonds (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, only in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, neither it, its affiliates, nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. Each Manager has agreed that, at or prior to confirmation of sale of Bonds, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Bonds from it during the distribution compliance period a confirmation or notice to substantially the following effect:

    "The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

            Terms used in this paragraph have the meanings given to them by Regulation S.

United Kingdom

            Each Manager has represented, warranted and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any Bonds to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Other Jurisdictions

            No action has been or will be taken in any jurisdiction (other than The Netherlands) by the Company or the Managers that would permit a public offering of the Bonds or the possession, circulation or distribution of this Offering Circular or any other material relating to the Company or the Bonds in any jurisdiction where action for such purpose is required. Accordingly, the Bonds may not be offered or sold directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Bonds may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

            The issue and distribution of this Offering Circular and the offering of the Bonds may be subject to statutory restrictions in other jurisdictions. The Company, the Guarantors and the Managers request persons into whose possession this Offering Circular may come to inform themselves of and observe all such restrictions. The Company, the Guarantors and the Managers accept no legal liability for any violation of any such restriction by any person, whether or not a prospective purchaser of the Bonds.

GENERAL INFORMATION

1.
The Issuer and each of the Guarantors have obtained all necessary consents, approvals and authorisations required in their respective jurisdictions in connection with the issue and performance of the Bonds and the Guarantees respectively. The issue and listing of the Bonds offered hereby and the exclusion of associated pre-emptive rights by the Issuer was authorised by resolutions of its Supervisory Board and its Executive Board passed on 6 November 2003 and 5 November 2003 respectively.

2.
Save as described herein, since 31 December 2002, there has been no change (nor any development or event involving a prospective change) which is materially adverse to the condition (financial or other), management, earnings, property, business affairs or business prospects, net worth or results of operations of the Company, the Guarantors or of the Group.

3.
Save as described herein, there are no pending actions, suits or proceedings against or affecting the Company or any Guarantor or any other subsidiary of the Company or any of its or their respective properties which, if determined adversely to the Company or any Guarantor or to any other subsidiary of the Company (as the case may be), could individually or in the aggregate have a material adverse effect on the condition (financial or other), management, earnings, property, business affairs or business prospects, net worth or results of operations or the general affairs of the Company or the Group or on the ability of the Company or any Guarantor to perform its obligations under the Agency Agreement or the Bonds or (in the case of the Guarantors) the Guarantee or which are otherwise material in the context of the issue of the Bonds and, to the best of the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated.

4.
The Articles of Association of the Company were last amended on 3 November 2003. The Company is registered at the Trade Register of the Chamber of Commerce of Amsterdam under the number 33250021.

5.
The annual financial statements of the Company for the three years ended 31 December 2000, 2001 and 2002 have been prepared in accordance with Dutch GAAP and have been audited by PricewaterhouseCoopers Accountants N.V.

6.
Deutsche Bank AG, Amsterdam Branch is designated as listing agent for the Bonds. Deutsche Bank AG is designated as Fiscal Agent for the Bonds.

7.
The validity of the Ordinary Shares and the Bonds will be passed upon by Allen & Overy, Dutch counsel to the Company.

8.
Copies of (i) the Subscription Agreement referred to above and the draft Agency Agreement (containing the form of the Global Certificate) and the Guarantee will be made available for inspection and (ii) this Offering Circular, the statutory accounts and annual reports of the Company for the years ended 31 December 2000, 2001 and 2002 and the consolidated interim financial statements of the Company for the nine months ended 30 September 2002 and 2003 and the Articles of Association of the Company will be made available free of charge during normal office hours, at the registered office of the Company in The Netherlands, at the office of the Fiscal Agent at Winchester House, 1 Great Winchester Street, London EC2N 2DB and at the office of the Paying Agent in The Netherlands at Herengracht 450-454 1017 CA Amsterdam, The Netherlands.

9.
The Bonds have been accepted for clearance through the Clearstream, Luxembourg and Euroclear systems with a Common Code of 018088134. The International Securities Identification number for the Bonds is XS0180881343.

ANNEX

PART A
FINANCIAL INFORMATION

            To the Executive Board of Buhrmann NV:

Auditors' report

            In our opinion, the consolidated financial information for the years ended 31 December 2002, 2001, 2000, 1999 and 1998 as included in this Offering Circular on pages A-2 through A-4, is consistent, in all material respects, with the financial statements for those years from which it has been derived. We issued an unqualified opinion on these financial statements on 27 February 2003, 28 February 2002, 28 February 2001, 1 March 2000 and 24 February 1999 respectively.

            For a better understanding of the Company's financial position and results and of the scope of our audit, the aforementioned consolidated financial information should be read in conjunction with the financial statements from which it has been derived and our auditors' reports thereon.

Amsterdam, 16 December 2003
PricewaterhouseCoopers Accountants N.V.

            For 1998, 1999 and 2000, shareholders' equity and other liabilities figures (including ratios affected by these items) are amended compared to the audited financial statements, which were prepared after proposed appropriation of profit where the current figures are before proposed appropriation to profit. These figures are marked with*.

	Year ended 31 December
	2002	2001	2000	1999	1998
	(in millions of euro)
Consolidated Profit and Loss Account
Net sales	9,948	10,408	9,603	5,834	5,892

Cost of trade goods sold	(7,392)	(7,702)	(7,004)	(4,422)	(4,317)
Other cost of sales	(303)	(310)	(258)	(154)	(238)

Total cost of trade goods sold	(7,695)	(8,012)	(7,262)	(4,576)	(4,555)

Added value	2,253	2,396	2,341	1,258	1,337
Labour costs	(1,330)	(1,390)	(1,246)	(703)	(740)
Other operating costs	(467)	(489)	(436)	(289)	(293)

Operating costs (excluding depreciation and amortisation)	(1,797)	(1,879)	(1,682)	(992)	(1,033)

Operating result before depreciation of tangible fixed assets and amortisation of goodwill (EBITDA)	456	517	659	266	304
Depreciation of tangible fixed assets	(114)	(109)	(113)	(57)	(91)

Operating result before amortisation of goodwill (EBITDA)	342	408	546	209	213
Amortisation of goodwill	(70)	(67)	(55)	(10)	(2)

Impairment of goodwill	(573)	—	—	—	—

Operating result (EBIT)	(301)	341	491	199	211
Net financing costs	(199)	(210)	(221)	(49)	(23)

Result on ordinary operations before taxes	(500)	131	270	150	188
Taxes on result of operations	(18)	(24)	(55)	(32)	(37)
Other financial results	16	(3)	5	21	7
Minority interests	(12)	(9)	(9)	(1)	(8)

Net result on ordinary operations	(514)	95	211	138	150
Extraordinary net result	(74)	(40)	10	(55)	374

Net result	(588)	55	221	83	524
Net result from ordinary operations before amortisation of goodwill	129	162	266	148	152

	Year ended 31 December
	2002	2001	2000		1999		1998
	(in millions of euro)
Consolidated Balance Sheet
ASSETS
Fixed assets
Intangible fixed assets	1,788	2,684	2,195		1,883		107
Tangible fixed assets	592	713	628		561		305
Financial fixed assets	481	635	487		503		232

	2,861	4,032	3,310		2,947		644
Current assets
Inventories of trade goods	683	756	784		658		434
Trade receivables	1,507	1,826	1,868		1,529		1,016
Other receivables	321	404	399		300		150

	2,511	2,986	3,051		2,487		1,600
Cash and deposits	37	99	57		74		110

Total assets	5,409	7,117	6,418		5,508		2,354
EQUITY AND LIABILITIES
Group equity
Shareholders' equity	1,770	2,634	1,916	*	1,512	*	868	*
Minority interests	41	37	32		31		5

	1,811	2,671	1,948	*	1,543	*	873	*
Provisions
Pensions	26	25	25		24		24
Deferred taxes	221	340	243		181		108
Other	90	80	114		104		112

	337	445	382		309		244
Long term liabilities
Subordinated loans	334	397	376		352		11
Other loans	1,344	1,662	1,694		1,546		207

	1,678	2,059	2,070		1,898		218
Current liabilities
Loans	68	44	91		131		9
Credit institutions	26	—	104		2		79
Trade liabilities	1,064	1,340	1,244		969		588
Other liabilities	425	558	579	*	656	*	343	*

	1,583	1,942	2,018	*	1,758	*	1,019	*

Total equity and liabilities	5,409	7,117	6,418		5,508		2,354

	Year ended 31 December
	2002	2001	2000	1999	1998
	(in millions of euro)
Consolidated Cash Flow statement
A Cash flow from operational activities
Operating result before depreciation of tangible fixed assets and amortisation of goodwill (EBITDA)	456	517	659	266	303
Adjustments for:
Additions/(release) of provisions	1	13	(29)	(12)	(8)
(Increase)/decrease working capital	52	207	(294)	(134)	(94)

Cash flow from operations	509	737	336	120	201

Other operational receipts/payments:
Interest paid	(184)	(202)	(211)	(35)	(27)
Profit tax paid	(16)	(27)	(39)	(12)	(18)
Payments charged to provisions	(51)	(39)	(20)	(23)	(25)

	(251)	(268)	(270)	(70)	(70)

Total A	258	469	66	50	131
B Cash flow from investment activities
Net Investments in tangible fixed assets	(107)	(127)	(122)	(80)	(86)
Acquisition of Group companies and participations	(9)	(578)	(113)	(1,279)	(128)
Payments related to integration of acquired Group companies	(90)	(208)	(158)	—	—
Divestment of Group companies and participations	68	147	76	165	1,413

Total B	(138)	(766)	(317)	(1,194)	1,199

Available cash flow (A+B)	120	(297)	(251)	(1,144)	1,330
C Cash flow from financing activities
Ordinary shares issued	—	665	172	295	—
Preference shares issued	—	—	—	307	—
Repurchase of preference and ordinary shares	—	—	—	—	(272)
Dividend payments	(25)	(60)	(53)	(39)	(68)
Repayment to shareholders			—	—	(485)
Paid financing fees	(16)	(13)	—	—	—
Surplus pension fund	—	—	31	—	—
Payment to and repurchase of interests of minority shareholders	(5)	(2)	(2)	—	(208)
Drawn long term debt	—	407	222	2,105	—
Repayment of long term debt	(162)	(577)	(207)	(1,509)	(491)
Total C	(208)	420	163	1,159	(1,524)

Net cash flow (A+B+C)	(88)	123	(88)	15	(194)

PART B

PRESS RELEASE

Date	7 November 2003
Number	013

Buhrmann Third Quarter 2003 Results

  •
  Higher EBITA Office Products North America on local currency basis

  •
  Lower sales European operations

  •
  Continued positive available cash flow and debt further reduced

	3rd quarter				January–September
(EUR million)	2003	2002	in EUR	at constant rates	2003	2002	in EUR	at constant rates
Net sales	2,053.3	2,408.9	(14.8)%	(8.6)%	6,342.6	7,523.0	(15.7)%	(6.9)%
EBITDA*	80.0	95.8	(16.5)%	(10.0)%	304.1	344.2	(11.7)%	(0.7)%
Net profit**	6.8	14.4	(52.7)%	(42.1)%	112.5	86.1	30.6%	48.2%
Net result	(6.1)	(2.3)	164.8%		73.4	33.2	121.1%
Net profit** per ordinary share, fully diluted (in euro)	0.03	0.08	(62.5)%		0.66	0.50	32.0%
Key figures excluding exceptional items
Net profit**	6.2	14.4	(56.9)%	(47.8)%	18.7	86.1	(78.3)%	(68.7)%
Net profit** per ordinary share, fully diluted (in euro)	0.03	0.08	(62.5)%		0.07	0.42	(82.9)%

*
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

**
Net profit from operations before amortisation of goodwill.

Outlook

            Comparable office supplies sales (i.e. excluding software) of the Office Products North America Division for the fourth quarter of 2003 are expected to be around the same level as last year, while software sales are expected to improve from the weak third quarter of this year. The weakness in the sales of the European Office Products and Graphic Systems operations is likely to persist during the remainder of the year. Available cash flow from continuing operations is expected to be positive in the fourth quarter.

Ceo's Statement

            Commenting on the developments in the third quarter of 2003, Buhrmann CEO Frans Koffrie said: "Organic office supplies sales, excluding software, in North America—our largest market—remained stable for the second consecutive quarter compared with the corresponding period a year ago. Although comparable software sales were markedly lower, the Office Products North America Division reported third quarter operating results that were slightly higher than a year ago on a local currency basis. The lower overall performance of the Office Products Europe Division is mainly attributable to operating losses in the UK and in Germany. We have appointed a new Managing Director in the UK, who has already taken steps to strengthen the sales organisation and to further reduce costs. We continue to implement the restructuring programme in Germany.

            The positive available cash flow from operations allowed us to further reduce debt. In addition, the completion of the sale of the Paper Merchanting Division at the end of October resulted in a substantial reduction of interest-bearing debt. After this transaction Buhrmann has become an even more focused leader in business services and distributions, predominantly for the office markets."

Summary Third Quarter 2003

  •
  Third quarter sales decreased by 14.8 per cent. to EUR 2,053 million, while they were 8.6 per cent. lower at constant exchange rates. Organically, office supplies sales (i.e. excluding software) in North America reached the same level as a year ago. Software sales, however, were significantly lower compared to a year ago. In addition, reduced sales levels in Europe have more than offset the higher sales recorded by the Corporate Express Australia Division.

  •
  Total operating costs for the third quarter were reduced by 3 per cent. at constant exchange rates compared to the previous year. As a consequence of previously announced restructurings, headcount was reduced by 333 FTE's to 23,330 at the end of the third quarter.

  •
  The Divisions Office Products North America and Paper Merchanting reported higher third quarter operating profits on a local currency basis, compared to the previous year. Corporate Express Australia performed in accordance with market expectations. This was offset by lower operating profits from the Office Products Europe and Graphic Systems Divisions. In addition, currency exchange rate movements caused a negative translation effect on the Group's EBITA of about EUR 5 million.

  •
  The net result for the third quarter totalled a loss of EUR 6.1 million, compared to a loss of EUR 2.3 million for the third quarter of last year.

  •
  Compared to the same period of last year four quarter rolling average working capital as a percentage of sales decreased from 13.0 per cent. a year ago to 12.8 per cent. (a reduction of EUR 227 million year-on-year). Available cash flow amounted to a positive EUR 33.0 million in the third quarter (third quarter 2002: EUR 25.5 million).

  •
  As previously announced, the sale of the Paper Merchanting Division was completed on 31 October and the proceeds have been applied to bring down interest-bearing debt to a level of about EUR 0.9 billion.

Cash Flow and Financing

            The third quarter cash flow performance—with available cash flow totalling EUR 33.0 million positive—reflects our ongoing success in working capital management. The improvement is attributable to progress in inventory management as stocks could be rationalised. Receivables outstanding have been reduced both in absolute and in relative terms, owing to further improved execution of our sales routines. At constant exchange rates, the reduction in working capital was 13.6 per cent. compared to the third quarter of 2002, totalling EUR 996.1 million at the end of the third quarter of this year. Average working capital as a percentage of sales improved to 12.8 per cent. on a rolling four quarters basis from 13.0 per cent. a year ago.

            In line with our current priority, interest-bearing debt was reduced to EUR 1,498 million at quarter-end, versus EUR 1,900 million per 30 September 2002 and EUR 1,548 million at the end of the second quarter of this year. The decline in the third quarter includes a positive translation effect of EUR 17 million.

            Since the completion of the sale of the Paper Merchanting Division took place at the end of October, the additional debt reduction will be included in the fourth quarter financial statements. The sale price amounted to EUR 706 million. After deduction of estimated completion adjustments of EUR 66 million, an amount of EUR 640 million remained, of which about EUR 600 million has been applied to pay down outstanding bank loans under the Credit Facility and Securitised Notes related to Paper Merchanting.

Review by Activity

Total Office Products Operations
(North America, Europe & Australia Divisions)

	3rd quarter				January–September
(EUR million)	2003	2002	in EUR	at constant rates	2003	2002	in EUR	at constant rates
Net sales	1,312.4	1,573.7	(16.6)%	(8.9)%	4,066.0	4,944.2	(17.8)%	(6.1)%
Added value	346.0	394.7	(12.3)%	(4.5)%	1,067.8	1,289.7	(17.2)%	(5.2)%
EBITA	47.2	57.9	(18.4)%	(13.0)%	149.9	218.0	(31.3)%	(20.5)%
Average capital employed	824.8	1,082.1	(23.8)%	(15.6)%	891.5	1,180.5	(24.5)%	(12.7)%
Ratios
Added value/net sales	26.4%	25.1%			26.3%	26.1%
EBITA/net sales	3.6%	3.7%			3.7%	4.4%
EBITA/average capital employed	22.9%	21.4%			22.4%	24.6%

            After the sale of the Paper Merchanting Division, Buhrmann's global Office Products operations represent about 93 per cent. of the Group's total annual sales. Overall third quarter sales of the Office Products operations reached a level of EUR 1.3 billion. With an annual run rate of EUR 1.7 billion, Internet orders account for about 33 per cent. of the office products sales. Third quarter operating profit (EBITA) of the Office Products operations totalled EUR 47.2 million.

Office Products North America

	3rd quarter				January–September
(EUR million)	2003	2002	in EUR	at constant rates	2003	2002	in EUR	at constant rates
Net sales	955.3	1,203.5	(20.6)%	(10.4)%	2,972.8	3,788.2	(21.5)%	(6.9)%
Added value	249.1	295.0	(15.5)%	(4.9)%	774.8	980.8	(21.0)%	(5.8)%
EBITA	37.8	40.9	(7.6)%	1.3%	120.3	172.9	(30.4)%	(16.9)%
Average capital employed	637.6	870.1	(26.7)%	(16.5)%	697.9	968.3	(27.9)%	(13.9)%
Ratios
Added value/net sales	26.1%	24.5%			26.1%	25.9%
EBITA/net sales	4.0%	3.4%			4.0%	4.6%
EBITA/average capital employed	23.7%	18.8%			23.0%	23.8%

            On a local currency basis third quarter operating profit (EBITA) of the Office Products North America Division increased by 1.3 per cent. compared to the corresponding period of last year. Software sales and operating profit were significantly lower than in the third quarter of 2002, when sales strongly benefited from promotional activities of a major supplier. The shortfall was offset by a strong performance in the core office supply business, which experienced a significant profit increase due to a double-digit increase in productivity. Overall, the division decreased costs by 7 per cent. on a local currency basis. Organic office supplies sales (i.e. excluding software) reached the same level as in the third quarter of last year.

            The division's overall added value as a percentage of sales was up to 26.1 per cent. versus 24.5 per cent. a year ago, due to a shift in the sales mix from software to office supplies sales. The office supplies activities (i.e. excluding software) recorded a slightly lower added value as a percentage of sales compared to both the third quarter of last year and the second quarter of this year.

            While we are finalising the alignment of our sales organisation and marketing activities to business segment priorities, we continue to be successful in our historically strong large and strategic account segment. New account wins compensated for the reduced sales volumes experienced at existing customers.

Office Products Europe/Australia

	3rd quarter				January–September
(EUR million)	2003	2002	in EUR	at constant rates	2003	2002	in EUR	at constant rates
Net sales	357.1	370.2	(3.5)%	(4.0)%	1,093.1	1,156.0	(5.4)%	(3.6)%
Added value	96.8	99.7	(2.9)%	(3.5)%	293.1	308.9	(5.1)%	(3.4)%
EBITA	9.4	17.0	(44.5)%	(47.8)%	29.6	45.1	(34.5)%	(33.7)%
Average capital employed	187.1	212.0	(11.7)%	(12.1)%	193.6	212.2	(8.8)%	(7.6)%
Ratios
Added value/net sales	27.1%	26.9%			26.8%	26.7%
EBITA/net sales	2.6%	4.6%			2.7%	3.9%
EBITA/average capital employed	20.1%	32.0%			20.4%	28.4%

            Third quarter sales of the Office Products Europe Division decreased as a result of a disappointing performance from the operations in the UK and Germany. The decline in overall sales outpaced the benefits from the implemented cost reductions. A new Managing Director has been appointed for the UK operations, who has already started strengthening the sales organisation and implementing cost reduction measures. A good sales performance in office supplies in Germany could not compensate for a postponement of discretionary spending by customers, particularly with regard to furniture and copiers. While maintaining a good level of profitability, office supplies sales of the Benelux operations are suffering from the weakening economic circumstances. These operations are expected to benefit from the efficiency gains that can be achieved with the new logistics centre that has become fully operational in the third quarter. The smaller operations in other European countries continued their good performance. The Office Products Australia Division also maintained its double digit sales growth.

            The Office Products Europe and Australia Divisions combined reported a total third quarter operating profit (EBITA) of EUR 9.4 million.

Graphic Systems

	3rd quarter			January–September
(EUR million)
	2003	2002	in EUR	2003	2002	in EUR
Net sales	91.8	109.3	(16.1)%	258.6	322.2	(19.7)%
Added value	21.2	24.9	(14.8)%	60.1	76.3	(21.2)%
EBITA	(3.0)	2.0	(252.7)%	(13.6)	5.6	(341.5)%
Average capital employed	126.7	121.0	4.7%	129.9	122.6	6.0%
Ratios
Added value/net sales	23.1%	22.8%		23.3%	23.7%
EBITA/net sales	(3.3)%	1.8%		(5.3)%	1.7%
EBITA/average capital employed	(9.4)%	6.5%		(14.0)%	6.1%

            Third quarter sales of the Graphic Systems Division did not reach the level of last year. Printers chose to postpone capital investments in the wake of continued low business volumes in the market for print publications. The division's order intake was low in the Benelux and Italy in particular, with the order intake in September being below our expectations. An operating loss (EBITA) of EUR 3 million was recorded in the third quarter. Despite a forecast positive operating result in the fourth quarter, the division's full year operating result will be negative.

Paper Merchanting

	3rd quarter				January–September
(EUR million)	2003	2002	in EUR	at constant rates	2003	2002	in EUR	at constant rates
Net sales	649.1	725.9	(10.6)%	(6.9)%	2,018.0	2,256.6	(10.6)%	(6.8)%
Added value	101.4	109.0	(7.0)%	(2.8)%	319.6	346.9	(7.9)%	(3.4)%
EBITA	12.8	13.6	(5.7)%	1.7%	40.0	51.6	(22.5)%	(17.6)%
Average capital employed	602.9	689.6	(12.6)%	(9.6)%	611.3	687.3	(11.1)%	(7.8)%
Ratios
Added value/net sales	15.6%	15.0%			15.8%	15.4%
EBITA/net sales	2.0%	1.9%			2.0%	2.3%
EBITA/average capital employed	8.5%	7.9%			8.7%	10.0%

            Third quarter sales of the Paper Merchanting Division totalled EUR 649 million, decreasing 6.9 per cent. at constant exchange rates. On average paper prices per tonne decreased by 4 per cent., while volumes were 3 per cent. less than in the third quarter of 2002. Third quarter operating result (EBITA) totalled EUR 12.8 million, reflecting an increase of 1.7 per cent. at constant exchange rates. The earnings improvement is attributable entirely to cost savings, which were achieved on the basis of the restructuring measures that have been implemented. The achieved margin improvement reflects the division's strict policy to preserve prices and margins. The results of the division will be included in Buhrmann's consolidated accounts for this year up to 31 October 2003.

Holdings

            Third quarter operating result (EBITA) reported under "Holdings" totalled EUR 4.0 million negative. Excluding exceptional items related to among others the final settlement of acquisitions, holding costs totalled EUR 4.6 million in the third quarter of this year (2002: EUR 5.3 million).

Note to editors

            There will be a conference call for analysts today starting at 10:00 a.m. CET, which will be webcast live on www.buhrmann.com (a link can be found within the investor relations section under "Conference Calls and Presentations"). It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 69 05. The audio archive on our website will be operational shortly after the call.

            The publication of the fourth quarter results is scheduled for Thursday, 12 February 2004. Further details can be found on our corporate website: www.buhrmann.com

For more information, please contact:	Analysts can contact:
Buhrmann Corporate Communications	Buhrmann Investor Relations
Ewold de Bruijne	Carl Hoyer
telephone +31 (0)20 651 10 34	telephone +31 (0)20 651 10 42
e-mail: ewold.de.bruijne@buhrmann.com	e-mail: carl.hoyer@buhrmann.com

     Profile of Buhrmann

  As an international business services and distribution group, Buhrmann is the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks second. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 7 billion with over 18,000 employees in 18 countries.

Safe Harbour Statement

            Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on 27 June 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

            Buhrmann's accounting policies did not change compared with the principles applied in the Group's financial statements for 2002, with the exception of:

  •
  Exceptional items—In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in The Netherlands, results that are not directly related to normal business operations in the period under review are treated as exceptional (comparable 2002 figures will be restated).

  •
  Revenue recognition (for equipment sales of the Graphic Systems Division)—Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded after installation, instead of at delivery.

            It is noted that, as per 2002 financial statements, working capital as part of capital employed has been presented excluding cash, deposits, accruals for income tax and interest. This change has been implemented in the figures retrospectively. In addition, as per Annual Report 2002, organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

            The figures included in this report were not audited by the external accountant.

Consolidated Profit And Loss Account

	3rd quarter			January–September
	2003	2002	change	2003	2002	change
Net sales	2,053.3	2,408.9	(14.8)%	6,342.6	7,523.0	(15.7)%
Cost of sales	(1,584.7)	(1,880.4)	(15.7)%	(4,895.0)	(5,810.3)	(15.8)%

Added value	468.6	528.5	(11.3)%	1,447.6	1,712.7	(15.5)%
Operating costs	(389.2)	(432.7)	(10.1)%	(1,207.3)	(1,368.5)	(11.8)%
Exceptional results	0.6	—		63.8	—

EBITDA	80.0	95.8	(16.5)%	304.1	344.2	(11.7)%
Depreciation	(27.0)	(27.6)	(2.4)%	(79.9)	(85.3)	(6.4)%

EBITA	53.0	68.2	(22.2)%	224.2	258.9	(13.4)%
Amortisation of goodwill	(12.9)	(16.7)	(22.8)%	(39.0)	(52.9)	(26.2)%

Operating result (EBIT)	40.1	51.4	(22.0)%	185.2	206.0	(10.1)%
Net financing costs	(41.4)	(48.9)		(132.6)	(156.8)

Result on ordinary operations before tax	(1.3)	2.5		52.6	49.2
Taxes	(1.5)	(1.7)		(0.1)	(19.3)
Exceptional tax items	—	—		30.0	—
Other financial results	0.6	0.2		0.6	12.8
Minority interests	(4.0)	(3.3)		(9.8)	(9.4)

Net result on ordinary operations	(6.1)	(2.3)	164.6%	73.4	33.2	121.1%
Extraordinary result net	(0.0)	0.0		(0.0)	0.0

Net result	(6.1)	(2.3)	164.6%	73.4	33.2	121.1%

Net profit on ordinary operations before amortisation of goodwill	6.8	14.4	(52.7)%	112.5	86.1	30.6%

Net profit on ordinary operations before amortisation of goodwill and exceptional items	6.2	14.4	(56.9)%	18.7	86.1	(78.3)%
Ratios
Added value as a % of net sales	22.8%	21.9%		22.8%	22.8%
EBITDA as a % of net sales	3.9%	4.0%		4.8%	4.6%
EBITA as a % of net sales	2.6%	2.8%		3.5%	3.4%
EBIT as a % of net sales	2.0%	2.1%		2.9%	2.7%
Ratios, excluding exceptional operating costs/income ("E")
EBITDAE as a % of net sales	3.9%	4.0%		3.8%	4.6%
EBITAE as a % of net sales	2.6%	2.8%		2.5%	3.4%
EBITE as a % of net sales	1.9%	2.1%		1.9%	2.7%

Net Result Per Share Fully Diluted

	3rd quarter		January–September
	2003	2002	2003	2002
	(in millions of euro)
Net result from ordinary operations	(6.1)	(2.3)	73.4	33.2
Dividend preference shares A	(2.8)	(2.8)	(8.4)	(8.4)

Net result on ordinary operations for ordinary shares	(9.2)	(5.1)	64.7	24.8
Add back: amortisation of goodwill	12.9	16.7	39.0	52.9

Total (before amortisation of goodwill)	3.7	11.6	103.8	77.7
Average number of ordinary shares basic (×1,000)	136,177	132,113	134,145	131,719
Options	588	—	588	—
Conversion preference shares C	24,131	22,838	24,131	22,838

Average number of ordinary shares fully diluted (×1,000)	160,896	154,951	158,864	154,557
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.03	0.08	0.66	0.50

Consolidated Cash Flow Statement

	3rd quarter		January–September
	2003	2002	2003	2002
	(in millions of euro)
EBITDA	80.0	95.8	304.1	344.2
Additions to/(release of) provisions	4.8	0.5	9.8	(4.4)

Operating result on a cash basis	84.8	96.3	313.9	339.8
(Increase)/decrease in inventories	16.2	(16.2)	25.7	(19.4)
(Increase)/decrease in trade receivables	56.4	124.9	153.0	167.3
Increase/(decrease) in trade creditors	(73.5)	(119.6)	(168.8)	(244.7)
(Increase)/decrease in other receivables and liabilities	30.8	25.5	55.3	54.5

(Increase)/decrease in working capital	29.9	14.6	65.2	(42.3)
Financial payments	(41.0)	(46.0)	(116.0)	(151.5)
Other operational payments	(14.8)	(12.4)	(42.2)	(30.5)

Cash flow from operational activities	58.9	52.5	220.9	115.5
Investments in tangible fixed assets	(19.7)	(16.0)	(60.0)	(77.0)
Acquisitions, integration and divestments	(6.2)	(11.0)	(13.4)	(26.0)

Available cash flow	33.0	25.5	147.5	12.5
Cash flow from financing activities	(25.5)	60.1	(98.3)	(62.8)

Net cash flow	7.5	85.6	49.2	(50.3)

Consolidated Balance Sheet

	30 September		31 December
	2003	2002	2002
	(in millions of euro)
Fixed assets	2,666.1	3,596.4	2,861.4
Current assets, inventories of trade goods	626.8	732.6	682.7
Current assets, trade receivables	1,287.0	1,580.8	1,506.2
Current assets, other receivables	245.3	303.3	321.0
Cash	60.9	44.9	37.0

Total assets	4,886.2	6,257.9	5,408.4
Group equity
Shareholders' equity	1,759.1	2,456.9	1,768.9
Other group equity	49.8	39.6	41.3

	1,808.8	2,496.5	1,810.2
Provisions	307.3	372.4	337.2
Long-term loans	1,378.0	1,828.7	1,677.7
Current liabilities, interest bearing	181.0	116.5	94.3
Current liabilities, trade creditors	847.3	1,030.5	1,063.7
Current liabilities, other not interest bearing	363.8	413.2	425.4

Total liabilities	4,886.2	6,257.9	5,408.4
Working capital	996.1	1,239.8	1,102.6
Capital employed	3,189.2	4,326.6	3,482.5
Interest-bearing net-debt	1,498.1	1,900.4	1,735.0

Financial Ratios

	30 September		31 December
	2003	2002	2002
	(in millions of euro)
Interest cover (EBITDA/Cash interest) 4 quarterly rolling	2.6	2.7	2.6
Group equity in % of total assets	37.0%	39.9%	33.5%
Interest-bearing debt in % of group equity	82.8%	76.1%	95.8%

Equity Per Share

	30 September		31 December
	2003	2002	2002
	(in millions of euro)
Basic number of ordinary shares outstanding (×1,000)	136,177	132,113	132,113
Basic shareholders' equity per share (in euro)	8.50	14.21	8.93
Fully diluted number of ordinary shares outstanding (×1,000)	160,895	154,950	155,270
Fully diluted shareholders' equity per share (in euro)	9.81	14.69	10.20

Equity Reconciliation

	30 September		31 December
	2003	2002	2002
	(in millions of euro)
Shareholders' equity at the start of the reporting period	1,769	2,634	2,634
Net result year to date	73	33	(588)
Dividend ordinary shares for 2001	—	(10)	(10)
Dividend ordinary shares for 2002	(4)	—	—
Net proceeds issue ordinary shares	6	—	—
Accrual dividend preference shares A 2002	—	—	(11)
Translation differences	(85)	(200)	(256)

Shareholders' equity at the end of the reporting period	1,759	2,457	1,769

Figures Per Division

Net Sales

	3rd quarter			January–September
	2003	2002	change	2003	2002	change
	(in millions of euro)
Office Products North America	955.3	1,203.5	(20.6)%	2,972.8	3,788.2	(21.5)%
Office Products Europe/Australia	357.1	370.2	(3.5)%	1,093.1	1,156.0	(5.4)%
Paper Merchanting	649.1	725.9	(10.6)%	2,018.0	2,256.6	(10.6)%
Graphic Systems	91.8	109.3	(16.1)%	258.6	322.2	(19.7)%

Buhrmann	2,053.3	2,408.9	(14.8)%	6,342.6	7,523.0	(15.7)%

Added Value

	3rd quarter			January–September
	2003	2002	change	2003	2002	change
	(in millions of euro)
Office Products North America	249.1	295.0	(15.5)%	774.8	980.8	(21.0)%
Office Products Europe/Australia	96.8	99.7	(2.9)%	293.1	308.9	(5.1)%
Paper Merchanting	101.4	109.0	(7.0)%	319.6	346.9	(7.9)%
Graphic Systems	21.2	24.9	(14.8)%	60.1	76.3	(21.2)%
Buhrmann	468.6	528.5	(11.3)%	1,447.6	1,712.7	(15.5)%

Added Value as a % of Net Sales

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	26.1%	24.5%	26.1%	25.9%
Office Products Europe/Australia	27.1%	26.9%	26.8%	26.7%
Paper Merchanting	15.6%	15.0%	15.8%	15.4%
Graphic Systems	23.1%	22.8%	23.3%	23.7%
Buhrmann	22.8%	21.9%	22.8%	22.8%

Operating Result (EBITA/EBIT)

	3rd quarter		January–September
	2003	2002	2003	2002
	(in millions of euro)
Office Products North America	37.8	40.9	120.3	172.9
Office Products Europe/Australia	9.4	17.0	29.6	45.1
Paper Merchanting	12.8	13.6	40.0	51.6
Graphic Systems	(3.0)	2.0	(13.6)	5.6
Holdings	(4.0)	(5.3)	48.0	(16.4)
EBITA	53.0	68.2	224.2	258.9
Goodwill	(12.9)	(16.7)	(39.0)	(52.9)
EBIT	40.1	51.4	185.2	206.0

ROS—% (EBITAE/EBITE as a % of net sales) excluding exceptional results

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	4.0%	3.4%	4.0%	4.6%
Office Products Europe/Australia	2.6%	4.6%	2.7%	3.9%
Paper Merchanting	2.0%	1.9%	2.0%	2.3%
Graphic Systems	(2.7)%	1.8%	(5.1)%	1.7%
Holding EBITA as a % of Buhrmann's total net sales	(0.3)%	(0.2)%	(0.3)%	(0.2)%
Buhrmann before amortisation of goodwill (EBITAE)	2.6%	2.8%	2.5%	3.4%
Buhrmann after amortisation of goodwill (EBITE)	1.9%	2.1%	1.9%	2.7%

Average Capital Employed

	3rd quarter		January–September
	2003	2002	2003	2002
	(in millions of euro)
Office Products North America	637.6	870.1	697.9	968.3
Office Products Europe/Australia	187.1	212.0	193.6	212.2
Paper Merchanting	602.9	689.6	611.3	687.3
Graphic Systems	126.7	121.0	129.9	122.6
Other activities and holdings	20.5	23.8	21.9	18.4

Buhrmann, excluding goodwill	1,574.8	1,916.6	1,654.5	2,008.8
Goodwill	1,682.6	2,447.3	1,708.6	2,578.0

Buhrmann, including goodwill	3,257.4	4,363.9	3,363.2	4,586.9

ROCE

	3rd quarter		January–September
	2003	2002	2003	2002
	(per cent.)
Office Products North America	23.7%	18.8%	23.0%	23.8%
Office Products Europe/Australia	20.1%	32.0%	20.4%	28.4%
Paper Merchanting	8.5%	7.9%	8.7%	10.0%
Graphic Systems	(9.4)%	6.5%	(14.0)%	6.1%
Buhrmann, excluding goodwill	13.5%	14.2%	18.1%	17.2%
Buhrmann, including goodwill	4.9%	4.7%	7.3%	6.0%

Organic Growth of Sales

	3rd quarter		January–September
	2003	2002	2003	2002
Office Products North America	(9)%	3%	(5)%	(1)%
Office Products Europe/Australia	(4)%	(5)%	(4)%	(2)%
Paper Merchanting	(7)%	(3)%	(7)%	(3)%
Graphic Systems	(12)%	(7)%	(16)%	(15)%

Buhrmann	(8)%	0%	(6)%	(2)%

Number of Employees

	3rd quarter		31 December
	2003	2002	2002
Office Products North America	11,065	12,414	12,211
Office Products Europe/Australia	5,926	5,978	6,023
Paper Merchanting	5,142	5,441	5,411
Graphic Systems	1,125	1,147	1,139
Holdings	73	73	74

Buhrmann	23,330	25,052	24,857

Consolidated Profit and Loss Account

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Net sales	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6
Cost of sales	(1,584.7)	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)	(1,980.0)

Added value	468.6	476.9	502.1	540.1	528.5	578.7	605.6	620.1	600.5
Operating costs	(389.2)	(395.1)	(422.9)	(428.7)	(432.7)	(460.7)	(475.1)	(473.3)	(487.7)
Exceptional operating costs	0.6	7.3	55.9	0.1	—	—	—	—	—

EBITDA	80.0	89.0	135.1	111.4	95.8	118.0	130.4	146.8	112.8
Depreciation	(27.0)	(25.0)	(27.9)	(28.4)	(27.6)	(28.0)	(29.7)	(22.1)	(29.4)

EBITA	53.0	64.0	107.2	83.0	68.2	90.0	100.8	124.8	83.4
Amortisation of goodwill	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)

Operating result (EBIT)	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6
Net financing costs	(41.4)	(44.4)	(46.8)	(41.9)	(48.9)	(57.8)	(50.2)	(50.4)	(53.9)
Result on ordinary operations before tax	(1.3)	6.9	47.0	(548.8)	2.5	14.5	32.2	57.1	11.7
Taxes	(1.5)	(1.3)	2.7	1.9	(1.7)	(6.5)	(11.1)	(8.2)	(3.2)
Exceptional tax items	—	—	30.0	—	—	—	—	—	—
Other financial results	0.6	0.0	—	3.0	0.2	12.6	(0.0)	(0.1)	(0.7)
Minority interests	(4.0)	(3.7)	(2.1)	(2.7)	(3.3)	(3.7)	(2.5)	(2.0)	(2.6)

Net result on ordinary operations	(6.1)	1.9	77.7	(546.7)	(2.3)	17.0	18.5	46.9	5.2
Extraordinary result net	(0.0)	0.0	(0.0)	(74.3)	0.0	0.0	(0.0)	(9.3)	(0.3)

Net result	(6.1)	1.9	77.7	(621.0)	(2.3)	17.0	18.5	37.6	4.9

Net result on ordinary operations before amortisation of goodwill (Cash earnings)	6.8	14.6	91.0	43.3	14.4	34.8	36.9	64.1	23.0

Ratios
Added value as a % of net sales	22.8%	22.3%	23.3%	22.3%	21.9%	22.5%	23.8%	22.9%	23.3%
EBITDA as a % of net sales	3.9%	4.2%	6.3%	4.6%	4.0%	4.6%	5.1%	5.4%	4.4%
EBITA as a % of net sales	2.6%	3.0%	5.0%	3.4%	2.8%	3.5%	4.0%	4. 6%	3.2%
EBIT as a % of net sales	2.0%	2.4%	4.4%	(20.9%)	2.1%	2.8%	3.2%	4.0%	2.5%

Figures per Division Net Sales

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(n millions of euros)
Office Products North America	955.3	1,014.2	1,003.3	1,142.6	1,203.5	1,313.8	1,270.9	1,337.4	1,334.2
Office Products Europe/Australia	357.1	358.1	378.0	384.0	370.2	390.0	395.8	402.9	387.4
Paper Merchanting	649.1	658.6	710.3	731.4	725.9	750.7	780.0	782.4	743.4
Graphic Systems	91.8	104.7	62.1	166.5	109.3	112.9	100.0	186.2	115.6

Buhrmann	2,053.3	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6

Operating Result (EBITA/EBIT)

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Office Products North America	37.8	39.5	43.0	24.2	40.9	61.0	71.0	60.6	53.8
Office Products Europe/Australia	9.4	11.9	8.2	19.0	17.0	13.1	15.1	20.7	14.0
Paper Merchanting	12.8	12.6	14.6	22.1	13.6	18.3	19.8	28.5	16.7
Graphic Systems	(3.0)	(1.7)	(8.9)	17.3	2.0	3.2	0.5	19.3	3.8
Holdings	(4.0)	1.8	50.3	0.3	(5.3)	(5.5)	(5.6)	(4.3)	(4.9)

EBITA	53.0	64.0	107.2	83.0	68.2	90.0	100.8	124.8	83.4
Goodwill	(12.9)	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)

EBIT	40.1	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6

Average Capital Employed

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
Office Products North America	637.6	680.1	767.6	839.2	870.1	972.1	1,067.0	1,017.5	1,071.9
Office Products Europe/Australia	187.1	186.6	202.2	212.1	212.0	207.8	213.4	230.1	232.3
Paper Merchanting	602.9	602.4	622.0	670.9	689.6	687.0	683.0	684.5	693.6
Graphic Systems	126.7	131.5	133.2	120.9	121.0	123.6	125.1	120.2	121.2
Other activities and holdings	20.5	25.1	23.4	26.2	23.8	17.4	15.5	16.1	(4.2)

Buhrmann, excluding goodwill	1,574.8	1,625.7	1,748.4	1,869.2	1,916.6	2,007.9	2,103.9	2,068.5	2,114.9
Goodwill	1,682.6	1,686.6	1,755.3	2,265.8	2,447.3	2,578.7	2,702.9	2,644.9	2,695.4

Buhrmann, including goodwill	3,257.4	3,312.3	3,503.7	4,135.0	4,363.9	4,586.6	4,806.8	4,713.4	4,810.2

ROCE

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(per cent.)
Office Products North America	23.7%	23.2%	22.4%	11.6%	18.8%	25.1%	26.6%	23.8%	20.1
Office Products Europe/Australia	20.1%	25.6%	16.3%	35.8%	32.0%	25.1%	28.3%	36.0%	24.1%
Paper Merchanting	8.5%	8.3%	9.4%	13.2%	7.9%	10.7%	11.6%	16.6%	9.6%
Graphic Systems	(9.4%)	(5.2%)	(26.8%)	57.3%	6.5%	10.2%	1.7%	64.2%	12.6%
Buhrmann, excluding goodwill	13.5%	15.8%	24.5%	17.8%	14.2%	17.9%	19.2%	24.1%	15.8%
Buhrmann, including goodwill	4.9%	6.2%	10.7%	(49.0%)	4.7%	6.3%	6.9%	9.1%	5.5%

Net Result Per Share Fully Diluted

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(per Ordinary Share in euros)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.03	0.07	0.57	0.26	0.08	0.21	0.22	0.40	0.13

Consolidated Cash Flow Statement

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	(in millions of euros)
EBITDA	80	89	135	111	96	118	131	147	113
Additions to/(release of) provisions	5	1	4	5	—	1	(6)	2	13

Operating result on a cash basis	85	90	139	116	96	119	125	149	126
(Increase)/decrease in inventories	16	16	(6)	30	(16)	5	(8)	31	19
(Increase)/decrease in trade receivables	56	(23)	119	28	125	(52)	94	50	89
Increase/(decrease) in trade creditors	(74)	69	(164)	73	(120)	149	(274)	180	(76)
(Increase)/decrease in other receivables and liabilities	31	(17)	42	(36)	26	(16)	45	(69)	28

(Increase)/decrease in working capital	30	45	(9)	95	15	86	(143)	192	60
Financial payments	(41)	(40)	(36)	(49)	(46)	(56)	(50)	(52)	(63)
Other operational payments	(15)	(16)	(11)	(20)	(12)	(11)	(7)	3	(37)

Cash flow from operational activities	59	79	83	142	53	138	(75)	292	86
Investments in tangible fixed assets	(20)	(22)	(18)	(30)	(16)	(30)	(31)	(21)	(42)
Acquisitions, integration and divestments	(6)	(1)	(7)	(5)	(11)	43	(58)	(55)	(70)

Available cash flow	33	56	58	107	26	151	(164)	216	(26)
Cash flow from financing activities	(26)	(61)	(12)	(145)	60	(157)	34	(163)	(9)

Net cash flow	7	(5)	46	(38)	86	(6)	(130)	53	(35)

Organic Growth of Sales

	2003						2002								2001
	Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4		Q3
Office Products North America	(9%	)	(4%	)	1%		(3%	)	3%		0%		(6%	)	(4%	)	0%
Office Products Europe/Australia	(4%	)	(5%	)	(4%	)	(4%	)	(5%	)	1%		(2%	)	(2%	)	6%
Paper Merchanting	(7%	)	(8%	)	(7%	)	(5%	)	(3%	)	(3%	)	(4%	)	(6%	)	(5%	)
Graphic Systems	(12%	)	(13%	)	(25%	)	(10%	)	(7%	)	(18%	)	(18%	)	(2%	)	1%

Buhrmann	(8%	)	(6%	)	(4%	)	(4%	)	0%		(2%	)	(5%	)	(4%	)	0%

Exchange Rates

	2003			2002				2001
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Euro versus U.S.$, average rate	$1.12	$1.14	$1.07	$1.01	$0.99	$0.92	$0.88	$0.90	$0.89
Euro versus U.S.$, end rate	$1.17	$1.14	$1.09	$1.05	$0.96	$1.00	$0.87	$0.88	$0.91

REGISTERED OFFICE OF THE ISSUER

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
PO Box 23456
1100 DZ Amsterdam
The Netherlands

LEGAL ADVISERS

To the Company

Allen & Overy
Apollolaan 15
1077 AB Amsterdam
The Netherlands

To the Managers

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

AUDITORS

PricewaterhouseCoopers Accountants N.V.
Prins Bernhardplein 200
1097 JB Amsterdam
The Netherlands

FISCAL AGENT, CONVERSION AGENT
AND CALCULATION AGENT

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

REGISTRAR

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Luxembourg

AMSTERDAM PAYING AGENT AND LISTING AGENT

Deutsche Bank AG, Amsterdam Branch
Herengracht 450-454
1017 CA Amsterdam
The Netherlands

Merrill Corporation Ltd, London
03LON2168

            No person has been authorised to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of any of the Company, the Guarantors or the Managers. Neither the delivery of this Offering Circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the information contained herein or in the affairs of the Company since the date hereof.

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	4
INCORPORATION BY REFERENCE	5
RISK FACTORS	6
RECENT DEVELOPMENTS	11
USE OF PROCEEDS	12
BUHRMANN NV	13
CAPITALISATION OF THE COMPANY	30
SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY	31
MANAGEMENT	34
DIVIDENDS AND DIVIDEND POLICY OF BUHRMANN NV	39
GUARANTORS	40
TERMS AND CONDITIONS OF THE BONDS	42
CLEARANCE AND SETTLEMENT OF THE BONDS	84
SHARE PRICE HISTORY OF ORDINARY SHARES OF THE COMPANY	86
DESCRIPTION OF SHARE CAPITAL, ARTICLES OF ASSOCIATION AND STOCK OPTIONS	87
TAXATION	93
SUBSCRIPTION AND SALE	97
GENERAL INFORMATION	99
ANNEX	A-1

Buhrmann NV
(Incorporated with limited liability in The Netherlands)

€114,819,000 2.00 per cent.
Guaranteed Subordinated
Convertible Bonds due 2010

guaranteed by
the Guarantors named in the Guarantee

Sole Bookrunner

Deutsche Bank

Joint Lead Managers

Deutsche Bank
ABN AMRO

Offering Circular

16 December 2003

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2003
BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
	By:	/s/ H. VAN DER KOOIJ H. van der Kooij General Counsel and Company Secretary

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
INCORPORATION BY REFERENCE
RISK FACTORS
RECENT DEVELOPMENTS
USE OF PROCEEDS
BUHRMANN NV
CAPITALISATION OF THE COMPANY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY
MANAGEMENT
DIVIDENDS AND DIVIDEND POLICY OF BUHRMANN NV
GUARANTORS
TERMS AND CONDITIONS OF THE BONDS
CLEARANCE AND SETTLEMENT OF THE BONDS
SHARE PRICE HISTORY OF ORDINARY SHARES OF THE COMPANY
DESCRIPTION OF SHARE CAPITAL, ARTICLES OF ASSOCIATION AND STOCK OPTIONS
TAXATION
SUBSCRIPTION AND SALE
GENERAL INFORMATION
ANNEX
PART A FINANCIAL INFORMATION
PART B PRESS RELEASE
REGISTERED OFFICE OF THE ISSUER
LEGAL ADVISERS
AUDITORS
FISCAL AGENT, CONVERSION AGENT AND CALCULATION AGENT
REGISTRAR
AMSTERDAM PAYING AGENT AND LISTING AGENT
SIGNATURE